As confidentially submitted to the Securities and Exchange Commission on March 14, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

So-Young International Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8000	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

So-Young International Inc.

3/F, Wangjing SOHO-Tower 3A

Chaoyang District, Beijing, 100102

People’s Republic of China

+86 10 5707-6564

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A ordinary shares, par value US$0.0005 per share(1)(2)	US$	US$

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each American depositary share represents                Class A ordinary shares.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2019.

American Depositary Shares

So-Young International Inc.

Representing              Class A Ordinary Shares

This is an initial public offering of                  American depositary shares, or ADSs, by So-Young International Inc. Each ADS represents                  Class A ordinary shares, par value US$0.0005 per share. It is currently estimated that the initial public offering price per ADS will be between US$                 and US$                .

Prior to this offering, there has been no public market for the ADSs or our shares. We have applied to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol “[●].”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our ADSs involve risks. See “Risk Factors” beginning on page 15.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

We have granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                     , 2019.

Upon the completion of this offering, our directors, executive officers and principal shareholders will continue to have substantial control over our company. Our affiliates will be able to exercise             % of the total voting power of our issued and outstanding shares if the underwriters do not exercise their over-allotment option, or             % if the underwriters exercise their over-allotment option in full.

Morgan Stanley	Deutsche Bank Securities

Prospectus dated                     , 2019.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                     , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from an industry report, dated December 2018 and updated in March 2019, commissioned by us and prepared by Frost & Sullivan (Beijing) Inc., or Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in China.

Our Mission and Vision

Our mission is to bring beauty and health to everyone. Our founders set up So-Young to transform the fast-growing yet opaque medical aesthetics market in China by providing transparent information, which ultimately allowed us to build a one-stop destination where users can conveniently find quality services.

Our vision is to become the most trusted technology company in the broader consumption healthcare service industry, and transform this market in the same way we have been doing for the medical aesthetics sector in China.

Business Overview

So-Young is No. 1 and the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China.

•	audience reach: over 240 million average monthly views of our rich media content distributed through social media networks and our targeted media platforms in the fourth quarter of 2018;

•	user engagement: our So-Young mobile app accounted for 84.1% of total daily user time spent on online medical aesthetic service mobile apps in 2018, according to Frost & Sullivan;

•

transaction value facilitated: we facilitated medical aesthetic treatment transactions in the aggregate value of RMB2.1 billion (US$306.6 million) through our platform in 2018, representing 33.1% of total amounts paid for medical aesthetic treatment booked online in that year, according to Frost & Sullivan; and

•	trustworthiness: we ranked top in terms of both brand awareness and customer stickiness in a survey of 1,000 respondents conducted in October 2018.

Our business model comprises three integrated components: (i) our original, reliable and professional content and its distribution through major social media networks and our targeted media platforms in China, (ii) our highly engaged social community characterized by signature user-generated content, and (iii) our transparent and user-friendly online reservation services for medical aesthetic treatment. With reliable and comprehensive content, as well as a multitude of social functions on our platform, users seeking medical aesthetic treatment can discover products and services, evaluate their quality, and reserve desired treatment. Because of our highly engaged user base, we believe that we are a more effective customer acquisition channel for medical aesthetic service providers, compared to other online channels. According to Frost & Sullivan, customer acquisition spending by medical aesthetic service providers on online medical aesthetic service platforms as a percentage of total customer acquisition spending on all online channels rapidly increased from 0.9% in 2014 to 7.0% in 2018, and is expected to reach 25.6% by 2023.

We leverage our popular and professional media content to reach and attract a vast audience. Our vibrant and trustworthy social community allows our users to discover the latest medical aesthetic treatment trends and helps them make purchase decisions. The personal experience shared by users who had undergone medical aesthetic treatment further builds the trust that is critical for others who wish to have similar treatment. We had a large depository of over 2 million day-by-day, case-based blogs called Beauty Diaries, as of December 31, 2018. We believe our business model, which connects a user’s innate desire to be more beautiful with a personal, emotionally-attached discovery and assessment process on our platform, is highly effective in facilitating users’ decision making and enhancing user experience. We also encourage users to rate, review and share their treatment experience on our platform. We believe the user-generated content, ratings and reviews on our platform incentivize medical aesthetic service providers to offer high-quality and diversified treatment with transparent pricing.

Our Value Propositions for Users

•	reliability: we offer users a reliable experience through our pursuit of quality and trustworthy content offerings and our medical aesthetic service providers that are carefully selected;

•	transparency: we provide transparency on medical aesthetic treatment details, such as pricing, reviews and service provider credentials; and

•

convenience: our comprehensive media content, social community and online reservation function guide users to a seamless medical aesthetic service journey, from discovery, interaction and evaluation, to reservation, review and aftercare.

Our Value Propositions for Medical Aesthetic Service Providers

•

effective customer acquisition: leveraging our user base with high propensity to spend, as well as our data insight and technological strengths, we are able to match medical aesthetic service providers with targeted users cost-effectively;

•

differentiated branding: we empower medical aesthetic service providers, especially small and medium sized market participants, to introduce their brands and build credibility through authentic user-driven evaluations; and

•

operating efficiency: we provide Software as a Service, or SaaS, and professional training programs for medical service providers, to help them better manage client information, increase conversion rate and upgrade their service offerings.

Our DNA for innovation defines who we are, brought about our earlier success, and will continue to serve as a bedrock for our future growth. Leveraging our strong brand image, extensive audience reach, trust of our users, highly engaged social community and data insights, we are well positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market. We have built a proven track record by launching a series of services aimed at medical aesthetic service providers, and by achieving early advantages in expanding into the dental, dermatology, ophthalmology, gynecology, and physical examination services in China.

We generate revenues primarily through information service fees and reservation service fees charged to medical aesthetic service providers. Our total revenues increased rapidly by 428.2% from RMB49.1 million in 2016 to RMB259.3 million in 2017, and further by 138.0% to RMB617.2 million (US$89.8 million) in 2018. Our net income was RMB55.1 million (US$8.0 million) in 2018, compared to a net loss of RMB81.0 million in 2016 and a net income of RMB17.2 million in 2017.

Our Industry

Growth of Medical Aesthetic Service Industry in China

Medical aesthetic services are elective medical procedures that specialize in improving cosmetic appearance, thereby improving people’s quality of life and psychological well-being. The medical aesthetic service industry in China is large and rapidly growing. According to Frost & Sullivan, the total revenues of the medical aesthetic services industry reached RMB121.7 billion (US$17.7 billion) in 2018, representing a CAGR of 23.6% from 2014. The total revenues of this industry are expected to reach RMB360.1 billion (US$52.4 billion) by 2023, with an accelerated CAGR of 24.2% from 2018 to 2023. With such growth rate, China has become one of the fastest growing medical aesthetic service markets in the world, ranked the second in terms of market size in 2017, and is poised to become the largest market in the world by 2021.

The medical aesthetic service industry in China is highly fragmented and competitive. According to Frost and Sullivan, there were approximately 10,000 medical aesthetic service providers in 2018. In addition, the medical aesthetic service industry in China is largely driven by private institutions as they actively create a competitive niche in their treatment and closely follow aesthetic trends. Among private institutions, the top five players merely represented 7.4% of the total market.

Online Customer Acquisition by Medical Aesthetic Service Industry in China

Medical aesthetic service providers in China acquire their customers through offline channels, such as beauty salons and outdoor advertisement, as well as online channels, which include online medical aesthetic platforms, search engines and general online e-commerce platforms. According to Frost & Sullivan, medical aesthetic service providers spent RMB31.3 billion (US$4.6 billion) on customer acquisition in 2018, representing 25.8% of the total revenues in this industry.

Source: Frost & Sullivan

In particular, online customer acquisition spending in China’s medical aesthetic service industry amounted to RMB18.1 billion (US$2.6 billion) in 2018, and is expected to continue to grow rapidly at a CAGR of 22.2% from 2018 to 2023, reaching RMB49.3 billion (US$7.2 billion) by 2023.

Online Medical Aesthetic Service Platform in China

Online medical aesthetic service platforms are where users can discover, evaluate and reserve medical aesthetic services for treatment offline. Online medical aesthetic service platforms emerged in recent years and quickly gained market share from traditional online customer acquisition channels as such platforms effectively facilitated the direct interaction between consumers and medical aesthetic service providers. According to Frost & Sullivan, customer acquisition spending on online medical aesthetic platforms accounted for 0.9% of total customer acquisition spending through online channels in 2014 and 7.0% in 2018, and is expected to reach 25.6% by 2023. Customer acquisition spending on online medical aesthetic service platforms increased from RMB64.5 million (US$9.4 million) in 2014 to RMB1.3 billion (US$0.2 billion) in 2018, and is expected to grow to RMB12.6 billion (US$1.8 billion) in 2023, representing a CAGR of 58.2% from 2018.

Source: Frost & Sullivan

Consumption Healthcare Service Industry in China

Consumption healthcare services, such as medical aesthetic services, refer to elective medical services that are primarily for improving people’s quality of life and not aimed at treating serious diseases. China enjoys a large and fast-growing consumption healthcare service industry. According to Frost & Sullivan, total revenues from consumption healthcare services industry in China was RMB560.7 billion (US$81.6 billion) in 2018, and is expected to grow at a CAGR of 20.0% from 2018 to 2023, reaching RMB1,395.5 billion (US$203.0 billion) by 2023. Similar to the medical aesthetic service industry, consumption healthcare service providers observe increasing spending on online customer acquisition channels to gain customers as the industry is also highly competitive and fragmented.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

•

market leader in terms of audience reach, user engagement, transaction value facilitated and trustworthiness, according to Frost & Sullivan and a survey of 1,000 respondents conducted in October 2018, with powerful business model;

•

market trailblazer and technology innovator, being the first to introduce a social community focused on medical aesthetic services and the first to utilize artificial intelligence technology in analyzing facial features for evaluating virtual medical aesthetic needs and predicting treatment effects online, according to Frost & Sullivan;

•	most trusted platform, according to a survey of 1,000 respondents conducted in October 2018, with highly engaged community of users;

•	reliable professional content distributed through social media;

•	platform of choice for approximately 4,000 medical aesthetic service providers as of December 31, 2018; and

•	visionary management team with proven execution capability.

Our Strategies

Going forward, we will continue to be laser-focused on enhancing the credibility, transparency and comprehensiveness of the information and services featured on our platform. We believe these unique competitive advantages are key to reinforcing our brand reputation, user loyalty and leadership position. Such established brand awareness, industry standing and platform capabilities position us well to expand into the broader consumption healthcare market.

We plan to achieve our vision, and ultimately our mission, through the following key strategies:

•	drive transparency in the industry through enriched content offering;

•	proactively deploy artificial intelligence and other technological innovations;

•	strengthen collaboration with medical aesthetic service providers through more value-added services;

•	continue to raise brand awareness and expand user acquisition channels; and

•	expand into other consumption healthcare verticals and tap into new user segments.

Our Challenges

Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including those relating to:

•	our limited operating history in the evolving online medical aesthetic service industry, which makes it difficult to evaluate our future prospects;

•	our ability to manage the growth and increased complexity of our business, to control our costs and expenses, and to execute our strategies effectively;

•	consumer claims, regulatory or professional investigations and litigations regarding the medical information and services being offered on our platform;

•	characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits;

•	our ability to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner;

•	our ability to attract users and medical service providers to continue to contribute content that is high-quality, reliable or otherwise valuable to our users;

•	unfavorable market perception of the overall medical aesthetic industry;

•	our ability to maintain the strength of our brand and reputation;

•	uncertainties, changes and developments in the regulatory framework in China with respect to the provision of online medical aesthetic services and information;

•

potential liabilities for infringement, misappropriation or other violations of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide; and

•	our ability to prevent our medical service providers from breaching their contractual obligations and failure to pay the full amount of fees owed to us.

Corporate History and Structure

We commenced our operations in November 2013 through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, a limited liability company established under the laws of the PRC, to provide medical aesthetic information.

In April 2014, we incorporated So-Young International Inc., or So-Young Cayman, in the Cayman Islands as our holding company. In May 2014, So-Young Cayman established a wholly owned subsidiary, So-Young Hong Kong Limited, in Hong Kong, which in turn established So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei, a wholly owned PRC subsidiary in July 2014.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Beijing Wanwei entered into a series of contractual arrangements, as amended and restated, with Beijing So-Young and its shareholders, through which we obtained control over Beijing So-Young and its subsidiaries. As a result, we are regarded as the primary beneficiary of Beijing So-Young and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Wanwei as our wholly foreign owned entity, or WFOE, and to Beijing So-Young as our variable interest entity, or VIE, in this prospectus. For more details and risks related to our variable interest entity structure, please see “Corporate History and Structure—Contractual Arrangements with our VIE and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure”.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our significant subsidiaries and other entities that are material to our business, as of the date of this prospectus:

Note:
(1)

Shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin, and Mr. Tao Yu, holding 59.7%, 37.8%, and 2.5%, respectively, of the equity interest in Beijing So-Young. Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu are our beneficiary owners; Mr. Shao is our director; Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder and chief information officer.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.00 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 3/F, Wangjing SOHO-Tower 3A, Chaoyang District, Beijing, 100102, People’s Republic of China. Our telephone number at this address is +86 10 5707-6564. Our registered office in the Cayman Islands is located at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.soyoung.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                    .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents Class A ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share;

•	“consultation message” are to each message sent between a user and a medical service provider on our platform;

•	“Existing Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0005 per share, existing prior to the completion of this offering;

•	“Existing Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0005 per share, existing prior to the completion of this offering;

•

“mobile MAUs” are to the sum of (i) the number of unique mobile devices that have accessed our platform through our So-Young mobile app at least once during a month, and (ii) the number of unique Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. The numbers of our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device and Weixin user account as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that some individuals may use more than one mobile device, may share the same mobile device with other individuals, and/or may use both our mobile app and Weixin mini programs to access our platform;

•

“monthly UVs” of soyoung.com, are to the number of unique IP address that various internet browsers apply to access our website, from either PC end or mobile end, at least once during a month. The numbers of our monthly UVs of soyoung.com are calculated using internal company data that has not been independently verified, and we treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access our platform;

•

“online medical aesthetic platform service market” are to the business activities of online medical aesthetic service platforms, where users can discover, evaluate and reserve medical aesthetic services for treatment offline, such as So-Young;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“So-Young,” “we,” “us,” “our company” and “our” are to So-Young International Inc., its subsidiaries and its consolidated affiliated entity;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0005 per share; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 8, 2019, the noon buying rate for Renminbi was RMB6.7201 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	A total of ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full, comprised of Class A ordinary shares and Class B ordinary shares). Class B ordinary shares issued and outstanding immediately after the completion of this offering will represent % of our total issued and outstanding shares and % of the then total voting power (or % of our total issued and outstanding shares and % of the then total voting power if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.0005 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of the final prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (i) to invest in technology and research and development, (ii) for brand promotion and user acquisition efforts, (iii) for horizontal and vertical business expansions, (iv) to enhance our content offering, and (v) for general corporate purposes and working capital. See “Use of Proceeds” for more information.

Lock-up	We, [our directors and executive officers, our existing shareholders and option holders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sales” and “Underwriting.”

[Directed ADS Program	At our request, the underwriters have reserved up to [●]% of the ADSs being offered by this prospectus (without consideration of the underwriters’ option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families.]

Listing	We have applied to have the ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol “[●].” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2019.

Depositary	[●]

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based on 67,113,419 ordinary shares outstanding as of the date of this prospectus, assuming (i) the automatic re-designation of shares held by into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering and (ii) the automatic re-designation of all of our remaining             shares and the automatic conversion and re-designation of all of our outstanding              shares into              Class A ordinary shares immediately prior to the completion of this offering;

•	includes Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs;

•	excludes Class A ordinary shares issuable upon exercise of our outstanding options; and

•	excludes Class A ordinary shares reserved for future issuances under our share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2016, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues:
Information services	19,869	143,613	415,119	60,377
Reservation services	29,221	115,692	202,107	29,395

Total revenues	49,090	259,305	617,226	89,772
Cost of revenues(1)	(25,192)	(44,799)	(91,563)	(13,317)

Gross profit	23,898	214,506	525,663	76,455
Operating expenses:
Sales and marketing expenses(1)	(62,206)	(127,462)	(306,360)	(44,558)
General and administrative expenses(1)	(18,043)	(29,725)	(75,442)	(10,973)
Research and development expenses(1)	(17,932)	(32,557)	(94,726)	(13,777)

Total operating expenses	(98,181)	(189,744)	(476,528)	(69,308)

(Loss)/Income from operations	(74,283)	24,762	49,135	7,147

(Loss)/Income before tax	(81,036)	13,221	58,254	8,473
Income tax benefit/(expense)	—	3,981	(3,171)	(461)

Net (loss)/income	(81,036)	17,202	55,083	8,012
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(15,157)

Net loss attributable to ordinary shareholders of the Company	(102,523)	(11,319)	(49,128)	(7,145)

Net (loss)/income	(81,036)	17,202	55,083	8,012
Other comprehensive income/(loss):
Foreign currency translation adjustment	2,323	(2,203)	34,439	5,009

Total other comprehensive income/(loss)	2,323	(2,203)	34,439	5,009

Total comprehensive (loss)/income	(78,713)	14,999	89,522	13,021
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(15,157)

Comprehensive loss attributable to ordinary shareholders of the Company	(100,200)	(13,522)	(14,689)	(2,136)

Net loss per ordinary share:
Basic	(3.81)	(0.42)	(2.00)	(0.29)
Diluted	(3.81)	(0.42)	(2.00)	(0.29)

Weighted average number of ordinary shares used in computing loss per share, basic and diluted	26,882,387	26,882,387	24,555,427	24,555,427

Note:
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(96)	(89)	(1,423)	(207)
Sales and marketing expenses	(262)	(490)	(1,018)	(148)
General and administrative expenses	(1,158)	(1,675)	(10,112)	(1,471)
Research and development expenses	(168)	(405)	(13,306)	(1,935)

Total	(1,684)	(2,659)	(25,859)	(3,761)

The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	440,859	563,383	81,941
Term deposits and short-term investments	81,258	643,539	93,599
Total current assets	552,438	1,278,451	185,942
Total assets	568,385	1,340,536	194,970
Total liabilities	140,927	302,156	43,946
Total mezzanine equity	594,421	1,395,949	203,031
Total shareholders’ deficit	(166,963)	(357,569)	(52,007)

The following table presents our summary consolidated cash flow data for the years presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(40,756)	90,877	198,985	28,941
Net cash (used in)/generated from investing activities	(108,345)	7,032	(569,372)	(82,811)
Net cash provided by financing activities	122,690	324,671	485,414	70,601
Effect of exchange rate changes on cash and cash equivalents	180	(114)	7,497	1,090

Net (decrease)/increase in cash and cash equivalents	(26,231)	422,466	122,524	17,821
Cash and cash equivalents at beginning of year	44,624	18,393	440,859	64,120

Cash and cash equivalents at end of year	18,393	440,859	563,383	81,941

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history in the evolving online medical aesthetic service industry, which makes it difficult to evaluate our future prospects.

We launched our online medical aesthetic service business in November 2013 and have a limited operating history. We have limited experience in most aspects of our business operation, such as our service platform and the production of medical aesthetic-related content on our platform. In addition, we have limited experience in serving our users and medical service providers. As our business develops and as we respond to competition, we may continue to introduce new service offerings and make adjustments to our existing services and to our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

The online medical aesthetic platform service industry may not develop as expected. Prospective users and medical service providers may not be familiar with the development of online medical aesthetic service markets and may have difficulties distinguishing our services from those of our competitors. Convincing prospective users and medical service providers of the value of using our services is important to the success of our business.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	manage our future growth;

•	offer personalized and competitive online medical aesthetic services;

•	increase the utilization of our service by existing and new users;

•	maintain and enhance our relationships with medical service providers and our other partners;

•	navigate the evolving regulatory environment;

•	enhance our technology infrastructure to support the growth of our business;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees;

•	cope with economic fluctuations; and

•	defend ourselves against legal and regulatory actions.

Our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced rapid growth in our business and operations since our inception. Our total revenues increased by 428.2% from RMB49.1 million in 2016 to RMB259.3 million in 2017, and further by 138.0% to

RMB617.2 million (US$89.8 million) in 2018. Our gross profit increased significantly by 797.6% from RMB23.9 million in 2016 to RMB214.5 million in 2017, and further by 145.1% to RMB525.7 million (US$76.5 million) in 2018. Our gross margin improved from 48.7% in 2016 to 82.7% in 2017, and further improved to 85.2% in 2018. However, our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. Our revenue growth may slow, or our total revenues may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing down of China’s medical aesthetic industry, emergence of alternative business models, and general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

We may be subject to consumer claims, regulatory or professional investigations and litigations regarding the medical information and services offered on our platform, which could materially and adversely affect our brand, reputation, and results of operations.

We have implemented a screening procedure through verifying the qualifications and required licenses of medical service providers and paying regular visits to medical service providers, and also have recorded the contact person details of such medical service providers. However, we cannot assure you that all the information of the medical service providers we have is updated in a timely manner. Pursuant to the PRC Consumer Protection Law, under the circumstances where the users suffer injuries or damages due to the service reserved on our platform, they may bring claims or legal proceedings against us as a platform service provider if we fail to provide the real names, addresses and valid contact details of the medical service providers in the event that users request such information for purposes of seeking compensation from the medical service providers. Furthermore, if we know or should have known that medical service providers on our platform use our platform to infringe upon the legitimate rights and interests of users but we fail to take necessary measures, we may be subject to joint and several liability with the medical service providers. Users may also seek refunds in such situations.

We do not provide any medical treatment ourselves. Medical service providers make their own decisions regarding the medical services provided to our users. Any incorrect decisions on the part of our service providers may result in undesirable or unexpected outcomes, including complications, injuries and potentially death in the most extreme cases. We may be subject to complaints, claims or legal proceedings initiated by our users as a result of any negative physical reaction to services reserved on our platform. We have implemented a strict procedure to verify the qualifications and required licenses of the medical service providers we partner with. However, we cannot assure you that all our medical service providers are fully licensed and qualified as required by PRC law. Pursuant to the PRC E-Commerce Law that became effective on January 1, 2019, we are required to verify the identities of our medical service providers, including but not limited to verification of business licenses and other required qualifications or licenses, and shall take necessary steps if we find out or should have found out that services provided by a service provider do not comply with the requirements of health and safety protections. If we are deemed to have failed to verify the service providers’ qualifications and licenses, or failed to otherwise perform our obligations as a platform with respect to services that are pertinent to the life and health of consumers provided through our platform, we may be subject to potential sanctions under PRC law, including suspension of certain business activities, rectification, compensation, and administrative penalties, and may face civil and criminal liabilities. See “Regulation—Regulations on Consumer Protection” and “Regulation—Regulations on E-commerce.”

In addition, as medical aesthetic service focuses on improving our users’ physical appearance, users may have varying expectations of the magnitude of improvement that may result from the medical aesthetic services. Users who are dissatisfied with the services received may request refunds and other compensation from us, complain on our platform and other social media platforms and/or file legal claims against us. We have experienced complaints from our users in the past, and we cannot assure you that we will be able to successfully manage users’ expectation and prevent their complaints, allegations and other claims in the future. Such complaints, allegations and other claims, regardless of merits, may have a material adverse effect on our reputation, business, results of operations, financial condition and prospects. Although we sometimes offer complimentary services, refunds and/or other insignificant amount of monetary compensations to address users’ complaints, the amounts of which have been immaterial historically, we cannot assure you that we can successfully address all user complaints in the future.

We may be subject to regulatory or professional investigations and litigations. Any complaint, claim or legal proceeding, regardless of merit, could adversely affect our brand image and reputation. In addition, any legal proceeding that may be brought against us could divert management resources and incur extra costs. A settlement or successful claim against us can result in legal costs, damages, compensation and reputational damage to use and may adversely affect our business, results of operations, financial condition and prospects.

Characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits.

As the leading online platform for medical aesthetic services as measured by audience reach, user engagement, transaction value facilitated and trustworthiness, according to Frost & Sullivan, we dedicate ourselves to providing transparent information. The information available on our platform includes but is not limited to information provided by medical service providers, including their registration or practicing license details, contact information, the services they provide, the price of such services and reviews and Beauty Diaries associated with the service providers contributed by users. We also connect our users with medical service providers on our platform. We have adopted internal control and platform regulation measures seeking to ensure the authenticity and pertinence of the medical aesthetic information available on our platform. and endeavor to prevent the information disseminated on our platform from being considered medical, drug or other medical device advertisements.

We believe it is improbable that PRC governmental authorities will deem the content or the format of the information disseminated from and displayed on our platform to constitute medical, drug or other medical device advertisements, and we have not been subject to any regulatory authority’s inquiries or investigations in connection with the content or format of information disseminated from and displayed on our platform. However, as advertisement is currently defined vaguely and broadly under the relevant PRC laws and regulations and the available regulatory interpretations, we cannot assure you that the information provided by medical aesthetic services providers on our platform will not be deemed by relevant authorities as advertisement.

If certain information listed on our platform is considered medical advertisement, it will subject us to regulations that may have material impacts on our operations. Medical, drug and/or medical devices advertisement must be approved by relevant PRC authorities before they are distributed, and distributors, among other obligations, are required to review the applicable licenses and permits of the medical service providers, ensure the content displayed is fair and accurate, and take steps to monitor the content of advertisements displayed on their platforms. In addition, distributors are required to label advertisements from other information so that consumers will not be misled. Furthermore, we may be required to scale back, rearrange or alter the content or format of information displayed on our platform, thereby affecting the fundamental of our business model. As a result, compliance with laws and regulations applicable to the advertisement industry could materially and adversely affect our business prospects, results of operations and financial condition. In addition, we will also be subject to increased liability under these laws and regulations and may incur additional costs, such as fines or other penalties, if we fail to comply. Such liabilities and costs could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Regulation—Regulations on Advertising.” Moreover, we may be subject to additional taxes applicable to the advertisement industry.

If we fail to anticipate user preferences and provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to maintain and grow user engagement on our platform. To attract and retain users and compete against our competitors, we must continue to offer high-quality and reliable content to provide our users with a superior online medical aesthetic service experience. To this end, we must continue to produce original content and source new professional and user-generated content in a cost effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate user preferences and industry changes and respond to such changes timely and effectively. If we fail to continue to offer high-quality and reliable content to our users that cater to the needs and preferences, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operations may be materially and adversely affected.

In addition to content generated by our users and medical service providers, we rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. We face competition for qualified personnel in a limited pool of high-quality creative talent. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted. Any deterioration in our in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results.

If our users and medical service providers do not continue to contribute content that is high-quality, reliable or otherwise valuable to our users, we may experience a decline in user traffic and user engagement.

In addition to content produced by ourselves, our ability to provide users with interesting, reliable and industry-specific content depends on information and content contributed by our users and medical service providers. We believe that one of our competitive advantages is the quality, quantity and open nature of the content on our platform, and that access to reliable, rich and industry-specific content is one of the main reasons users visit So-Young. We seek to foster a broader and more engaged user community, and we encourage influencers, such as social media celebrities and key opinion leaders, and medical service providers to use our platform to share interesting and high quality content.

If our users and medical service providers do not continue to contribute content to our platform as a result of any factors, such as government policy changes and use of alternative communication channels or if their content is not high-quality, reliable or otherwise valuable to users, we may be unable to provide users with attractive content and our user base and user engagement may decline. If we experience a decline in the number of users or the level of user engagement, our business and operating results could be materially and adversely affected.

Our business may be materially and adversely affected by an unfavorable market perception of the overall medical aesthetic industry.

Medical aesthetic services have been gaining popularity in recent years. However, we believe that existing and potential users of the medical aesthetic service industry remain cautious about the risks inherent in medical aesthetic services and are therefore sensitive to any negative review, comment or allegations on the industry in general. Any such allegations, negative news or research results regarding accident, ineffectiveness of services, health risks or inadequate services standard by any medical aesthetic service provider, regardless of merits, may lead to deterioration in consumer confidence in and market perception of the medical aesthetic service industry, and could lead to reduced demand for medical aesthetic services. Moreover, market perception of the medical aesthetic industry may be adversely affected by external factors beyond our control, including restrictive government policies and guidance. As a participant to the industry, we could consequently be exposed to reputational harm and our business, results of operations, financial condition and prospects may be adversely affected.

We depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects.

Our reputation and brand recognition, which depend on cultivating awareness, trust and confidence among our current or potential users, is critical to the success of our business. We believe a well-recognized brand is crucial to increasing our user base and, in turn, facilitating our effort to monetize our services and enhancing our attractiveness to our users and service providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed.

In addition, any perception that the quality of our medical aesthetic services may not be the same as or better than that of other medical aesthetic service platforms can damage our reputation. Any negative media publicity about any of the services available on our platform or product or service quality problems at other online medical aesthetic service platforms, including at our competitors, may also negatively impact our reputation and brand. Negative perceptions of medical aesthetic products and services, or the industry in general, may reduce the number of users coming to our platform and the number of transactions conducted through our platform, which would adversely impact our revenues and liquidity position.

We are subject to uncertainties, changes and developments in the regulatory framework in China with respect to the provision of online medical aesthetic services industry.

As the online medical aesthetic service industry in China is at a relatively early stage of development, applicable laws and regulations may be adopted from time to time to address new issues and may require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist with regard to the implementation and interpretation of and compliance with current and any future laws and regulations applicable to our business. We cannot assure you that we will be able to meet all the applicable regulatory requirements, or comply with all the applicable regulations and guidelines at all times. Failure to do so could result in sanctions, fines, penalties or other disciplinary actions, including, among other things, limitations or prohibitions on our future business activities, which may harm our reputation, and consequently materially and adversely affect our financial condition and results of operations.

We have been, and may continue to be, subject to liabilities for infringement, misappropriation or other violations of third-party intellectual property rights or other allegations based on the content available on our platform or services we provide.

We have historically been and may continue to be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects. We allow users and medical service providers to upload written materials, images, videos and other content on our platform and download, share, link to and otherwise access audio, video and other content on our platform. In addition, we regularly distribute articles, images, audios, videos and other content on our platform and our social media accounts. Although we have set up comprehensive procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available on our platform, it is not possible for us to identify and remove or disable all potentially infringing content that may exist. As a result, third parties may take action and file claims against us if they believe that certain content available on our platform violates their copyrights, rights of reputation, image rights or other intellectual property rights. We have been involved in litigation based on allegations of infringement of third-party intellectual property, including rights of reputation and image rights, due to the content available on our platform. We paid (or are obligated to pay) an aggregate of RMB6.9 million (US$1.0 million) to plaintiffs in alleged intellectual property right infringement lawsuits against us between January 1, 2016 and December 31, 2018, as a result of settlements or adverse judgments. As of December 31, 2018, a total of 26 lawsuits against us in connection with our platform were still pending, with the aggregate amount of damages sought under these pending cases being approximately RMB11.3 million (US$1.6 million).

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. Companies in the internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights or other related legal rights. We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights or other intellectual property rights held by third parties. Although we have, through our own in-house team or by cooperating with third parties, invested significant time and resources in registering our trademarks and other intellectual property rights, we cannot assure you that we have registered all the trademark rights necessary in our daily operation with competent governmental authorities. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we may need to resort to litigation to enforce our intellectual property rights and we also face a higher risk of being the subject of intellectual property infringement claims. Pursuing or defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Any claims against us, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have adverse effect on our business, financial condition and prospects.

Although we have not been subject to claims or lawsuits with respect to copyright infringement outside of China, we cannot assure you that we will not become subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform or (iii) enter into royalty or license agreements that may not be available on commercially reasonable terms or at all. In these cases, our business, financial condition and prospects may be adversely affected.

We may not prevent our medical service providers from breaching their contractual obligations and failing to pay the full amount of fees owed to us, which could materially and adversely affect our financial condition and results of operations.

We charge reservation service fees from the medical service providers on our platform when our users use their services as a result of sales leads generated from our platform, as long as the service provider is active on our platform. In most cases, users make reservations with the medical service providers directly on our platform. However, in some circumstances, users may decide to purchase different or additional services during their on-site visits. In these cases, our medical service providers are under contractual obligations to make supplemental payments to us based on the actual transaction value. We have implemented rigorous monitoring procedures and comprehensive platform rules to prevent our medical service providers from underreporting transaction value and failing to pay the full amount of reservation service fees due to us. For example, we reach out to users after their visits and confirm the actual services they have purchased, and we impose monetary and other penalties in accordance with our platform rules against any medical service provider who is found to have misreported the transaction value or underpaid fees. However, we cannot assure you that we can prevent all our medical service providers from breaching their contractual obligations to us and failing to pay the full amount of reservation service fees owed to us. If there is an increase in the level of underpayment or nonpayment by our medical service providers, our business, financial condition and results of operation can be materially and adversely affected.

We face significant competition; if we are unable to compete effectively, we may lose our market share, and our results of operations and financial condition may be materially and adversely affected.

As the market for online medical aesthetic services is relatively new, rapidly evolving and intensely competitive, we expect competition to continue and intensify in the future. We face competition from leading search engines, other online medical aesthetic service platforms and general online e-commerce platforms. We expect competition to intensify in the future as current competitors diversify and improve their service offerings and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. They may be acquired by, receive investment from or enter into strategic relationships with established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online medical aesthetic industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. The Chinese medical aesthetic service market faces competition from developed markets such as South Korea, Japan, Hong Kong and Taiwan. The failure of Chinese service providers to compete effectively against their overseas counterparts may materially and adversely impact our financial results. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.

Our current level of information and reservation services fee rates may decline in the future as a result of competitive and other industry-related factors, and any material reduction in our fee rates may reduce our profitability and materially and adversely affect our business.

We may experience pressure on our information and reservation services fee rates as a result of the competition we face in the online medical aesthetic service industry, as well as macroeconomic factors that are beyond our control. We derive substantially all of our revenues from information and reservation services fees paid by medical aesthetic service providers on our platform.

As the online medical aesthetic industry in China is experiencing significant growth and intensifying competition, we expect that average fee rates for certain medical aesthetic treatment and procedures to decrease. We believe that any downward pressure on these fee rates would likely continue and intensify as more players enter the market and as the Chinese online medical aesthetic market faces increasing competition from other geographic markets, including South Korea, Japan, Hong Kong and Taiwan. A decline in the industry average fee rates in China could in turn lower our fee rates. If our information or reservation services fee rates decrease significantly, our business, results of operations and financial condition may be materially and adversely affected.

Fraudulent or illegal activities on our platform could negatively impact our brand and reputation and cause the loss of users. As a result, our business may be materially and adversely affected.

We may be subject to fraudulent or illegal activities on our platform, sometimes through sophisticated schemes or collusion. Our resources, technologies, fraud detection tools and risk management system may be insufficient to accurately detect and timely prevent fraud and misconduct. A significant increase in fraudulent activities could negatively impact our brand and reputation, result in losses suffered by users and medical service providers, and reduce user activity on our platform. We may need to adopt additional measures in the future to prevent and reduce fraud, which could increase our costs. High-profile fraudulent activities could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our reputation and financial performance could be materially and adversely affected.

Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or MIIT, national and local health commissions, the National Radio and Television Administration or NRTA, the National Medical Products Administration, or the NMPA, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online medical aesthetic business, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our platform offers live video broadcasting, video recordings of live streaming videos and original short videos created by ourselves and our service providers. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. See “Regulations—Regulations on Internet Audio-Visual Program Services.” We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. In addition, because uncertainty remains regarding the interpretation of relevant concepts including “online publications” under the current PRC laws and regulations, the provision of our self-produced content, including articles on medical aesthetic services, on our online platform may be considered “online publishing” and we may be required to obtain an Internet Publishing License, which we currently do not have. See “Regulations—Regulations on Internet Publishing.”

As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities for lack of approvals and permits. However, we cannot assure you that we will not be subject to any warning, investigations or penalties in the future. If the PRC government deems us as operating without proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, we may be required to apply for additional approvals, license or permits, or subject to various penalties, including fines, termination or restrictions of the part of our business or revoking of our business licenses, which may adversely affect our business and materially and adversely affect our business, financial conditions and results of operations.

Any change, disruption or discontinuity in the features and functions of major social networks in China could significantly limit our ability to continue growing our user base, and our business may be materially and adversely affected.

Our success depends on our ability to attract new users and retain existing users. We leverage social networks in China as a tool for user acquisition and engagement. We distribute a substantial part of our content through these social network platforms. To the extent that we fail to leverage such social networks, our ability to attract or retain users may be severely harmed. If any of these social networks makes unfavorable changes to its functions or support, or cease to offer its functions or support to us, we may not be able to locate alternative platforms of similar scales to provide similar functions or support to us. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business. Any interruption to or discontinuation of our relationship with the major social network operators in China may severely and negatively impact our ability to continue growing our user base and result in material adverse effect on our business, financial condition and results of operations.

Our expansion plans, including our plans to expand into new business lines and geographic areas, are subject to uncertainties and risks, and we may not be able to successfully manage our expanded operations.

To serve our expanding user base and our users’ evolving medical service needs, we continuously expand into new geographic areas and offer new services. Expansion into diverse locations and business categories involves new risks and challenges. Our lack of familiarity with these new geographic areas and service offerings may make it more difficult for us to anticipate user demand and preferences.

We have mainly focused on service providers in the major urban centers in China, and we plan to expand our nationwide network coverage to penetrate further into China’s smaller cities. We also plan to expand further into international markets. There is no assurance that our geographic expansion strategies will be successful. As we enter markets and countries that are new to us, we must tailor our services and business model to the unique circumstances of such markets and countries, which can be complex, difficult and costly, and divert management and personnel resources. In addition, we may face competition from platforms that may have more experience with operations in such markets and countries. In addition, laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses, or our failure to adapt our practices, systems, processes and business models effectively to user preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

We also plan to continue to introduce and expand new services on our platform. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new service offerings and lack of relevant customer data may make it more difficult for us to anticipate customer demand and preferences and manage legal, operational, competitive and other risks. We cannot assure you that we will be able to recoup our investments in introducing these new service categories. If we fail to execute our expansion strategies effectively or address the challenges and risks we encounter when executing our expansion strategies, our business and results of operations could be materially and adversely affected.

We have incurred net losses in the past, and we may again incur losses in the future.

While we generated net income in 2017 and 2018, we incurred a net loss in 2016. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract users, further enhance and develop our service offerings, enhance our technology capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the transaction volume achieved on our platform may be lower than expected, which may lead to lower-than-expected revenues. Furthermore, we have adopted a share incentive plan in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us. We generate all of our total revenues from information and reservation services fees charged to medical aesthetic service providers we partner with. Any material decrease in our information or reservation services fees would have a substantial impact on our financial condition. As a result of the foregoing and other factors, we may again incur net losses in the future.

Any failure to protect our content and other intellectual property could harm our business and competitive position.

We believe that trademarks, trade secrets, copyright and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand.

Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. In particular, we may have difficulty addressing the threats to our business associated with piracy of our content, particularly our original content. Our content may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us. We adopt a variety of measures to mitigate risks associated with piracy, including by litigation and through technology measures. We cannot assure that such measures will be effective.

In addition, while we typically require our employees who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

As we serve as a social platform for our users, we may be held liable for content that is posted, made available through or linked to our platform. Although we have required our in-house content-generating team, users and service providers to post only legally compliant and inoffensive materials and have set up screening procedures, our requirements and screening procedures may fail to eliminate all potentially noncompliant content. As the live video broadcasting communications on our platform are conducted in real time, we are generally unable to examine the content generated before they are streamed. Therefore, it is possible that some of the live content on our platform may engage in illegal, obscene, incendiary or subversive conversations or activities, including posting of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations. If the PRC authorities find that we have not adequately managed or supervised the content on our platform, they may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform. Moreover, we may face potential claims for libel or slander in connection with our platform content, or a third party may find content on our platform offensive or indecent and take other legal action against us. Any such claim, with or without merit, could be time-consuming and costly to defend, and may result in litigation and divert management’s attention and resources. If we incur costs or liability as a result of these events, our business, financial condition and operating results could be adversely affected.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement. If we fail to protect the confidential information of our users, whether due to cyberattacks, computer viruses, physical or electronic break-ins, or other reasons, we may be subject to liabilities imposed by relevant laws and regulations, and our reputation and business may be materially and adversely affected.

Concerns about the collection, use, disclosure or security of personal information or chat history or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users, customers and service providers and subject us to regulatory investigations, all which may adversely affect our business. We collect contact information, browsing history and other personal data from our users in order to better understand our users and their needs and to support our big data analytical capabilities for more targeted services. Due to the volume and sensitivity of the personal information and biometric data we collect and manage, the security features of our platform and information systems are critical. We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. We also conduct a rigorous data-masking process before providing user information to medical aesthetic professionals. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and service providers and have an adverse effect on our business and operating results.

In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of the data of our users or service providers could significantly harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base. Our practices may also become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. In addition to the possibility of fines, such inconsistency could result in substantial costs or requirement that we change our practices, which could have an adverse effect on our business and operating results. See also “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

We rely on proper operation and maintenance of our online platform. Any deficiencies, malfunction, capacity restraint, operation interruption or undetected programming failure or flaws could harm our reputation and adversely affect our business.

We conduct our business activities through our online platform. Therefore, the satisfactory performance, reliability and availability of our online platform are critical to our success and our ability to attract and retain users. The reliability and availability of our online platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users could be adversely affected. In addition, service interruptions can prevent users from accessing our platform and making transactions, and frequent interruptions could frustrate users and discourage them from using our platform, which could cause us to lose users and adversely affect our operating results.

In addition, our platform and internal systems rely on software that is highly technical and complex, and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users using our platform or disruptions to the operations of our medical service providers, delay introductions of new features or enhancements, result in errors or compromise our ability to support effective user service and enjoyable user engagement. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users, which could adversely affect our business, results of operations and financial conditions.

Failure or poor performance of third-party software, infrastructure or systems on which we use could adversely affect our business. In particular, our users use third-party payment service providers to make payments on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

We use third parties to provide and maintain certain infrastructure that is important to our business. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, our business may be materially and adversely affected. The infrastructure of our third-party service providers may malfunction or fail due to events out of our control, which could disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and cash flows. Any failure to maintain and renew our relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Historically, we had engaged in collecting payments on behalf of third parties, which may be deemed as having provided payment settlement services, thereby exposing us to potential penalties. We have since begun to cooperate with several third parties for the billing, payment and escrow functions on our platform. The commercial banks and third-party online payment service providers that we work with are subject to the supervision by the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the availability of services provided by such entities for us. For example, in November 2017, the PBOC published a notice (the “PBOC Notice”) on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. We believe that our partnership with the commercial banks and third-party online payment service providers are not in violation of the PBOC Notice, but we cannot assure you that the PBOC or other governmental authorities will hold the same view with ours. If required by the PBOC or new legislation, the commercial banks or the payment service providers may modify or suspend the services they offer to us, and we may be required to obtain additional license and incur additional expenses. If the PBOC or other governmental authorities deem our cooperation with the commercial banks and payment service providers as in violation of relevant laws and regulations, we may be subject to penalties, fines, legal sanctions or suspension of the relevant functions on our platform. See “Regulations—Regulations on Payment Services.”

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or suspend or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We currently cooperate with Apple’s app store and major PRC-based Android app stores to distribute our So-Young mobile application to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on the further acceptance of the internet and particularly the mobile internet as an effective platform for assessing medical aesthetic services and content.

While the internet and the mobile internet have gained increased popularity in China as platforms for medical aesthetic products and content in recent years, many users have limited experience in accessing medical aesthetic services online. For example, users may not consider online content to be reliable sources of medical aesthetic information. If we fail to educate users about the value of our content, our platform and our services, our growth may be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and the mobile internet as an effective and efficient platform for medical aesthetic services and content is also affected by factors beyond our control, including negative publicity around online medical aesthetic services and potential restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

Real or perceived inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as mobile MAUs and purchasing users, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

Our success depends on the continuing service of our key employees, including our senior management members and other talent. If we fail to hire, retain and motivate our key employees, our business may suffer.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, as well as the services provided by our staff and a number of other key managerial, marketing, business development, customer service, technical and operations personnel. The loss of such key personnel could have a material adverse effect on our business. Growth in our business is dependent, to a large degree, on our ability to retain and attract such employees.

Competition for well-qualified employees in all aspects of our business is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, our business, results of operations, financial condition and prospects may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Given the nature of the medical aesthetic industry, our business could be significantly and adversely affected by health epidemics, including effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu or Severe Acute Respiratory Syndrome, or SARS. In addition, our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic disease, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

From time to time we may evaluate and potentially consummate investments and acquisitions or enter into alliances, which may require significant management attention, disrupt our business and adversely affect our financial results.

We may identify strategic partners to form strategic alliances or invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These investments may involve minority stakes in other companies, acquisitions of entire companies or acquisitions of selected assets.

Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our operating results may fluctuate from period to period, which makes our operating results difficult to predict and could cause our revenue, expenses and profitability to differ from our past performance and/or expectations during certain periods.

The performance of our businesses is subject to seasonal fluctuations. Our business is typically the slowest during the Chinese New Year, which generally falls in the first quarter of the year. In contrast, our business is the strongest and we experience highest volume of sales and platform activities in the fourth quarters of a year. As a result, we believe that comparisons of our operating results over any interim periods in the past may not be an accurate indicator of our future performance. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

We have limited business insurance coverage.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

Since we launched our business, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, develop new services or further improve existing services, expand into new geographic areas and acquire complementary businesses and technologies. However, additional funds may not be available when we need them on reasonable terms, or at all. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

•	our market position and competitiveness in the online medical aesthetic service industry;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by online medical aesthetic platforms and other internet companies in China; and

•	economic, political and other conditions in China and internationally.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Changes in the level of consumer confidence and spending in China or a general downturn in the Chinese and global economy could materially and adversely affect us.

Our business, financial condition and results of operations are sensitive to changes in overall economic conditions that affect consumer spending in China. The medical aesthetic industry is sensitive to general economic changes. Any slowing in growth rate or decrease in per capita disposable income in China may negatively impact spending by consumers on medical aesthetic services. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing.

Moreover, there is considerable uncertainty in the global economic condition as well as concern about the economic effects of the tensions between China and the United States. Any prolonged slowdown in the global or Chinese economy may lead users to delay or reduce use of our services, and consumer demand for our services may not grow as we expect, which could materially and adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Increases in labor costs in the PRC and enforcement of stricter labor laws and regulations may adversely affect our business and results of operations.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, paying minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations will be adversely affected.

We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in significant share-based incentive expenses.

We have adopted the Amended and Restated 2018 Share Plan, or the Plan, in January 2019 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 7,111,447 ordinary shares. As of the date of this prospectus, options to purchase 5,083,760 ordinary shares are granted and outstanding under the Plan.

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have identified a material weakness in our internal controls as of December 31, 2018, and if we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls. In the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our material weakness relates to our lack of a sufficient number of financial reporting personnel with the appropriate level of knowledge and experience in the application of U.S. GAAP and Securities and Exchange Commission, or SEC, rules and regulations commensurate with our reporting requirements. Although we have begun to implement measures to address the material weakness, implementation of those measures may not fully remediate the material weakness in a timely manner. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain telecommunication businesses and certain other businesses, such as provision of online medical aesthetic information and services, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of online medical aesthetic information and service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are an exempted company incorporated in the Cayman Islands. Beijing So-Young Wanwei Technology Consulting Co., Ltd., or So-Young Wanwei, is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our businesses in China through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, our consolidated affiliated entity, and its subsidiaries, based on a series of contractual arrangements by and among So-Young Wanwei, Beijing So-Young and its shareholders. For a description of these contractual arrangements, see “Corporate History and Structure.” As a result of these contractual arrangements, we exert control over our consolidated affiliated entity and consolidate its financial results in our financial statements under U.S. GAAP.

In the opinion of our PRC counsel, Han Kun Law Offices, the ownership structure of So-Young Wanwei and Beijing So-Young does not result in any violation of PRC laws and regulations currently in effect, and the contractual arrangements between So-Young Wanwei, Beijing So-Young and its shareholders as governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	terminating or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues; and

•	shutting down our servers or blocking our mobile apps and websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entity in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entity and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with consolidated affiliated entity and its shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entity. For example, our consolidated affiliated entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entity in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entity, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entity and its shareholders of their obligations under the contracts to exercise control over our consolidated affiliated entity. The shareholders of our consolidated affiliated entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our consolidated affiliated entity. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Our Business and Industry—Any failure by our consolidated affiliated entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our consolidated affiliated entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated affiliated entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our consolidated affiliated entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our consolidated affiliated entity were to refuse to transfer their equity interests in our consolidated affiliated entity to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entity, and our ability to conduct our business may be negatively affected. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our consolidated affiliated entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our consolidated variable entity are Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu. Mr. Hui Shao is our director, Mr. Xing Jin is our co-founder and chief executive officer, and Tao Yu is our co-founder and chief information officer. Nevertheless, conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entity. These shareholders may breach, or cause our consolidated variable entity to breach, or refuse to renew, the VIE Contractual Arrangements we have with them and our consolidated variable entity, which would have a material and adverse effect on our ability to effectively control our consolidated variable entity and receive economic benefits from such entity. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in what they believe to be the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entity have executed powers of attorney to appoint So-Young Wanwei or a person designated by So-Young Wanwei to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entity. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated affiliated entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our consolidated affiliated entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our consolidated affiliated entity in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entity for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entity for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our affiliated entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entity that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated affiliated entity, the entity holds certain assets that are material to the operation of our business, including permits, domain names and most of our IP rights. If our consolidated affiliated entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated affiliated entity may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, the draft PRC Foreign Enterprise Investment Law and their potential impacts on the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce of the People’s Republic of China, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Among other things, the 2015 Draft FIL adopts the principle of “substance over form” in determining whether an entity is a domestic enterprise or a foreign-invested enterprise, or a FIE, by introducing the concept of “de facto control”. Specifically, entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this context, “control” is broadly defined in the 2015 Draft FIL to cover the scenario of having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The entities we are currently operating under the “variable interest entity” structure, or VIE structure, may be deemed as FIEs according to the 2015 Draft FIL and thus subject to the foreign investment restrictions in the PRC.

On December 26, 2018, the Standing Committee of the National People’s Congress of the PRC published a discussion draft of the proposed Foreign Enterprise Investment Law, or the 2018 Draft FEIL, the updated version of which was reviewed and discussed by the National People’s Congress of the PRC on March 11, 2019. The 2018 Draft FEIL does not explicitly stipulate contractual arrangements as a form of foreign investment, nor does it include the concept of “de facto control”. However, the draft law contains a catch-all provision under the definition of “foreign investment” that will include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the 2018 Draft FEIL, it is likely that prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.

The full name of the 2015 Draft FIL and 2018 Draft FEIL are not exactly the same, and the publishing authorities of the two drafts are different. It is unclear whether the 2018 Draft FEIL is published to supersede and replace the 2015 Draft FIL.

Both the 2015 Draft FIL and the 2018 Draft FEIL proposed to grant national treatment to foreign invested entities, except for those FIEs that operate in industries included in the “negative list”. In other words, only FIEs operating in industries within the scope of the “negative list” will require market entry clearance. Industries not included in the “negative list” are generally open for FIEs. As both the 2015 Draft FIL and the 2018 Draft FEIL have yet to be adopted, it is unclear whether the “negative list” contemplated by the 2015 Draft FIL and the 2018 Draft FEIL, upon adoption, will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) that was published by the MOFCOM and National Development and Reform Commission on June 30, 2018 and took effect on July 30, 2018.

There is substantial uncertainty with respect to the final content, interpretation, adoption timeline and effective date of the 2015 Draft FIL and/or the 2018 Draft FEIL. In the event that our variable interest entity contractual arrangements under which we operate our business were not treated as a domestic investment and our operations are classified in the “restricted” or “prohibited” industry in the “negative list” under the 2015 Draft FIL or the 2018 Draft FEIL when officially enacted, we might be required to obtain market entry clearance, and accordingly we may face uncertainties as to whether such clearance can be timely obtained, or at all. If we were unable to obtain such clearance, our variable interest entity contractual arrangements might be deemed as invalid and illegal, and we might be required to unwind the variable interest entity contractual arrangements and/or dispose of such business.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as So-Young Wanwei, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our revenues are derived from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated affiliated entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the recent flood of capital outflows of China due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOC, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary and variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, our variable interest entity and its subsidiaries. We may make loans to our PRC subsidiary, variable interest entity and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, total principal amount of loans provided by us to each PRC domestic company every year cannot exceed a certain amount. Further, we are not likely to finance the activities of our consolidated affiliated entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services and related businesses.

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from dividends, any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed

Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in stock incentive plan in an overseas publicly-listed company, subject to a few exceptions, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees or employees who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards will be subject to SAFE Circular 7 and other relevant rules and regulations upon the completion of this offering. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that So-Young International Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of

20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of So-Young International Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that So-Young International Inc. is treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from [the New York Stock Exchange/Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administration of Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to complete the social insurance registration and housing fund registration and pay the social insurance premiums and housing funds for their employees. If we are deemed to have failed to make adequate social insurance and/or housing fund contributions or complete the social insurance registration and housing fund registration, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Related to Our ADSs and This Offering

An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the [the New York Stock Exchange/Nasdaq Stock Market]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new service offerings and expansions by us or our competitors;

•	announcements of new laws and regulations or interpretations of existing laws and regulations that affect our business;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class voting structure such that our ordinary shares consist of Existing Class A ordinary shares and Existing Class B ordinary shares. Holders of Existing Class A ordinary shares and Existing Class B ordinary shares have the same rights other than voting and conversion rights. Each holder of Existing Class A ordinary shares is entitled to ten vote per share and each holder of our Existing Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Each Existing Class A ordinary share is convertible into one Existing Class B ordinary share, whereas Existing Class B ordinary shares are not convertible into Existing Class A ordinary shares. Upon any transfer of Existing Class A ordinary shares by a holder thereof to any other person or entity, such Existing Class A ordinary shares are automatically and immediately converted into the equal number of Existing Class B ordinary shares. As the date of this prospectus, Mr. Xing Jin, our chief executive officer, together with his affiliates, beneficially owns all of our issued Existing Class A ordinary shares.

Immediately prior to the completion of this offering, we expect to amend our dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to                     votes per share based on our proposed

dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any other person who is not an affiliate of the holder (as such terms defined in our post-offering amended and restated articles of association), or the change of ultimate beneficial ownership of any Class B ordinary shares from a holder thereof to any person who is not an affiliate of the holder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Upon completion of this offering,                      will beneficially own all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our dual classes of ordinary shares,                     will have considerable influence over important corporate matters. Following the completion of this offering,                      will beneficially own         % of the aggregate voting power of our company, assuming that the underwriters do not exercise their over-allotment option. After this offering,                      will have considerable influence over matters requiring shareholder approval, over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                      ADSs (equivalent to                     Class A ordinary shares) outstanding immediately after this offering, or                      ADSs (equivalent to                      Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, [we, our directors and executive officers, our existing shareholders and holders of our share-based awards] have agreed not to sell any ordinary shares, ADSs or similar securities for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and if CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on [the New York Stock Exchange/Nasdaq Stock Market] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) our wholly owned PRC subsidiary were established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules and (iii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiary, our consolidated affiliated entity and its respective shareholders as a type of acquisition transaction falling under the M&A Rules.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. If the CSRC or other relevant PRC regulatory authorities subsequently determine that a prior CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have conditionally adopted amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become immediately effective prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least                      days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of [the New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [the New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the [NYSE/Nasdaq] corporate governance listing standards.

As a Cayman Islands exempted company listed on [New York Stock Exchange/Nasdaq Stock Market], we are subject to the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. However, [New York Stock Exchange/Nasdaq Stock Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. We do not currently plan to utilize the home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards applicable to U.S. domestic issuers.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation—U.S. Federal Income Tax Considerations) holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our ability to retain and increase the number of users and expand our service offerings;

•	our future business development, financial conditions and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the trends in, expected growth and the market size of online medical aesthetics industry, both in the PRC and globally;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our relationships with users and service providers;

•	our proposed use of proceeds;

•	competition in our industry;

•	general economic and business conditions in the market we have business; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The medical aesthetic, online medical aesthetic and consumption healthcare industries may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the online medical aesthetic industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                million, or approximately US$                million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$                per ADS, the mid-point of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) the net proceeds to us from this offering by US$                million, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 30% to invest in technology and research and development;

•	approximately 20% for brand promotion and user acquisition efforts;

•	approximately 20% for horizontal and vertical business expansions;

•	approximately 10% to enhance our content offering; and

•

the balance for general corporate purposes and working capital needs and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiary only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary and variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation—Regulations on Foreign Exchange—Regulations on Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately upon the completion of this offering and (ii) the sale of                  Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                 per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	30,440	4,427	—	—
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	99,075	14,410	—	—
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	17,769	2,584	—	—
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	161,101	23,431	—	—
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 9,750,676 shares authorized, issued and outstanding as of December 31, 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	422,035	61,382	—	—
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; 3,497,954 shares authorized, issued and outstanding as of December 31, 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	178,035	25,894	—	—

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series E convertible redeemable preferred shares (US$ 0.0005 par value; 6,164,979 shares authorized, issued and outstanding as of December 31, 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	487,494	70,903	—	—

Total mezzanine equity	1,395,949	203,031	—	—

Shareholders’ equity:
Class A Ordinary shares (US$ 0.0005 par value, 12,000,000 shares authorized, issued and outstanding as of December 31, 2018, respectively; and 12,000,000 (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	37	5	37	5
Class B ordinary shares (US$ 0.0005 par value; 144,177,521 shares authorized, and 11,290,940 shares issued and outstanding as of December 31, 2018; and 55,113,419 (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	35	5	185	27
Additional paid-in capital(2)	—	—	1,395,799	203,009
Accumulated deficit	(394,039)	(57,311)	(394,039)	(57,311)

Accumulated other comprehensive income	36,398	5,294	36,398	5,294

Total shareholders’ (deficit)/equity(2)	(357,569)	(52,007)	1,038,380	151,024

Total capitalization(2)	1,340,536	194,970	1,340,536	194,970

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$                 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, total equity and total capitalization by US$                 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2018 was US$151.0 million, or US$                 per Class A ordinary share as of that date and US$                 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$                 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$                 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$                 million, or US$                 per ordinary share and US$                 per ADS. This represents an immediate increase in net tangible book value of US$                 per ordinary share and US$                 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$                 per Class A ordinary share and US$                 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2018	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed public offering price of US$                 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$                 million, the pro forma as adjusted net tangible book value per Class A ordinary share and per ADS after giving effect to this offering by US$                 per ordinary share and US$                 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                 per Class A ordinary share and US$                 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 5,083,760 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.1 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed                 as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (i) the contract is signed and/or performed within China, (ii) the subject of the action is located within China, (iii) the company (as defendant) has seizable properties within China, (iv) the company has a representative organization within China, or (v) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC solely by virtue of holding our ADSs or ordinary shares.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced our operations in November 2013 through Beijing So-Young Technology Co., Ltd., or Beijing So-Young, a limited liability company established under the laws of the PRC, to provide medical aesthetic information.

In April 2014, we incorporated So-Young International Inc., or So-Young Cayman, in the Cayman Islands as our holding company. In May 2014, So-Young Cayman established a wholly owned subsidiary, So-Young Hong Kong Limited, in Hong Kong, which in turn established So-Young Wanwei Technology Consulting Co., Ltd., or Beijing Wanwei, a wholly owned PRC subsidiary in July 2014.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Beijing Wanwei entered into a series of contractual arrangements, as amended and restated, with Beijing So-Young and its shareholders, through which we obtained control over Beijing So-Young and its subsidiaries. As a result, we are regarded as the primary beneficiary of Beijing So-Young and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Wanwei as our wholly foreign owned entity, or WFOE, and to Beijing So-Young as our variable interest entity, or VIE, in this prospectus. For more details and risks related to our variable interest entity structure, please see “—Contractual Arrangements with our VIE and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this prospectus, including our significant subsidiaries and other entities that are material to our business, as of the date of this prospectus:

Note:
(1)

Shareholders of Beijing So-Young are Mr. Hui Shao, Mr. Xing Jin, and Mr. Tao Yu, holding 59.7%, 37.8%, and 2.5%, respectively, of the equity interest in Beijing So-Young. Mr. Hui Shao, Mr. Xing Jin and Mr. Tao Yu are our beneficiary owners; Mr. Shao is our director, Mr. Jin is our co-founder, director and chief executive officer, and Mr. Yu is our co-founder and chief information officer.

Contractual Arrangements with Our VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Wanwei, our VIE Beijing So-Young and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law.

Agreements that provide us effective control over our VIE

Pursuant to the powers of attorney, each shareholder of VIE irrevocably authorized our WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in VIE, including without limitation, attending shareholders’ meetings of VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, directors, supervisors, general managers and other senior management members of Beijing So-Young.

Pursuant to the equity pledge agreements, the shareholders pledge 100% of their equity interest in VIE to our WFOE to guarantee the performance by VIE and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive option agreements and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, our WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws, unless the event of default has been successfully resolved to the satisfaction of our WFOE. The shareholders of our VIE agree that, without our WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in VIE or any portion thereof. As of the date of this prospectus, we have completed registering the equity pledge with the relevant office of the PRC State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Spousal Consent Letter. The spouse of each shareholder of VIE has each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by her spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that her spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms she will not assert any rights over the equity interests in VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement. On November 1, 2018, Beijing So-Young and our WFOE entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, our WFOE has the exclusive right to provide Beijing So-Young with comprehensive technical support, consulting services and other services. Without prior written consent of our WFOE, Beijing So-Young agrees not to directly or indirectly accept the same or any similar services provided by any third party regarding the matters contemplated by this agreement. Beijing So-Young agrees to pay our WFOE service fees, which will be determined by our WFOE based on various factors, including but not limited to the complexity, cost and value of the services provided by our WFOE. Our WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or developed during the performance of this agreement. The agreement may be terminated in accordance with the provisions of this agreement.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement.    Pursuant to the exclusive option agreement entered into on November 1, 2018, each shareholder of Beijing So-Young has irrevocably granted our WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing So-Young. The purchase price shall be RMB10 (US$1.5), the amount of registered capital contributed by such shareholder of Beijing So-Young in Beijing So-Young or the minimum price required by PRC law. If our WFOE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without our WFOE’s prior written consent, Beijing So-Young shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its material assets or beneficial interest, create or allow any encumbrance on its material assets or other beneficial interests, provide any loans to any third parties except for payables incurred in the ordinary course of business other than through loans, enter into any material contract with a value of more than RMB500,000 (US$72.7 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Beijing So-Young has agreed that, without our WFOE’s prior written consent, he or she will not dispose of his or her equity interests in Beijing So-Young or create or allow any encumbrance on their equity interests. Moreover, without our WFOE’s prior written consent, no dividend will be distributed to Beijing So-Young’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to our WFOE or its designated person(s). These agreements will remain effective until all equity interests of Beijing So-Young held by its shareholder have been transferred or assigned to our WFOE or its designated person(s).

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•

the ownership structures of our WFOE and our VIE, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

•

the contractual arrangements among our WFOE and our VIE and its shareholders governed by PRC law, both currently and immediately after giving effect to this offering, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online medical aesthetic service business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entity and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues
Information services	19,869	143,613	415,119	60,377
Reservation services	29,221	115,692	202,107	29,395

Total revenues	49,090	259,305	617,226	89,772
Cost of revenues(1)	(25,192)	(44,799)	(91,563)	(13,317)

Gross profit	23,898	214,506	525,663	76,455
Operating expenses:
Sales and marketing expenses(1)	(62,206)	(127,462)	(306,360)	(44,558)
General and administrative expenses(1)	(18,043)	(29,725)	(75,442)	(10,973)
Research and development expenses(1)	(17,932)	(32,557)	(94,726)	(13,777)

Total operating expenses	(98,181)	(189,744)	(476,528)	(69,308)

(Loss)/Income from operations	(74,283)	24,762	49,135	7,147

(Loss)/Income before tax	(81,036)	13,221	58,254	8,473
Income tax benefit/(expense)	—	3,981	(3,171)	(461)

Net (loss)/income	(81,036)	17,202	55,083	8,012
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(15,157)

Net loss attributable to ordinary shareholders of the Company	(102,523)	(11,319)	(49,128)	(7,145)

Net (loss)/income	(81,036)	17,202	55,083	8,012
Other comprehensive income/(loss):
Foreign currency translation adjustment	2,323	(2,203)	34,439	5,009

Total other comprehensive income/(loss)	2,323	(2,203)	34,439	5,009

Total comprehensive (loss)/income	(78,713)	14,999	89,522	13,021
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(15,157)

Comprehensive loss attributable to ordinary shareholders of the Company	(100,200)	(13,522)	(14,689)	(2,136)

Net loss per ordinary share
Basic	(3.81)	(0.42)	(2.00)	(0.29)
Diluted	(3.81)	(0.42)	(2.00)	(0.29)

Weighted average number of ordinary shares used in computing loss per share, basic	26,882,387	26,882,387	24,555,427	24,555,427
Weighted average number of ordinary shares used in computing loss per share, diluted	26,882,387	26,882,387	24,555,427	24,555,427

Note:
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(96)	(89)	(1,423)	(207)
Sales and marketing expenses	(262)	(490)	(1,018)	(148)
General and administrative expenses	(1,158)	(1,675)	(10,112)	(1,471)
Research and development expenses	(168)	(405)	(13,306)	(1,935)

Total	(1,684)	(2,659)	(25,859)	(3,761)

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	440,859	563,383	81,941
Term deposits and short-term investments	81,258	643,539	93,599
Total current assets	552,438	1,278,451	185,942
Total assets	568,385	1,340,536	194,970
Total liabilities	140,927	302,156	43,946
Total mezzanine equity	594,421	1,395,949	203,031
Total shareholders’ deficit	(166,963)	(357,569)	(52,007)

The following table presents our selected consolidated cash flow data for the years presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(40,756)	90,877	198,985	28,941
Net cash (used in)/generated from investing activities	(108,345)	7,032	(569,372)	(82,811)
Net cash provided by financing activities	122,690	324,671	485,414	70,601
Effect of exchange rate changes on cash and cash equivalents	180	(114)	7,497	1,090

Net (decrease)/increase in cash and cash equivalents	(26,231)	422,466	122,524	17,821
Cash and cash equivalents at beginning of year	44,624	18,393	440,859	64,120

Cash and cash equivalents at end of year	18,393	440,859	563,383	81,941

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements”.

Overview

So-Young is No. 1 and most popular online destination for discovering, evaluating and reserving medical aesthetic services in China as measured by audience reach, user engagement, transaction value facilitated and trustworthiness, according to Frost & Sullivan.

Our business model comprises three integrated components: (i) original, reliable and professional content and its distribution through major social media networks and our targeted media platforms in China, (ii) highly engaged social community characterized by signature user-generated content, and (iii) transparent and user-friendly online reservation services for medical aesthetic treatment. With reliable and comprehensive content, as well as a multitude of social functions on our platform, users seeking medical aesthetic treatment can discover products and services, evaluate their quality, and reserve desired treatment.

We believe our business model, which connects a user’s innate desire to be more beautiful with a personal, emotionally-attached discovery and assessment process on our platform, is highly effective in facilitating users’ decision making and enhancing user experience. We also encourage users to rate, review and share their treatment experience on our platform. We believe the user-generated content, ratings and reviews on our platform incentivize medical aesthetic service providers to offer high-quality and diversified treatment with transparent pricing, while developing differentiated yet nationwide branding and reputation on our platform.

We monetize through information services fees and reservation services fees primarily from medical aesthetic service providers. Leveraging our rich content that effectively serves our engaged user base, we offer targeted information services, in the forms of pictures, videos or links, primarily to help our service providers increase their exposure, customer acquisition and reservation volume. We also earn reservation services fees primarily from medical aesthetic service providers on treatment booked through our platform by our users, as well as subsequent treatment that users purchase from such service providers and are recorded on our platform, as long as the sales leads were generated on and the service provider is still active on our platform. We enter into agreements with medical service providers in which we agree on the terms of information and/or reservation services offered. Agreements for information services typically have one-year terms and can be terminated by both parties. We can also modify the services at our discretion. Medical service providers who use our information services are obliged to comply with relevant laws and regulations and ensure the credibility and reliability of all information provided to us and/or distributed on our platform. We charge information service fees primarily (i) at a fixed fee per each day’s content display, (ii) based on a contractual rate per unit of output, such as per click, etc. and (iii) at a fixed fee per article posted on our social media accounts. These fees also vary according to the geographical location of the medical service providers and their target users in China, as well as the desirability of the online location where the content is displayed. These information services may be sold in combination as a bundled arrangement or separately on a stand-alone basis. For reservation services, the term of agreement is typically one year, and both parties can terminate the agreement with advanced written notice. Medical service providers are obliged to ensure that any treatments that can be reserved through our platform are fully licensed and comply with relevant laws and regulations, and that the descriptions of the treatments are accurate and truthful. Medical service providers also commit to offering the most competitive prices on our platform. We typically charge a reservation services fee rate of approximately 10% of the amount paid by consumers.

We have grown rapidly while at the same time significantly improving our cost efficiency as our revenue growth significantly outpaced the increase in our cost and expenses. Our total revenues increased by 428.2% from RMB49.1 million in 2016 to RMB259.3 million in 2017, and further by 138.0% to RMB617.2 million (US$89.8 million) in 2018. Our gross profit increased significantly by 797.6% from RMB23.9 million in 2016 to RMB214.5 million in 2017, and further by 145.1% to RMB525.7 million (US$76.5 million) in 2018. Our gross margin improved from 48.7% in 2016 to 82.7% in 2017, and further improved to 85.2% in 2018.

Key Factors Affecting Our Results of Operations

Our business and operating results are primarily affected by the general factors affecting China’s medical aesthetic industry, including the increase in per capita disposable income and the growth in medical aesthetic spending in China. In addition, they are also affected by factors driving online media and social community in China, such as the growing number of online users, the improved telecommunications infrastructure and the increasing adoption of mobile payment. Furthermore, our business and operating results are influenced by PRC governmental policies and initiatives affecting the online medical aesthetic service and content distribution industries. Changes in any of these general factors could affect the demand for content and services on our platform and our results of operations.

Despite the general factors mentioned above, we believe our results of operations are more directly affected by the following specific factors.

•	The size of our user base, the level of user engagement and the audience reach of our content.

•	The quality, integrity and diversity of our content.

•

The effectiveness and the formats of our information services for medical aesthetic service providers, including our ability to apply relevant technologies to enhance targeted information distribution and service provider exposure.

•	Our ability to increase transaction volume for medical aesthetic service providers.

•	The efficiency of our sales and marketing activities.

•

The diversity of our monetization channels, including the vertical expansion along the medical aesthetic industry value chain and the horizontal expansion into the massive consumption healthcare service market.

We focus on (i) attracting and engaging users and (ii) increasing the number of paying medical service providers on our platform. We measure our effectiveness in attracting and engaging users primarily through tracking mobile MAUs and number of purchasing users, who made verified transactions with service providers. Average mobile MAUs increased by 115.1% from 456.6 thousand in 2016 to 982.1 thousand in 2017, and further increased by 42.1% to 1.4 million in 2018. Total number of purchasing users increased by 112.9% from 71.6 thousand in 2016 to 152.4 thousand in 2017, and further increased by 105.3% to 313.0 thousand in 2018.

We measure our effectiveness in increasing the number of paying medical service providers by tracking the number of service providers that pay for information services and/or reservation services, which increased by 63.6% from 1,309 in 2016 to 2,141 in 2017, and further increased by 52.1% to 3,256 in 2018.

Key Components of Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Information services	19,869	40.5	143,613	55.4	415,119	60,377	67.3
Reservation services	29,221	59.5	115,692	44.6	202,107	29,395	32.7

Total revenues	49,090	100.0	259,305	100.0	617,226	89,772	100.0

Information services revenues. We generate revenues primarily from information services by placing information of medical aesthetic service providers on our platform. We also generate a small portion of our revenues by placing information of other consumption healthcare service providers, beauty salons and certain beauty product sellers on our platform or in our content distributed through social media networks.

Reservation services revenues. We generate revenues from reservation services primarily from medical aesthetic service providers on treatment booked through our platform by our users, as well as subsequent treatment that users purchase from such service providers and are recorded on our platform, as long as the sales leads were generated on and the service provider is still active on our platform. We typically charge a reservation services fee rate of approximately 10% of the amount paid by consumers. We also generate a small portion of reservation service revenues from other consumption healthcare service providers and beauty salons. See “Business—Monetization—Reservation Services.”

Cost of revenues

Cost of revenues primarily consists of payroll costs, event organization costs, servers and bandwidth costs, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business.

Gross profit and gross margin

The following table sets forth our gross profit and gross margin for the years presented:

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands, except for percentages)

Gross profit	RMB23,898	RMB214,506	RMB525,663	US$	76,455
Gross margin	48.7%	82.7%	85.2%

Operating expenses

We classify our operating expenses into three categories: sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the break-down of our total operating expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	(62,206)	126.7	(127,462)	49.2	(306,360)	(44,558)	49.6
General and administrative expenses	(18,043)	36.8	(29,725)	11.5	(75,442)	(10,973)	12.2
Research and development expenses	(17,932)	36.5	(32,557)	12.6	(94,726)	(13,777)	15.3

Total	(98,181)	200.0	(189,744)	73.3	(476,528)	(69,308)	77.1

Sales and marketing expenses. Sales and marketing expenses primarily consist of marketing and user acquisition activities expenses, payroll costs and share-based compensation expenses. In terms of absolute amount, we expect our sales and marketing expenses to grow in the foreseeable future.

The following table sets forth the break-down of our sales and marketing expenses and as percentages of our total revenues for the years presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses
Marketing and user acquisition activities expenses	(48,721)	99.2	(94,495)	36.4	233,010	33,890	37.8%
Payroll costs	(10,554)	21.5	(28,350)	10.9	60,553	8,807	9.8%
Others	(2,931)	6.0	(4,617)	1.9	12,797	1,861	2.0%

Total	(62,206)	126.7	(127,462)	49.2	306,360	44,558	49.6%

General and administrative expenses. General and administrative expenses primarily consist of payroll costs, general office expenses, share-based compensation expenses and professional service fees related to past financing transactions.

Research and development expenses. Research and development expenses primarily consist of payroll costs, share-based compensation expenses and rental expenses incurred associated with research and development.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. We had no taxable income generated from operations in Hong Kong in 2016 and 2017, while we generated income from operations in 2018. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiary, consolidated variable interest entity and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing So-Young Technology Co., Ltd., our variable interest entity, was a “High and New Technology Enterprise,” or HNTE in 2017. Beijing So-Young Wanwei Technology Consulting Co., Ltd., our WFOE, was a HNTE in 2018. They were subject to the preferential tax rate of 15% in 2017 and 2018, respectively.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Information services	19,869	40.5	143,613	55.4	415,119	60,377	67.3
Reservation services	29,221	59.5	115,692	44.6	202,107	29,395	32.7

Total revenues	49,090	100.0	259,305	100.0	617,226	89,772	100

Cost of revenues	(25,192)	(51.3)	(44,799)	(17.3)	(91,563)	(13,317)	(14.8)
Gross profit	23,898	48.7	214,506	82.7	525,663	76,455	85.2

Operating expenses
Sales and marketing	(62,206)	(126.7)	(127,462)	(49.2)	(306,360)	(44,558)	(49.6)
General and administrative	(18,043)	(36.8)	(29,725)	(11.5)	(75,442)	(10,973)	(12.2)
Research and development	(17,932)	(36.5)	(32,557)	(12.6)	(94,726)	(13,777)	(15.3)

Total operating expenses	(98,181)	(200.0)	(189,744)	(73.3)	(476,528)	(69,308)	(77.1)

(Loss)/Income from operation	(74,283)	(151.3)	24,762	9.4	49,135	7,147	8.1

(Loss)/Income before tax	(81,036)	(165.1)	13,221	5.1	58,254	8,473	9.4

Income tax benefit/(expense)	—	—	3,981	1.5	(3,171)	(461)	(0.5)

Net (loss)/income	(81,036)	(165.1)	17,202	6.6	55,083	8,012	8.9

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our revenues increased by 138.0% from RMB259.3 million in 2017 to RMB617.2 million (US$89.8 million) in 2018, primarily resulted from the expansion of our user base and increased level of user engagement. Average mobile MAUs increased by 42.1% from 1.0 million in 2017 to 1.4 million in 2018. Total number of purchasing users increased by 105.3% from 152.4 thousand in 2017 to 313.0 thousand in 2018.

Our revenues from information services increased by 189.1% from RMB143.6 million in 2017 to RMB415.1 million (US$60.4 million) in 2018. This increase was primarily attributable to the increase in the number of paying medical service providers on our platform from 2,141 in 2017 to 3,256 in 2018, especially the increase in the number of medical service providers subscribing to information services on our platform from 1,295 in 2017 to 2,229 in 2018, as well as the increase in average information service spending by subscribing medical service providers. Such increases were in turn driven by our expanding and increasingly engaged user base as well as the increased effectiveness of our customer acquisition solution.

Our revenues from reservation services increased by 74.7% from RMB115.7 million in 2017 to RMB202.1 million (US$29.4 million) in 2018. This increase was primarily attributable to a 73.3% increase in aggregate value of medical aesthetic treatment transactions facilitated by our platform from RMB1.2 billion in 2017 to RMB2.1 billion (US$306.6 million) in 2018. The increase in transaction value was primarily driven by the increase in the number of purchasing users from 152.4 thousand in 2017 to 313.0 thousand in 2018, which in turn drew an increasing number of medical service providers to our platform. We also expanded our reservation function in terms of types of medical aesthetic treatment available and number of medical aesthetic service providers in various cities.

Cost of revenues

Our cost of revenues increased by 104.4% from RMB44.8 million in 2017 to RMB91.6 million (US$13.3 million) in 2018. The increase was primarily due to the increase in our payroll costs by RMB26.6 million, which was driven by the increase in our operational staff headcount from 183 as of December 31, 2017 to 346 as of December 31, 2018.

Gross profit

As a result of the foregoing, our gross profit increased by 145.1% from RMB214.5 million in 2017 to RMB525.7 million (US$76.5 million) in 2018. Our gross margin improved from 82.7% in 2017 to 85.2% in 2018.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 140.4% from RMB127.5 million in 2017 to RMB306.4 million (US$44.6 million) in 2018. The increase was primarily due to (i) an increase of RMB138.5 million in our expenses associated with marketing and user acquisition activities as we continued to enhance our brand recognition, (ii) an increase of RMB32.2 million in payroll costs from the expansion of our sales and marketing team and (iii) an increase of RMB0.5 million in share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses increased by 153.8% from RMB29.7 million in 2017 to RMB75.4 million (US$11.0 million) in 2018. The increase was primarily due to (i) an increase of RMB12.3 million in payroll costs in connection with the expansion of our administrative team (ii) an increase of RMB8.4 million in share-based compensation expenses and (iii) an increase of RMB14.7 million in professional services fees that was incurred for financing activities in 2018. Our general and administrative expenses grew faster in 2018 than in the earlier periods, primarily because of our relatively short operating history and the rapid development of our internal operations capabilities in an effort to accommodate anticipated future growth.

Research and development expenses. Our research and development expenses increased by 191.0% from RMB32.6 million in 2017 to RMB94.7 million (US$13.8 million) in 2018, primarily due to (i) an increase of RMB43.2 million in payroll costs in connection with the expansion of our research and development team and (ii) an increase of RMB12.9 million in share-based compensation expenses. Our research and development expenses grew faster in 2018 than in the earlier periods, primarily due to our commitment to developing our technology capacity to further enhance users’ and medical service providers’ experience on our platform.

(Loss)/Income from operations

As a result of our strong revenue growth, our income from operations increased by 98.4% from RMB24.8 million in 2017 to RMB49.1 million (US$7.1 million) in 2018.

Income tax expense

We recorded income tax expense of RMB3.2 million (US$0.5 million) in 2018, compared to income tax benefit of RMB4.0 million in 2017, primarily attributable to the increase of our taxable income during 2018.

Net (loss)/income

As a result of the foregoing, our net income increased by 220.2% from RMB17.2 million in 2017 to RMB55.1 million (US$8.0 million) in 2018.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Our revenues increased significantly by 428.2% from RMB49.1 million in 2016 to RMB259.3 million in 2017, primarily resulted from the expansion of our user base and its increased level of engagement. Average mobile MAUs increased by 115.1% from 456.6 thousand in 2016 to 982.1 thousand in 2017. Total number of purchasing users increased by 112.9% from 71.6 thousand in 2016 to 152.4 thousand in 2017.

Our revenues from information services increased by 622.8% from RMB19.9 million in 2016 to RMB143.6 million in 2017. This increase was primarily attributable to the increase in the number of paying medical service providers on our platform from 1,309 in 2016 to 2,141 in 2017, especially the increase in the number of medical service providers subscribing to information services on our platform from 467 in 2016 to 1,295 in 2017, which were in turn driven by our larger and more engaged user base as well as the increased effectiveness of our customer acquisition solutions.

Our revenues from reservation services increased by 295.9% from RMB29.2 million in 2016 to RMB115.7 million in 2017. This increase was primarily attributable to a 192.2% increase in value of medical aesthetic treatment transactions facilitated by our platform from RMB416.4 million in 2016 to RMB1.2 billion in 2017, which is primarily driven by the increase of the number of purchasing users from 71.6 thousand in 2016 to 152.4 thousand in 2017. We also expanded our reservation function in terms of types of medical aesthetic treatment available and number of medical aesthetic service providers. In addition, we deployed a subsequent order reporting system for service providers in 2017 to pay reservation services fees for the subsequent treatment received by our users. Such system allowed us to more effectively monitor all treatment received by our users for which medical aesthetic service providers are obligated to pay us in the form of reservation fees.

Cost of revenues

Our cost of revenues increased by 77.8% from RMB25.2 million in 2016 to RMB44.8 million in 2017. The increase was primarily due to the increase in (i) payroll costs by RMB12.3 million, which resulted from an increase in our operational staff headcount from 95 as of December 31, 2016 to 183 as of December 31, 2017, and (ii) event organization costs by RMB2.2 million, which resulted from increased spending on annual events.

Gross profit

Our gross profit increased significantly by 797.6% from RMB23.9 million in 2016 to RMB214.5 million in 2017. Our gross margin improved from 48.7% in 2016 to 82.7% in 2017, mainly because of our rapid business expansion and economies of scale.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 104.9% from RMB62.2 million in 2016 to RMB127.5 million in 2017. The increase was primarily due to (i) an increase of RMB45.8 million in our expenses associated with marketing and user acquisition activities, as we continued to enhance our brand recognition, (ii) an increase of RMB17.8 million in payroll costs from the expansion of our sales and marketing team and (iii) an increase of RMB0.2 million in share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses increased by 64.7% from RMB18.0 million in 2016 to RMB29.7 million in 2017. The increase was primarily due to (i) an increase of

RMB4.4 million in payroll costs from the expansion of our administrative team, (ii) an increase of RMB0.5 million in share-based compensation and (iii) an increase of RMB1.7 million in professional services fees that was incurred for financing activities in 2017.

Research and development expenses. Our research and development expenses increased by 81.6% from RMB17.9 million in 2016 to RMB32.6 million in 2017, primarily due to (i) an increase of RMB13.9 million in payroll costs in connection with the expansion of our research and development team and (ii) an increase of RMB0.2 million in share-based compensation.

(Loss)/Income from operations

As a result of the strong revenue growth and economies of scale, we had income from operations of RMB24.8 million in 2017, compared to loss from operations of RMB74.3 million in 2016.

Income tax benefit

We recorded an income tax benefit of RMB4.0 million in 2017, which resulted from the utilization of prior year tax loss carryforward.

For the year ended December 31, 2016, we recorded nil income tax expense, mainly attributable to the full allowance of the deferred tax assets mainly due to historical operating losses.

Net (loss)/income

As a result of the foregoing, we had a net income of RMB17.2 million in 2017, compared to a net loss of RMB81.0 million in 2016.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the eight quarters from January 1, 2017 to December 31, 2018. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operation for the quarters presented.

	For the Three Months Ended,
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(Unaudited)
	(in RMB thousands)
Revenues
Information services	10,592	23,336	48,187	61,498	70,210	103,091	114,740	127,078
Reservation services	16,965	26,526	35,848	36,353	43,490	49,065	53,617	55,935

Total revenues	27,557	49,862	84,035	97,851	113,700	152,156	168,357	183,013
Cost of revenues	(7,304)	(9,266)	(12,082)	(16,147)	(14,789)	(21,131)	(24,014)	(31,629)

Gross profit	20,253	40,596	71,953	81,704	98,911	131,025	144,343	151,384

Operating expenses
Sales and marketing expenses(1)	(23,488)	(33,273)	(39,203)	(31,498)	(44,760)	(89,311)	(108,413)	(63,876)
General and administrative expenses(1)	(4,926)	(6,459)	(6,634)	(11,706)	(11,097)	(13,095)	(23,443)	(27,807)
Research and development expenses(1)	(6,291)	(7,563)	(8,933)	(9,770)	(13,423)	(20,800)	(34,551)	(25,952)

Total operating expenses	(34,705)	(47,295)	(54,770)	(52,974)	(69,280)	(123,206)	(166,407)	(117,635)

(Loss)/Income from operations	(14,452)	(6,699)	17,183	28,730	29,631	7,819	(22,064)	33,749
(Loss)/Income before tax	(18,587)	(14,516)	16,329	29,995	33,032	9,989	(26,370)	41,603
Income tax benefit/(expenses)	1,636	1,281	(1,552)	2,616	(2,416)	(1,119)	1,154	(790)

Net (loss)/income	(16,951)	(13,235)	14,777	32,611	30,616	8,870	(25,216)	40,813
Accretions of convertible redeemable preferred shares to redemption value	(6,773)	(6,848)	(6,924)	(7,976)	(18,802)	(21,506)	(28,120)	(35,783)

Net (loss)/income attributable to ordinary shareholders of the Company	(23,724)	(20,083)	7,853	24,635	11,814	(12,636)	(53,336)	5,030

Note:

(1)	Share-based compensation expense were allocated in operating expenses as follows:

	For the Three Months Ended,
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(Unaudited)
	(in RMB thousands)
Sales and marketing expenses	130	131	121	108	156	316	358	188
General and administrative expenses	417	422	421	415	401	2,405	2,817	4,489
Research and development expenses	104	105	101	95	106	483	12,142	575

Total	651	658	643	618	663	3,204	15,317	5,252

Quarterly trends

We have experienced continued growth in our revenues for the eight quarters from January 1, 2017 to December 31, 2018. Driven by the continued expansion of our user base, increased level of user engagement as well as the increase in the number of paying medical aesthetic service providers, our revenues from information services and reservation services both increased continuously and substantially during these periods.

The general increase in our costs during these periods was mainly attributable to the expansion of our business as well as the resultant increase in our operational staff headcount and payroll costs. The decrease in the cost of revenues from the fourth quarter of 2017 to the first quarter of 2018 was because of the decrease in event organization costs.

Our quarterly operating expenses also increased for most quarters during these periods, which was mainly due to the increase in our expense associated with marketing and user acquisition activities and the increase in our payroll costs. The decrease in our quarterly operating expenses from the third quarter of 2017 to the fourth quarter of 2017 and from the third quarter of 2018 to the fourth quarter of 2018 was primarily because of seasonality factors. We typically reduce our marketing and user acquisition activities in the months leading to the first quarters, during which our business tend to be the slowest as a result of the Chinese New Year. In contrast, our operating expenses tend to peak during the second and the third quarters as we built up our marketing efforts in preparation for the various shopping festivals in China during the fourth quarters.

Our results of operations are subject to fluctuations and changes in market conditions, including seasonal factors. Our business is typically the slowest during the Chinese New Year, which generally falls in the first quarter of the year, while we generally experience strongest sales and platform activities in the fourth quarter of the year. The impact of fluctuations and changes of market conditions, however, was not apparent historically due to the rapid growth of our business historically. Due to our limited operating history, the trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(40,756)	90,877	198,985	28,941
Net cash (used in)/generated from investing activities	(108,345)	7,032	(569,372)	(82,811)
Net cash provided by financing activities	122,690	324,671	485,414	70,601
Effect of exchange rate changes on cash and cash equivalents	180	(114)	7,497	1,090

Net (decrease)/increase in cash and cash equivalents	(26,231)	422,466	122,524	17,821
Cash and cash equivalents at the beginning of the period	44,624	18,393	440,859	64,120

Cash and cash equivalents at the end of the period	18,393	440,859	563,383	81,941

To date, we have financed our operating and investing activities primarily through net cash generated from operating activities and historical equity financing activities. As of December 31, 2016, 2017 and 2018, our cash and cash equivalents were RMB18.4 million, RMB440.9 million and RMB563.4 million (US$81.9 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2018, 58.6% and 41.4% of our cash and cash equivalents were held in China and overseas, respectively, of which 18.5% were denominated in U.S. dollars and 81.5% were denominated in Renminbi. As of December 31, 2018, 16.7% and 83.3% of our short-term investments were held in China and overseas, respectively, of which 71.8% were denominated in Renminbi. As of December 31, 2018, 40.5% of our cash and cash equivalents were held by our VIE and its subsidiaries. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary and variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.”

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2018 was RMB199.0 million (US$28.9 million). The difference between net cash generated from operating activities and net income of RMB55.1 million (US$8.0 million) in the same period was substantially due to (i) the increase of RMB71.0 million (US$10.3 million) in contract liabilities that primarily refer to the prepayment of information service fees from medical aesthetic service providers, (ii) the increase of RMB39.3 million (US$5.7 million) in accrued expenses and other current liabilities that primarily include accrued professional service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been completed, (iii) an increase in tax payable of RMB31.7 million (US$4.6 million), and (iv) the increase of RMB29.2 million (US$4.2 million) in salary and welfare payables. Such difference is partially offset by an increase of RMB33.4 million (US$4.9 million) in prepayment and other current assets, primarily in the form of prepaid fees paid to user acquisition channels and an increase of RMB21.8 million (US$3.2 million) in deferred tax assets.

Net cash generated from operating activities in 2017 was RMB90.9 million. The difference between net cash generated from operating activities and net income of RMB17.2 million in the same period was substantially due to (i) the increase of RMB41.4 million in contract liabilities that primarily refer to the prepayment of information service fees from medical aesthetic service providers, (ii) the increase of RMB14.2 million in accrued expenses and other current liabilities that primarily include accrued professional service fees and advanced payment from users in the form of unearned reservation services fees for treatment that have not been verified to have been completed, (iii) the increase of RMB21.6 million in salary and welfare payables, and (iv) an increase in tax payable of RMB9.2 million. Such difference is partially offset by (i) an increase of RMB11.0 million in prepayment and other current assets, primarily in the form of prepaid fees paid to user acquisition channels, (ii) an increase in deferred tax assets of RMB9.1 million, and (iii) an increase of RMB6.5 million in trade receivables.

Net cash used in operating activities in 2016 was RMB40.8 million. The difference between net cash used in operating activities and net loss of RMB81.0 million in the same period was primarily due to (i) the increase of RMB15.8 million in accrued expenses and other current liabilities, primarily including advanced payment from users in the form of unearned reservation services fees for treatment that have not been performed, as well as payment collected on behalf of and payable to service providers, (ii) the increase of RMB12.9 million in salary and welfare payables, and (iii) the increase of RMB7.5 million in the amortization of non-cash marketing services contributed by certain shareholder. Such difference is partially offset by an increase of RMB2.6 million in receivables from online payment platforms.

Investing activities

Net cash used in investing activities in 2018 was RMB569.4 million (US$82.8 million), primarily due to purchase of short-term investments and term deposits of RMB1,130.2 million (US$164.4 million) and cash paid for long-term investment of RMB20.7 million (US$3.0 million), offset by proceeds from maturities of short-term investments and term deposits of RMB587.6 million (US$85.5 million).

Net cash generated from investing activities in 2017 was RMB7.0 million, primarily due to proceeds from maturities of short-term investments of RMB40.7 million and proceeds from repayment of the loans of

RMB9.0 million, partially offset by purchase of short-term investments of RMB27.6 million and cash paid for long-term investments of RMB12.1 million.

Net cash used in investing activities in 2016 was RMB108.3 million, primarily due to purchase of short-term investments of RMB121.1 million and cash paid for advances to related party of RMB15.3 million, partially offset by proceeds from maturities of short-term investments of RMB30.0 million.

Financing activities

Net cash provided by financing activities in 2018 was RMB485.4 million (US$70.6 million), primarily due to proceeds from issuance of preferred shares, net of issuance cost.

Net cash provided by financing activities in 2017 was RMB324.7 million, primarily due to proceeds from issuance of preferred shares, net of issuance cost.

Net cash provided by financing activities in 2016 was RMB122.7 million, primarily due to proceeds from issuance of preferred shares, net of issuance cost.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, as well as leasehold improvements. Our capital expenditures were RMB0.9 million in 2016, RMB0.2 million in 2017 and RMB6.4 million (US$0.9 million) in 2018. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by December 31,
	Total	2019	2020	2021	2022	2023 and thereafter
	(RMB in thousands)
Operating lease obligations (1)	267,797	47,966	49,567	45,309	45,615	79,340

Total	267,797	47,966	49,567	45,309	45,615	79,340

Note:
(1)	Operating lease obligations consist of the obligations under the lease agreements covering various facilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principle of consolidation

Our consolidated financial statements include the financial statements of our Company, our subsidiaries, our consolidated VIE and subsidiaries of VIE for which we are the primary beneficiary. All transactions and balances among our Company, our subsidiaries, our consolidated VIE and their respective subsidiaries have been eliminated upon consolidation.

We set up a joint venture named So-Young Medical Cosmetology (Beijing) Management Consulting Co., Ltd. in May 2016, and owned 70% of equity interest. We assessed this investment in Medical Cosmetology under ASC Topic 810, “Consolidation” (“ASC 810”) and concluded that Medical Cosmetology is not a variable interest entity as none of the criteria of ASC 810-10-15-14 was met. As such, Medical Cosmetology is not within the scope of ASC 810-20 and should be evaluated for consolidation under the voting interest model. Because of the existence of substantive participating rights of the 30% equity investor, including the joint approval of material operating decisions, such as appointment of key management and determination of key management’s compensation consistent with ASC 810-10-25-11, we do not have unilateral rights over this investment. Therefore, we do not consolidate Medical Cosmetology but account for this investment using equity method in accordance with FASB Accounting Standards Codification 323, Investments—Equity Method and Joint Ventures.

Revenue recognition

We adopted ASC Topic 606, “Revenue from Contracts with Customers,” for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of the promised goods or services to the customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services.

Under ASC 606, we determine revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price, including the constraint on variable consideration;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) we satisfy a performance obligation.

The following is a description of the accounting policy for our principal revenue streams.

Information service

We generate revenue from offering information services primarily to help medical aesthetic service providers better introduce their services, and increase their customer base. We help the service providers introduce their services through information display, in formats such as profile pages and banners, to increase exposure on the platform. We also place content of participating service providers on social platforms in the forms of pictures, videos or links.

We generate our information service revenue primarily i) at a fixed fee per each day’s content display, ii) based on a contractual rate per unit of output, such as per click, etc. and iii) at a fixed fee per each article posted on our social media accounts. These information services may be sold in combination as a bundled arrangement or separately on a stand-alone basis.

Service providers can choose to sign up arrangements through our online information service system or sign up offline arrangements. Advance payment is required when signing up the arrangement. In the case of signing up online arrangements, the service providers are required to purchase “So-Young tokens,” or the Token, in the service provider account as the information service is priced in token in the on-line platform. The Token will be locked in the individual service provider account when a service provider places an order online and will be deducted from the service provider account when service is performed. On a recurring basis, we offer free Tokens to service providers to as certain percentage of purchased Tokens. The free Tokens function the same way as the purchased Tokens, which represent an advance payment from customers. Token is the virtual currency of our platform that are interchangeable and not tied directly to any specific revenue transaction because the Tokens are fungible. As such, we value the Tokens based on a average pricing method to determine the transaction price for the specific information services provided to the service provider. The Tokens are not transferable or refundable and are generally consumed in three months after purchased or given for free. The value of expired Tokens has been immaterial. In the case of signing up off-line arrangements, the service providers are required to make cash advance payment for each individual contract. Contract consideration is determined and fixed in cash at the inception of contract.

The fees for the information services above are recognized in the period when information service is delivered as evidenced in a manner satisfying the types of engagements selected by the service providers, such as display of content, clicks on content, and/or post of articles on our platform. Arrangements involving multiple performance obligations primarily consist of combinations of the above information services. For arrangements that include a combination of these services, we use an estimate of the standalone selling price for these services in order to allocate any potential discount to all performance obligations in the arrangement. The estimate of standalone selling price is based on a standalone selling price basis. We believe the use of the estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation result in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

We also provide other services, which are also presented under information service, primarily comprising (i) service fee received from financial institutions for sales facilitation, ii) service fee for training courses provided to service providers, and iii) service fee for offline event organization, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2016 and 2017 and 2018, the revenues derived from other services are not significant.

Barter transactions

We entered into agreements with service providers whereby we provided information service as the consideration for sharing advertising space purchased by the service providers from other third party providers. In general, the service provider would share certain percentage of the purchased advertising space with us. In exchange, we would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. We use the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. We will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. We recognized revenue from barter transactions amounted to nil, RMB0.9 million and RMB15.1 million for the years ended December 31, 2016, 2017 and 2018, respectively. The expense recognized from barter transaction for the years ended December 31, 2016, 2017 and 2018 were nil, RMB1.9 million and RMB19.7 million, respectively.

Reservation service

We earn reservation service fees primarily from medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. Such fees are generally determined as an agreed percentage of the value of service actually provided by service providers. As per our agreements with service providers, we collect reservation service fees for all services provided to a user as long as (i) the user was brought to the particular service provider through our platform, and (ii) the service provider is still active on our platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment services or site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatment in the future. The service providers are obligated to report the completed transactions in above situations to us. In the event that the service providers fail to report such transaction to us in time, we would charge the service providers a penalty in addition to the reservation service fee.

In order to list available services and related prices on our online platform, service providers are required to sign agreements with us and pay a non-refundable upfront fee to us. However, the agreement does not have binding effect as the service provider can cancel the agreement at their discretion without any penalty. Although the upfront fee is not a material amount, it provides the service provider a renewal right to make optional purchase of the reservation service. The agreement is in substance a day-to-day contract with performance obligation of facilitating of each successful sales of service by service providers to our users.

Reservation service fees are in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. The consideration for each sales facilitation service is determined when the contract is placed. Following ASC 606-10-32-40, we recognize revenue for each completed transaction based on the value of service actually provided by the service providers as reservation service fee relates specifically to the facilitation for that transaction.

We do not control the underlying services provided by the service providers before they are provided to users, as we are not responsible for fulfilling the promise of service to users and have no inventory risk before the service is provided. In addition, we have no discretion in establishing prices of the service provided by service providers. Reservation service revenues are recognized on a net basis at the point of a successful transaction, which is when the user accepts the service.

We provide various incentives for the users to reserve service on our platform. These incentive programs mainly include loyalty program (So-Young points) and coupons, which are both redeemed mainly to reduce the transaction price. We have considered the guidance under ASC 606 to account for these incentives and determined to record them as a reduction to the revenue upon redemption.

Fair Value of options

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employees classified as equity awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. We account for forfeitures in the period they occur as a reduction to expense.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	2014	2015	2016	2018
Risk-free interest rate(1)	2.70%	2.16%	1.57% – 1.62%	2.59% – 2.93%
Expected volatility(2)	59.94%	55.00%	51.52% – 53.54%	47.40% –50.18%
Expected dividend yield(3)	0.0%	0.0%	0.0%	0.0%
Expected multiples(4)	2.2	2.2	2.2	2.2 – 2.8
Fair value of underlying ordinary share	US$0.12	US$0.43	US$1.42 – US$1.44	US$4.71 – US$10.19

Notes:

(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the contract term of the options.
(2)

We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)

We estimate the exercise multiple as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

Fair Value of ordinary shares

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options with the assistance from an independent valuation firm.

Date of Valuation	Fair Value Per Share (US$)	DLOM	Discount Rate
2014-4-24	0.12	25%	30%
2015-5-4	0.43	25%	27%
2016-6-13	1.42	20%	24%
2016-8-16	1.44	20%	24%
2018-4-1	4.71	15%	20%
2018-6-20	6.02	10%	20%
2018-8-23	7.16	10%	19%
2018-12-31	10.19	10%	18%

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of an independent valuation firm, evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2014 to 2018. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 30% to 18%.

The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statement of Comprehensive Loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

We accounted for uncertainties in income taxes in accordance with ASC 740. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our Consolidated Balance Sheet and under Other Expenses in our Consolidated Statement of Comprehensive Loss.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of United States Generally Accepted Accounting Principles (“U.S. GAAP”) to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC. The material weakness, if not timely remedied, may lead to significant misstatement in our consolidated financial statements in the future.

To remediate identified material weakness, we have hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements. We are currently in the process of establishing clear rules and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we have engaged an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls. In addition, we plan to:

•	implement regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, and

•

develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Related to Our Business and Industry—We have identified a material weakness in our internal controls as of December 31, 2018, and if we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

So-Young International Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our consolidated variable interest entity and its subsidiaries in China. As a result, So-Young International Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated variable interest entity may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, December 2017 and December 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. The Renminbi has recently depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows of China, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents of RMB459.2 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$6.1 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in an increase of US$7.4 million in cash and cash equivalents.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Medical Aesthetic Service Industry in China

Medical aesthetic services are elective medical procedures that specialize in improving cosmetic appearance, thereby improving people’s quality of life and psychological well-being. Medical aesthetic services can be divided into surgical and non-surgical treatment. Surgical medical aesthetic services, often referred to as plastic surgeries, include procedures such as breast augmentation, face and body contouring, blepharoplasty, and rhinoplasty; whereas non-surgical medical aesthetic services are comprised of injection procedures (using neurotoxins, dermal fillers, etc.), and laser and other energy-based treatment for skin management purposes, such as skin rejuvenation, tightening, and removal of scars and stretch marks.

The medical aesthetic service industry in China is large and rapidly growing. According to Frost & Sullivan, the total revenues of the medical aesthetic services industry reached RMB121.7 billion (US$17.7 billion) in 2018, representing a CAGR of 23.6% from 2014. The total revenues of this industry are expected to reach RMB360.1 billion (US$52.4 billion) by 2023, with an accelerated CAGR of 24.2% from 2018 to 2023. With such growth rate, China has become one of the fastest growing medical aesthetic service markets in the world, ranked the second in terms of market size in 2017, and is poised to become the largest market in the world by 2021. In particular, non-surgical medical aesthetic procedures enjoy a higher-than-market expected growth rate, a CAGR of 26.3% from 2018 to 2023, as they can reach a larger group of consumers thanks to the less risky and painful processes and shorter recovery time.

Source: Frost & Sullivan

Key growth drivers of the medical aesthetic service industry in China include the following:

Steady growth in disposable income. According to Frost & Sullivan, the per capita disposable income in China has increased from RMB20,167 (US$2,933) in 2014 to RMB28,228 (US$4,106) in 2018, observing a CAGR of 8.8%. The growth is expected to continue at a CAGR of 7.7% from 2018 to 2023. Increased disposable income naturally leads to higher discretionary spending, which, in turn, enable more consumption opportunities in the medical aesthetic service industry.

Significant potential in penetration rate. According to Frost & Sullivan, every 1,000 people in China had undergone an average of 11.7 medical aesthetic treatment in 2017, whereas the penetration per thousand people rates in South Korea, the U.S., Brazil, and Japan were 80.4, 50.1, 43.6, and 27.0, respectively. The significantly lower penetration rate in China, compared to other countries with more developed medical aesthetic markets, shows tremendous growth potential in the near future as the industry continues to develop and as social acceptance of medical aesthetic procedures permeates. In particular, penetration rates in lower-tier cities, which primarily refer to cities other than Beijing, Shanghai, Guangzhou, Shenzhen and other major provincial centers, are expected to catch up rapidly, contributing more to the overall penetration rate in China. Moreover, with more efforts on customer acquisition and publicity, better service quality, improved brand recognition, and accumulation of safety records, an increasing number of Chinese consumers regard medical aesthetic procedures as a natural extension and upgrade from traditional non-medical wellness procedures.

Diversified demand for personal appearance improvement. Compared to other major countries, average Chinese consumers in medical aesthetic services industry are younger, according to Frost & Sullivan. Exposure to medical aesthetic treatment at a younger age, when consumers are more prone to form entrenched habits, creates longer consumer lifecycle and ongoing demand. In addition to typical anti-aging treatment demand that drives medical aesthetic service industries in certain developed countries, such as the U.S., the market in China sees significant demand for a much more diversified range of treatment from younger consumers.

Technology advancement in medical aesthetic treatment. As technology advances, new medical aesthetic treatment that deliver more effective result and offer more efficient process have emerged and transformed the traditional non-medical wellness services. More consumers are willing to invest in various medical aesthetic services, including both surgical and non-surgical treatment, as products have become more diverse and less risky, and better addressing consumers’ customized needs.

Medical aesthetic service providers can be categorized based on whether they are owned by the government. The medical aesthetic service industry in China is largely driven by private institutions as they actively create a competitive niche in their treatment and closely follow aesthetic trends. According to Frost & Sullivan, revenues of private institutions accounted for 81.5% of the total revenues of the medical aesthetic service industry in China in 2018, and the percentage is expected to reach 87.9% by 2023. Consequently, private institutions contribute significantly to customer acquisition expenses in this industry, and are expected to continue spending at a high level on customer acquisition due to their heavy reliance on brand image, differentiation, and reputation to acquire new customers.

The medical aesthetic service industry in China is highly fragmented and competitive. According to Frost & Sullivan, there were approximately 10,000 medical aesthetic service providers in 2018. Among private institutions, the top five players merely represented 7.4% of the total market. Similar to more developed oversea markets such as the U.S. and Japan, the industry in China is expected to remain relatively fragmented in the foreseeable future. As a result of this, medical aesthetic service providers will likely continue to differentiate themselves in this competitive environment through developing niche treatment and building brand recognition by heavy spending in customer acquisition.

Customer Acquisition of Medical Aesthetic Service Industry in China

Medical aesthetic service providers in China acquire their customers through offline channels, such as beauty salons and outdoor advertisement, as well as online channels, which include online medical aesthetic platforms, search engines and general online e-commerce platforms. According to Frost & Sullivan, medical aesthetic service providers spent RMB31.3 billion (US$4.6 billion) on customer acquisition in 2018, representing 25.8% of the total revenues in this industry, which has increased from RMB12.9 billion (US$1.9 billion) in 2014, and is expected to reach RMB79.2 billion (US$11.5 billion) in 2023.

Compared to offline alternatives, online customer acquisition is the primary customer acquisition channel for medical aesthetic providers as consumers continue to generally shift to online channels for information and services. According to Frost & Sullivan, online customer acquisition spending in China’s medical aesthetic service industry amounted to RMB18.1 billion (US$2.6 billion) in 2018, and is expected to continue to grow rapidly at a CAGR of 22.2% from 2018 to 2023, reaching RMB49.3 billion (US$7.2 billion) by 2023, and outpacing the growth rate of total customer acquisition spending. This proves that online customer acquisition channel will continue to expand its wallet share against other customer acquisition channels.

Source: Frost & Sullivan

Online medical aesthetic service platforms in China

Online medical aesthetic service platforms are destinations where users can discover, evaluate and reserve medical aesthetic treatment offline. Online medical aesthetic service platforms emerged in recent years and quickly gained market share from traditional online customer acquisition channels as such platforms effectively facilitated the direct interaction between consumers and medical aesthetic service providers.

According to Frost & Sullivan, customer acquisition spending on online medical aesthetic platforms accounted for 7.0% of total customer acquisition spending through online channels in 2018, which has increased from 0.9% in 2014 and is expected to reach 25.6% by 2023. Customer acquisition spending on online medical aesthetic service platforms increased from RMB64.5 million (US$9.4 million) in 2014 to RMB1.3 billion (US$0.2 billion) in 2018, and is expected to grow to RMB12.6 billion (US$1.8 billion) in 2023, representing a CAGR of 58.2% from 2018.

Source: Frost & Sullivan

Compared to search engines and other online customer acquisition channels, online medical aesthetic service platforms provide the following benefits:

From consumers’ perspective,

•	provide authentic, balanced and personalized content that promotes the transparency of the industry, and infuses consumers with knowledge and confidence;

•	serve as one-stop shop for research, evaluation, interaction and transaction reservation;

•	require medical aesthetic service providers to pass stringent validation processes, and constantly evaluate them based on real consumer ratings and reviews;

•	enable active and direct interactions between doctors and users, and among users, which promote free and transparent information flow and timely feedback; and

•	show transparent service prices, allowing consumers to effectively compare and make informed selections.

From medical aesthetic service providers’ perspective,

•	offer access to a wider geographic range of potential consumers;

•	reduce per user acquisition cost for high quality service providers as the vibrant social communities effectively distills medical institutions based on service quality;

•	feature flexible and cost-effective customer acquisition services that are especially friendly to the needs of small-to-medium sized medical service providers;

•	enable convenient, differentiated customer acquisition strategy through rich and highly customizable content formats, as well as the ability to communicate with users;

•	provide value-added services to increase operation and management efficiency; and

•	deliver insights into consumer behavioral and preference trends, based on large and engaged user base.

Consumption Healthcare Service Industry and Its Reliance on Online Customer Acquisition in China

Consumption healthcare services, such as medical aesthetic services, refer to elective medical services that are primarily for improving people’s quality of life and not aimed at treating serious diseases. These include the non-therapeutic and high consumptive degree part of medical aesthetic services, health check-up services, dental and orthodontic services, refractive correction and optometry, certain obstetrics and gynecology services, assisted reproduction, and dermatology. In China, consumption healthcare services usually encompass those not covered by governmental medical insurance.

China enjoys a large and fast-growing consumption healthcare service industry. According to Frost & Sullivan, total revenues from consumption healthcare services industry in China grew from RMB276.6 billion (US$40.2 billion) in 2014 to RMB560.7 billion (US$81.6 billion) in 2018, representing a CAGR of 19.3%. The growth is expected to continue at a CAGR of 20.0% from 2018 to 2023, reaching RMB1,395.5 billion (US$203.0 billion) by 2023. Such growth is driven by increasing disposable income, growing awareness and household expenditure on discretionary healthcare services, rapid development of commercial healthcare insurance, and governmental support of private medical institutions.

Source: Frost & Sullivan

Consumption healthcare service providers have experienced significant growth on spending on online customer acquisition to gain their customers. Online customer acquisition spending of consumption healthcare service industry grew at a CAGR of 19.2% from 2014 to 2018, and are expected to grow at a CAGR of 18.9% from 2018 to 2023, reaching RMB 169.8 billion (US$24.7 billion) in 2023.

The broader consumption healthcare service industry is similar to the medical aesthetic service industry in many aspects. According to Frost & Sullivan, the consumption healthcare service industry is still at early stage of development. Because of the high level of complexity and personalization that is attached to healthcare issues, consumers have experienced difficulties in gathering relevant and reliable information to make sound decisions and form healthcare habits. While consumers have concerns on service quality and lack of transparent information, medical service providers face strong and fierce competition in this highly fragmented market and are forced to spend tremendously on customer acquisition through limited and inefficient customer acquisition channels. With similar industry challenges, and similar consumer demographics and income levels between the broader consumption healthcare industry and the medical aesthetic service market, online medical aesthetic service platforms are well positioned to expand into the consumption healthcare service industry by facilitating consumers’ informed conversion process and lowering acquisition cost for medical service providers.

BUSINESS

Our Mission and Vision

Our mission is to bring beauty and health to everyone. Our founders set up So-Young to transform the fast-growing yet opaque medical aesthetics market in China by providing transparent information, which ultimately allowed us to build a one-stop destination where users can conveniently find quality services.

Our vision is to become the most trusted technology company in the broader consumption healthcare service industry, and transform this market in the same way we have been doing for the medical aesthetics sector in China.

Overview

So-Young is No. 1 and the most popular online destination for discovering, evaluating and reserving medical aesthetic services in China.

•	audience reach: over 240 million average monthly views of our rich media content distributed through social media networks and our targeted media platforms in the fourth quarter of 2018;

•	user engagement: our So-Young mobile app accounted for 84.1% of total daily user time spent on online medical aesthetic service mobile apps in 2018, according to Frost & Sullivan;

•

transaction value facilitated: we facilitated medical aesthetic treatment transactions in the aggregate value of RMB2.1 billion (US$306.6 million) through our platform in 2018, representing 33.1% of China’s total amounts paid for medical aesthetic treatment booked online in that year, according to Frost & Sullivan; and

•	trustworthiness: we ranked top in terms of both brand awareness and customer stickiness in a survey of 1,000 respondents conducted in October 2018.

Our business model comprises three integrated components: (i) our original, reliable and professional content and its distribution through major social media networks and our targeted media platforms in China, (ii) our highly engaged social community characterized by signature user-generated content, and (iii) our transparent and user-friendly online reservation services for medical aesthetic treatment. With reliable and comprehensive content, as well as a multitude of social functions on our platform, users seeking medical aesthetic treatment can discover products and services, evaluate their quality, and reserve desired treatment. Because of our highly engaged user base, we believe that we are a more effective customer acquisition channel for medical aesthetic service providers, compared to other online channels. According to Frost & Sullivan, customer acquisition spending by medical aesthetic service providers on online medical aesthetic service platforms as a percentage of total customer acquisition spending on all online channels rapidly increased from 0.9% in 2014 to 7.0% in 2018, and is expected to reach 25.6% by 2023.

We leverage our popular and professional media content to reach and attract a vast audience. Our vibrant and trustworthy social community allows our users to discover the latest medical aesthetic treatment trends and helps them make purchase decisions. The personal experience shared by users who had undergone medical aesthetic treatment further builds the trust that is critical for others who wish to have similar treatment. We had a large depository of over 2 million day-by-day, case-based blogs called Beauty Diaries, as of December 31, 2018. We believe our business model, which connects a user’s innate desire to be more beautiful with a personal, emotionally-attached discovery and assessment process on our platform, is highly effective in facilitating users’ decision making and enhancing user experience. We also encourage users to rate, review and share their treatment experience on our platform. We believe the user-generated content, ratings and reviews on our platform incentivize medical aesthetic service providers to offer high-quality and diversified treatment with transparent pricing.

Our Value Propositions for Users

•	reliability: we offer users a reliable experience through our pursuit of quality and trustworthy content offerings and our medical aesthetic service providers that are carefully selected;

•	transparency: we provide transparency on medical aesthetic treatment details, such as pricing, reviews and service provider credentials; and

•

convenience: our comprehensive media content, social community and online reservation function guide users to a seamless medical aesthetic service journey, from discovery, interaction and evaluation, to reservation, review and aftercare.

Our Value Propositions for Medical Aesthetic Service Providers

•

effective customer acquisition: leveraging our user base with high propensity to spend, as well as our data insight and technological strengths, we are able to match medical aesthetic service providers with targeted users cost-effectively;

•

differentiated branding: we empower medical aesthetic service providers, especially small and medium sized market participants, to introduce their brands and build credibility through authentic user-driven evaluations; and

•

operating efficiency: we provide SaaS and professional training programs for medical service providers, to help them better manage client information, increase purchase conversion rate and upgrade their service offerings.

Our DNA for innovation defines who we are, brought about our earlier success, and will continue to serve as the bedrock for our future growth. Leveraging our strong brand image, extensive audience reach, trust of our users, highly engaged social community and data insights, we are well positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market. We have built a proven track record by launching a series of services aimed at medical aesthetic service providers, and by achieving early advantages in expanding into the dental, dermatology, ophthalmology, gynecology, and physical examination services in China.

We generate revenues through information service fees and reservation service fees primarily charged to medical aesthetic service providers. Our total revenues increased rapidly by 428.2% from RMB49.1 million in 2016 to RMB259.3 million in 2017, and further by 138.0% to RMB617.2 million (US$89.8 million) in 2018. Our net income was RMB17.2 million in 2017 and RMB55.1 million (US$8.0 million) in 2018, compared to a net loss of RMB81.0 million in 2016.

Our Competitive Strengths

We believe the following strengths have contributed to our success:

Market Leader with Powerful Business Model

We are the market leader in terms of audience reach, user engagement, transaction value facilitated, and trustworthiness, testifying to the success of our powerful business model.

•	audience reach: over 240 million average monthly views of our rich media content distributed through social media networks and our targeted media platforms in the fourth quarter of 2018;

•	user engagement: our So-Young mobile app accounted for 84.1% of total daily user time spent on online medical aesthetic service mobile apps in 2018, according to Frost & Sullivan;

•

transaction value facilitated: we facilitated medical aesthetic treatment transactions in the aggregate value of RMB2.1 billion (US$306.6 million) through our platform in 2018, representing 33.1% of China’s total amounts paid for medical aesthetic treatment booked online in that year, according to Frost & Sullivan; and

•	trustworthiness: we ranked top in terms of both brand awareness and customer stickiness in a survey of 1,000 respondents conducted in October 2018.

Our industry leading scale and fundamentally, our business model led to strong network effects across our platform, which enhances user experience, engagement and retention, and have proven to be highly scalable.

Strong network effect. We believe the three components of our business model are deeply integrated with one another, creating robust barriers to entry and enabling us to create a sustainable business model that cannot be easily replicated by competitors. In the simplest terms, users are attracted to our platform by content and services that we offer, while medical aesthetic service providers gather on our platform for the direct access to the largest online medical aesthetic user community and effective customer acquisition that it brings. As the number of our users grows, so does the number of medical aesthetic service providers on our platform. More medical aesthetic service providers will then lead to more tailored and greater variety of treatment, as well as more targeted content, which ultimately attract more users.

High scalability. Leveraging our established brand image, extensive audience reach, highly engaged social community and data insights, we are well positioned to expand both vertically along the medical aesthetic industry value chain and horizontally into other sectors in the massive consumption healthcare service market. We have built a proven track record by launching a host of services aimed at medical aesthetic service providers, and by achieving early success in expanding into other consumption healthcare services in China.

Market Trailblazer and Technology Innovator

We have, as the most important part of our DNA, continued innovation aimed at pushing the boundaries of what the internet and technology can do to transform the traditional consumption healthcare service industry. We believe we have pioneered and shaped the online medical aesthetic services market in China as it exists today.

Our core innovation and contribution to the medical aesthetic service industry is building a platform that seamlessly integrates media content, social community and online reservation function. Since our inception in 2013, we have been leading the campaign to increase the level of acceptance and popularity of discovering, evaluating and reserving medical aesthetic services online. According to Frost & Sullivan:

•	We were the first to introduce a social community focused on medical aesthetic services, which has become the largest in China;

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We introduced the Beauty Diaries, a revolutionary content format featuring day-by-day blogs written and shared by users who had undergone medical aesthetic treatment through our platform, which has become the iconic and most popular type of content in the industry; and

•	We were the first to launch online reservation function for medical aesthetic services in China, providing one-stop consumption experience to our users.

We embrace the latest technology developments and pursue the integration of technology into our platform. For example, we were the first in our industry in China to utilize artificial intelligence technology in analyzing facial features for evaluating virtual medical aesthetic needs and predicting treatment effects online, according to Frost & Sullivan. Based on our facial analysis technologies, our platform enables users to search for, and we are also capable of actively channeling, relevant and suitable medical aesthetic content and treatment information with a simple image input of the user’s feature. We also pioneered live video broadcasting as a content format on our platform both for users to share their aftercare experience and for service providers to enhance their brand awareness.

Most Trusted Platform with Highly Engaged Community of Users

According to a survey of 1,000 respondents conducted in October 2018, we are the most trusted online medical aesthetic service platform in China, and we ranked No.1 in terms of both brand awareness and customer stickiness. The association of our brand value with trustworthiness translates into high repeat purchase rate on our platform.

Our highly engaged social community plays a vital role in promoting transparency in terms of the pricing and quality of medical aesthetic services by encouraging genuine user reviews and ratings, which in turn helps our users arrive at informed decisions. Our iconic Beauty Diaries invigorated our social community and allowed our users to be emotionally connected and supported, during and after treatment.

As a testament to the highly engaged nature of our community, as well as the trust our users place in us, as of December 31, 2018, a total of over two million pieces of Beauty Diaries, each with author’s emotions and personal details, had been posted on our platform. In addition, the average number of daily consultation messages between users and medical service providers amounted to 160.6 thousand in 2017 and 288.4 thousand in 2018.

We also attach the utmost importance to ensuring the quality of the medical services that are offered on our platform and the customer services that our users can enjoy. Transparency and fairness have been our philosophy and we have adopted carefully crafted mechanisms to allow for authentic and timely feedback. We subject each prospective medical aesthetic service provider to our strict selection process to safeguard the reliability of our platform. In addition to examining qualification documents, we conduct thorough background and publicity review, including on-site due diligence reviews, on prospective service providers. We also continue to monitor the qualification of our existing medical aesthetic service providers and the quality of their performance through our rating and review systems and other internal mechanism that we have implemented.

Reliable Professional Content Distributed through Social Media

We use reliable, highly relevant, interactive and multi-media content to attract our users and inform them of the latest medical aesthetics trends and services, and assist in their purchase decisions. We have the most comprehensive online content library in China with a focus on medical aesthetic services, according to Frost & Sullivan. We have a large pool of experienced in-house editors who incubate original ideas and present them in visually appealing formats. They also collaborate with doctors and medical aesthetic service providers throughout the content generating process. Our content is interactive and largely in the form of short-form videos, live video broadcasting, articles, and photographs, covering a full spectrum of beauty-related topics and medical aesthetics treatment categories.

We distribute our original content through our platform and major social media networks in China, giving us the broadest reach of audience and dynamic ways to attract and engage our users. In the fourth quarter of 2018, we recorded on average over 240 million monthly views of our rich media content distributed through social media networks.

Platform of Choice for Medical Aesthetic Service Providers

We provide compelling value to medical aesthetic service providers by offering targeted consumer acquisition solutions, helping them build their online presence so as to effectively connect and brand with users, and improving their operating efficiency. This makes us a platform of choice for approximately 4,000 verified medical aesthetic service providers including hospitals, out-patient departments and clinics covering over 300 cities in China as of December 31, 2018.

We not only expand the medical aesthetic service providers’ audience reach, but also match them with targeted consumers effectively, powered by our artificial intelligence prowess and big data insights. Moreover, we provide differentiated solutions such as SaaS, as well as providing professional training programs to medical aesthetic service providers based on their scale and needs.

We enjoy tremendous loyalty among our medical service providers and achieved retention rates of 80% in 2017 and 87% in 2018, which are calculated as the percentage of paying service providers in the previous year who made payments in the year at issue.

Visionary Management Team with Proven Execution Capability

Our management team has extensive experience in internet, social community, healthcare and finance, and has proven execution capability. Our founder and CEO, Mr. Xing Jin, has been instrumental in setting up our innovative business model and leading So-Young to reach major milestones. Moreover, his serial entrepreneurial experiences combined with a deep understanding of and passion for the beauty and health industries provide clear leadership for and strong commitment to our mission and execution. Additionally, our management team has deep expertise across a number of sectors and disciplines, as well as extensive experience working at leading technology companies such as Alibaba, Baidu and Tencent.

Our Strategies

Going forward, we will continue to be laser-focused on enhancing the credibility, transparency and comprehensiveness of the information and services featured on our platform. We believe these unique competitive advantages are key to reinforcing our brand reputation, user loyalty and leadership position. Such established brand awareness, industry standing and platform capabilities position us well to expand into the broader consumption healthcare market.

We plan to achieve our vision, and ultimately our mission, through the following key strategies:

Drive Transparency in the Industry through Enriched Content Offering

We aim to further transform medical aesthetic industry in China towards greater transparency on service quality and pricing by focusing on enriching our universe of reliable, appealing and topical content offering. As the No. 1 player in the industry, we will lead by example and commit to delivering authentic, relevant and timely content to consumers to enable informed decisions and promote positive industry growth dynamics.

Professionalism. We will leverage our deep understanding of medical aesthetics treatment, users and medical aesthetics service providers, as well as proprietary technology prowess and advanced algorithms, to systematically produce quality, appealing and topical original content. We will strengthen collaboration with medical professionals and star medical aesthetic influencers to deliver more interactive professional content, which in turn catalyzes higher conversion rates.

Content visualization. We will continue to commit resources to diversify and enrich our media formats and tools, especially video-based content. We believe that our comprehensive and expanding collection of multi-media content will enhance the integrity of our content, drive consumer purchase decisions, and empower medical aesthetic service providers to introduce their services with greater precision.

Proactively Deploy Artificial Intelligence and other Technological Innovations

Technological innovations and competency are essential to our platform’s competitive advantage. We will continue to implement a number of industry breakthrough technologies, including:

AI diagnosis. A key area of our research in artificial intelligence focuses on improved facial and object recognition technology powered by advanced neural network and algorithm. Cutting-edge simulation services have been integrated into and continually improved on our mobile apps to further enrich user experience and facilitate decision-making process.

Personalized content recommendation. We plan to further develop advanced artificial intelligence and big data technologies to increase the precision of our content recommendation, thereby increasing user exposure to relevant information, which catalyzes transaction reservation volume.

Smart customer service. We are developing advanced natural language processing algorithms and machine learning technologies to upgrade our automated messaging system, serving to lower the operating costs of medical aesthetic service providers on our platform, and allow more timely responses to user inquiries for greater customer satisfaction.

Strengthen Collaboration with Medical Aesthetic Service Providers through More Value-added Services

We offer and will continue to enhance our SaaS module to help our service providers reduce user maintenance cost and improve efficiency. Software products currently in our research and development pipelines include intelligent in-app messaging system and digital patient record database for online information service on our platform.

We intend to strengthen professional training courses on the proper management of sophisticated medical equipment, for medical aesthetic service providers to improve their service quality, professional knowledge and operational capabilities.

Continue to Raise Brand Awareness and Expand User Acquisition Channels

We intend to increase marketing and branding efforts to further raise the awareness of our professional and trustworthy platform. Our branding strategy will fully embrace the latest trends in social-based marketing activities, in a cost-effective manner by leveraging our word-of-mouth reputation.

We plan to establish a stronger presence on leading social media networks in China with high user traffic volume through collaborations. We also aim to expand our audience reach by establishing multiple channels of strategic marketing partnerships. Building on our profound understanding of user behaviors and preferences, we intend to launch more innovative and effective online and offline marketing events, cross-platform membership programs with other industry participants, as well as sponsorships of popular entertainment titles in China.

Expand into Other Consumption Healthcare Verticals and Tap into New User Segments

We believe a more diversified service offering will address a wider spectrum of our users’ healthcare needs, and in turn extend and expand their consumption lifecycle on our platform. We have started and will continue to prudently expand into consumption healthcare verticals with similar industry pain-points, overlapping consumer bases, or comparable decision-making processes. We plan to gain stronger foothold in the dental, dermatology, ophthalmology, obstetrics & gynecology, and physical examination services sectors.

We will offer multi-tiered service categories on our platform to better serve our increasingly diversified user base, particularly users with higher spending power and more tailored preferences.

Our Business Model

Our platform serves as a vibrant and dynamic social community and offers online reservation function that enables users to both discover reliable content and share their own medical aesthetics services experience, which incentivizes users to reserve offline treatment from medical aesthetic service providers. Thus, users are guided through the entire process of seeking and obtaining medical aesthetic treatment on our platform.

Our business model has unique value propositions for its constituents. With reliable content and various social tools on our platform, users seeking medical aesthetic treatment can discover suitable services and obtain comprehensive medical information on the desired treatment. Users can also interact among one another and with medical aesthetic practitioners directly through our social community functions. Once they decide on the type of treatment, users can conveniently reserve treatment through our online reservation function. Our reservation function facilitates reservations by providing insurance service referrals for users. In addition, after users complete their treatment offline, our online platform encourages them to share their experience through Beauty Diaries and ratings and reviews systems. This further enriches our content and drives more interaction within our social community.

Medical aesthetic service providers benefit from our business model when more users are drawn to our online platform because of our reliable content offered in rich media formats and our reputation among people seeking aesthetic improvements. The user-generated content in our social community, as well as the ratings and reviews on the services, can effectively and efficiently incentivize service providers to offer high-quality and diversified treatment with transparent pricing. Medical aesthetic service providers can further increase their exposure and boost user conversion rate by communicating with users on an individual basis through our social community functions, and through our information services. Our online reservation function, in return, provides data insights on current user landscape and market trends that allow medical aesthetic service providers to improve their business operation efficiency.

As users and medical aesthetic service providers are inexorably connected through our content, social community, and online reservation function, our business model forms an overall virtuous cycle that fuels its continued growth and expansion. In essence, users are attracted to our platform by our content and services offered on our platform, while medical aesthetic service providers are attracted to our platform by the access to the largest online medical aesthetic user community and the commercial opportunities that they bring. As the number of users grows, more medical aesthetic service providers will want to join our platform. More medical aesthetic service providers will then lead to more tailored treatment in more locations, as well as more targeted content, and ultimately attract more users.

Our Online Platform

Our online platform is realized through various products, including So-Young mobile app, So-Young Weixin mini program, and soyoung.com website, where both users and medical aesthetic service providers can access our rich media content, engaging social community, and transparent online reservation function. In addition, we developed So-Young Business College, a Weixin mini program, and an operation dashboard on soyoung.com to improve the efficiency and effectiveness of the business operations for our medical aesthetic service providers.

In 2016, 2017 and 2018, our average monthly UVs reached 2.9 million, 4.8 million and 10.3 million, and our average mobile MAUs reached 0.5 million, 1.0 million and 1.4 million, respectively.

Mobile Apps

So-Young Mobile App

Our So-Young mobile app serves as a one-stop destination where we offer users relevant medical aesthetic knowledge and experience, guide them along their journey to reach an informed medical aesthetic treatment decision in a supportive community, and allow them to effortlessly act on those decisions and make reservations for treatment from their desired medical professionals and medical aesthetic institutions. We designed the interface of our platform in mint green and light pink, signaling health and beauty respectively, and creating a soft and welcoming texture to our platform.

When users open our So-Young mobile app, they will immediately see our featured banners that display articles, short-form videos, and sales events. As users scroll down, various additional medical aesthetic categories appear, such as skin management, neurotoxin injection, blepharoplasty, rhinoplasty, etc. Users can also explore various medical aesthetic tools, including cosmetic surgery simulation powered by artificial intelligence, live video broadcasting, medical aesthetic encyclopedia, and report of new treatment overseas. We also recommend relevant content to users based on their user behavior.

Below are screenshots of our mobile app main entrance interface:

Beauty Research Club is where users get detailed information from Beauty Diaries written by users who have undergone medical aesthetic treatment and featured informational articles by practicing medical professionals on the platform. As users enter Beauty Research Club, a top navigation bar appears that includes content by people whom users follow, recommended content handpicked by our business operating team, and Q&A session with medical professionals.

The screenshots below illustrate the content in Beauty Research Club:

Users can make reservations for treatment through our mobile app’s online reservation function. Medical aesthetic services are displayed based on the location of users and users can directly browse and search for services by categories and medical aesthetic service providers, and sort listings by popularity, price, reviews and location. Once users enter a particular services page, they will be shown other users’ reviews and diaries first. We also designed a tab displaying medical information of the particular treatment from our encyclopedia within the individual product page, so that users may obtain more objective description of the medical aesthetic treatment conveniently.

Below are screenshots of the online reservation function on our app:

To facilitate reservations and strengthen social interactions on our mobile app, we developed a messaging system and a user dashboard. The messaging system enables users to send private messages to other users, medical professionals and medical aesthetic institutions to retrieve more information on medical aesthetic treatment with fast turnaround time. User dashboard allows users to manage their orders and track participation and contacts in our social community.

Weixin Mini Programs

Mini Program is an innovative platform built into Weixin, facilitating discovery and consumption of services and products. It is useful for discovery and quick actions, and complements full-function native apps by increasing their downloads and traffic.

Our Mini Programs on Weixin include So-Young Beauty and So-Young Business College. So-Young Beauty features similar interfaces and functions as our mobile app. It serves as additional access points to our platform.

So-Young Business College offers a convenient online training platform for medical aesthetic practitioners, including medical professionals, managers, and medical aesthetic consultants, where they can access textual and video educational materials provided by our medical aesthetic industry experts. See “—Our Medical and Beauty Service Providers—Complementary Services—Training and Consulting Service.”

Our Soyoung.com Website

Users can access medical aesthetic community content and our services through our website soyoung.com. In 2018, soyoung.com recorded an average monthly UV of 10.3 million. As more internet users shift to mobile ends, our website mainly serves a comprehensive knowledge base targeting users who are in the process of researching for medical aesthetic options.

Below are screenshots of soyoung.com website:

Our Users

We provide a variety of services to our users, including reliable and rich medical aesthetic knowledge base, a supportive social community filled with user-shared experience and online reviews, and an online reservation function where users can reserve treatment from medical aesthetic service providers.

We have a group of popular content creators whom we refer to as “medical aesthetic influencers.” Medical aesthetic influencers are very active in creating and sharing content on the latest medical aesthetic trends and their treatment experience. Content created by our medical aesthetic influencers helps shape purchasing decisions of other users on our platform and encourage social interactions.

We closely monitor user activities and original content generated through our platform to discover potential medical aesthetic influencers. Typically, to become influencers, users need to be experienced and knowledgeable in multiple medical aesthetic treatment, and have shared numerous detailed Beauty Diaries that truthfully depict their recovery process in our social community. After identifying users who are passionate about sharing their experiences and good at producing original and engaging medical aesthetic content, we encourage them to partner with our platform, which not only gives them access to our broad user base, but also helps them monetize their popularity.

We value our medical aesthetic influencers as they produce high-quality content and affect user behavior on our platform. We have historically provided cash and complimentary treatment in an immaterial amount as incentives to medical aesthetic influencers to encourage them to continually post popular and high quality content on our platform. Medical aesthetic influencers have their designated section in Beauty Research Club so that other users can access their content with ease.

Content

We strive to provide our users with the broad range of high-quality and engaging original content on medical aesthetics. We believe that reliable and well-crafted content provides the necessary information that users seek on our platform and enhance transparency of the medical aesthetic industry. Our content is available in a variety of rich media formats on our online platform, generated by users of all levels of experience and medical professionals, including Beauty Diaries, ratings and reviews, short-form videos and live video broadcasting.

Beauty Diaries

We introduced Beauty Diaries and transformed the traditional information flow in this industry. Users who went through medical aesthetic treatment are encouraged to share their experience in details including the medical institution, doctor, price, and other information on the treatment. The diaries typically start with before-surgery photos, followed by the entire recovery process in the form of diaries where their authors update their status by photos, videos and texts. In addition, by compiling other users’ experience and recovery progress, we offer recovery calendar for various medical aesthetic treatment so that users who are undergoing the same treatment can better prepare themselves with medical knowledge and emotional support. As of December 31, 2018, we had accumulated over 2 million Beauty Diaries.

Below is a screenshot of our Beauty Diaries:

Online Ratings and Reviews

Apart from Beauty Diaries that mainly focus on users’ personal stories, we have established a large and active ratings and reviews system on medical aesthetic service providers. When users reserve certain treatment and complete the treatment, they can rate the treatment in terms of physical environment, professional knowledge, service quality, and eventual result, on a scale of one to five stars. They can also post their review on the doctor or the medical aesthetic service provider in general. Empowered by our artificial intelligent technology, we further extract and aggregate key words from all user reviews to present an instant perception for users when using our online reservation function.

Live Video Broadcasting

According to Frost & Sullivan, we were the first to introduce live video broadcasting to the medical aesthetic industry. The broadcasts are hosted by either medical aesthetic influencers or medical service providers, and are interactive, immersive and fun. Our live video broadcasting function has also proven to be an effective means of introducing medical aesthetic services to our key user demographics. Typically, medical aesthetic influencers elaborate on their experience in particular treatment while medical professionals broadcast actual diagnosis and treatment planning process with real users, during which they introduce their treatment. Medical professionals also host live questions and answers session, and from time to time broadcast selected real surgeries that are appropriate to general users.

While watching these live video broadcasts, users can interact with our medical aesthetic influencers and practitioners in real time through embedded instant messaging tools, and conveniently make reservation for the mentioned treatment introduced by the hosts. Hence, live video broadcasting is effective ways for our users to make and act on their medical aesthetic procedure decisions in a relatively short time frame, and for our medical professionals to build their own reputation and branding images.

Live video broadcasting is accessible through our main entrance feed, and the screenshots below illustrate the reservation option and user interaction interface:

Short-form Videos

We believe we have established a proven approach to producing popular, original, short-form videos and have continually released popular original titles and series, covering topics such as medical aesthetic tips, celebrity face analysis, skincare testing and lifestyle guides. Our experienced and large pool of in-house editors incubate original ideas and present them in aesthetically pleasing video format and collaborate closely with medical professionals and medical aesthetic service providers in the content creation process.

Featured Articles

Our in-house content team and medical aesthetic influencers bring our assessment of the latest treatment to our users through featured articles. In addition to medical aesthetic content, our articles cover a wide spectrum of user interests, ranging from fitness to shopping hauls. Our library of medical aesthetic reviews and other critiques effectively influences reservation decisions of our users and enhance the integrity and activeness of our community. Users can conveniently access these informational articles in Beauty Research Club on our So-Young mobile app.

Integration with Major Social Media Networks in China

We distribute our content through all major social network and media platforms in China, encouraging followers and readers to share and repost our content, which amplifies our brand image and enables us to reach a larger audience. Each account we manage on social media networks is designed to have its own tailored content and a distinct strong personality that targets a particular internet user demographic group. The average monthly views of all our social media content on third-party platforms was over 240 million in the fourth quarter of 2018. Our comprehensive and rich content provides us with continuous monetization opportunities. Through medical aesthetic services embedded within the content on our platform and social network networks, we provide information services to our medical aesthetic service providers to enable them to introduce their brands and services. See “—Monetization—Information Services.”

Trustworthy Social Community

Under our business model, after users discover potential suitable treatment through our rich content on medical aesthetics, we use our dynamic and supportive social community to enable our users to make decisions. We offer the following mechanisms to promote social interaction among users and between users and medical aesthetic service providers on our platform:

•	Share. Users can easily share their experience on particular medical aesthetic treatment on our So-Young app by posting Beauty Diaries and providing short reviews and ratings.

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Follow. Users can establish relationships with other users and medical aesthetic service providers by electing to follow them. Feeds that are posted by a user or medical aesthetic service provider will automatically appear in Beauty Research Club’s “Following” tab.

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Comment, Like, Favorite. Users can leave comments on all formats of content, including Beauty Diaries, videos and articles, and reviews in online reservation function, by clicking on the “Comment” button, and the author may reply to the comments. If users like the content, they can click on the Like button to express their support for the author. At the bottom of each content module, users can see how many people have commented on or liked the content. Users can also save most types of content into their favorites by clicking on the Favorite button.

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Messaging. Users can send private messages among one another or to medical service providers and medical professionals in the form of text or voice recordings and can attach photos or Beauty Diaries on our platform. In 2018, the average number of daily consultation messages between users and medical service providers amounted to 288.4 thousand.

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Q&A. Users can raise questions addressed to particular medical professionals or medical aesthetic service providers in general. We urge our medical service providers and medical professionals to respond quickly to the questions.

Through our warm and supportive social community, users are guided through the complete decision-making process in an efficient manner, resulting in significantly shorter time lag than typical medial aesthetic decision-making process. Moreover, filled with user experience and active doctor interaction, our platform enables our users to gain personal psychological support and professional care during the recovery process, thereby further increasing the reliability of our platform.

Online Reservation

While our medical aesthetic content and community help users form their treatment decisions, our online reservation function enables users to act on these decisions in a convenient manner.

Medical aesthetic treatment are grouped into categories including neurotoxin injection, injection of dermal fillers, mesotherapy injection, skin management, laser hair removal, hair transplantation, blepharoplasty, rhinoplasty, micro-blading, breast augmentation, and body contouring. We further provide traditional relaxing spa services, including Chinese medicine physical therapies and massages, body and facial cares, manicures and pedicures, to capture the users seeking non-intrusive light treatment.

Pricing Policy

While medical aesthetic service providers are free to set their own prices on our online platform, we request that their prices on our platform be lower than on-site prices of the same medical aesthetic treatment at the particular medical institutions by contracts. We organize a number of special sales events year-round, such as China’s online shopping festival on November 11 and December 12, when our medical aesthetic service providers typically offer discounts on their treatment.

We believe that differentiation of medical aesthetic treatment promotes virtuous competition that not only produces reasonable prices and numerous options for our users, but also enhances the transparency and reliability of the medical aesthetic industry. At the same time, we also monitor the stability of prices for different categories of services to prevent destructive competition and fraud, thereby building a healthy online reservation function for the benefit of the whole industry.

Payment

When reserving services on our online platform, users only have to pay a portion of the treatment fee as deposit. The rest is settled when users visit medical aesthetic service providers offline. We provide our customers with a number of payment options through major third-party online payment platforms including Weixin Pay and Alipay, and enable our users to make payments for their reservations easily and efficiently. We are not dependent on any particular provider for online payment services.

Insurance

We designed medical aesthetic insurance products together with leading insurance companies in China, covering medical aesthetic treatment such as injections, blepharoplasty, and rhinoplasty. We believe that a well-customized insurance policy that addresses specific after-treatment medical and aesthetical situations provides additional protection for our users and enhance the reliability of our platform. While we are not a party in the insurance policy, we direct users to conveniently obtain the appropriate insurance products from insurance providers.

Customer Service and Care

We believe our emphasis on customer service and care enhances our brand image and user engagement, which in turn benefits the medical service providers on our platform. We have a dedicated team of customer service representatives in Beijing. We train our customer service representatives to answer user inquiries, proactively educate potential users about medical aesthetic services and promptly resolve user complaints. Each representative is required to complete mandatory training, conducted by experienced managers, on medical aesthetic knowledge, complaint handling and communication skills.

We have developed key policies and procedures for our customer service that maintain the health and sustainability of our platform, including platform rules, qualification standards and credit scores for medical aesthetic service providers, and a rating system. Our around-the-clock customer service team provides real-time assistance to our large customer base. If a user makes a legitimate complaint regarding the service quality of a service provider, we will deduct the credit score of such service provider. A lower credit score results in limited content display, temporary suspension, or permanent ban on our platform. If a user is not satisfied with the result of the medical aesthetic procedure, which occurs mostly within a week of the procedure when recovery syndrome is expected, we will assist the medical aesthetic service provider to communicate the situation with the user and ease the anxiety. For cases where users are not satisfied with the result after the recovery period, we encourage medical service provider to offer follow-up procedures for free or issue full refunds.

To further ensure our user’s satisfaction, our customer service will step in when medical aesthetics providers fail to effectively resolve the complaint with the user. Serving as an extra layer of protection and care, our excellent customer service has ensured higher quality of user experience and greater trust among users.

Medical Service Providers

As of December 31, 2016, 2017 and 2018, there were over 3,200, 4,000 and 5,600 medical service providers on our platform, respectively, including approximately 2,400 medical aesthetic service providers in 2016, approximately 2,700 medical aesthetic service providers in 2017, and approximately 4,000 medical aesthetic service providers and 1,600 other consumption healthcare service providers in 2018. Consumption healthcare services that can be reserved through our platform include dermatology, dentistry and orthodontics, ophthalmology, physical examinations, gynecology and human papilloma virus vaccines, and postnatal care. Leveraging on our brand awareness, unique user demographics and powerful business model, we believe that we are well positioned to further grow our market share in the consumption healthcare services industry.

Business Development and Qualification

We implemented an effective business development policy from the beginning of our business. Historically, we invested more business development resources to collaborate with independent medical professionals and their clinics with strong reputation and significant market shares. As our platform grows, we also focus on small to mid-sized private medical institutions that struggled to build their brands without high customer acquisition budgets. Regional and national medical aesthetic franchises have joined our platform as well when they observe the positive effect of our business model.

Once we find a prospective medical service provider, we ensure that it must pass our strict qualification process before admission to safeguard the reliability of our platform. First, medical service providers are required to submit their medical service permits and business licenses, as well as other relevant qualification certificates for our review. We then conduct thorough background and publicity review on prospective service providers. Furthermore, we send our team to visit the physical location of the medical service provider and check their service quality on site. Medical service providers can be admitted to use our platform only after they pass our aforementioned qualification process.

We generally enter into framework supply agreements with our service providers annually based on our standard form. In the contract, service providers agree to comply with all relevant laws and regulations, offer competitive price on our platform, actively resolve complaints and respond to other negative user feedback. We also reserve the right to terminate the contract when the service provider posts exaggerated information, relies on expired certifications, engages in illegal conducts, or encounters serious customer complaints.

Growth System for Our Service Providers

When a service provider joins our platform, it automatically participates in a multiple tiered growth system. Service providers are re-evaluated regularly based on their past performance indicators, such as user feedback. Under-performing statistics, often because of unsatisfactory user feedbacks, may result in downgrade in the growth system. The growth system incentivizes medical aesthetic service providers to improve their service quality on our platform in long term by providing exclusive benefits to higher level service providers. There is an increasing amount of information service fee discount as the level grows. Moreover, participants at higher levels enjoy more availability of information services, such as customized short videos, pop-up information display in mobile app, and participation in live video broadcasting. Internally, the growth system also gives our business development team guidance on the amount of resource we invest in certain medical aesthetic service providers and results in more targeted consulting and assistance on our platform.

Complementary Services

We seek to provide service providers on our platform with comprehensive tools and support that they can use to facilitate their management and growth, including training programs for their growth.

Software as a Service (SaaS)

From operation dashboard, medical aesthetic service providers are able to obtain real-time and historical statistics of their performance, including page view, unique visitors, private messages, orders and payments, and user feedback. User ratings help medical aesthetic service providers to manage their customers and provide guidance on their approach to particular users. In general, our operation dashboard enables medical aesthetic service providers to closely track the effectiveness of their customer acquisition and sales methods and pinpoint area of possible improvements, therefore increasing the efficiency of their business operations.

Training Service

We believe that the successful business operations of our company and our medical aesthetic providers hinge on the general reliability of our platform, which factors reputation, service quality and consumer satisfaction into the equation. We provide guiding and consulting services for new medical aesthetic providers so that they learn better ways to manage their online presence. We assist them by hosting various training programs both online and offline. On our So-Young Business College Weixin mini program, medical aesthetic service providers may choose online training courses ranging from customer acquisition and operation, medical knowledge, consulting service, and management skills. These training courses that are specially designed for our online platform allow traditional medical aesthetic service providers to successfully and efficiently adapt to a fast-evolving online environment.

In addition to online courses that medical aesthetic service providers can access 24/7, we offer offline training camps. Participants are arranged in groups to complete various social and team building activities so that they can broaden their networks in the industry. Through lectures, we systematically present the necessary knowledge, including professional medical knowledge, internet operation and customer acquisition, business development, public relations and media management. Participants have opportunities to share their own medical aesthetic work experience with the class for further discussion and case study.

We also offer customized training program onsite for medical aesthetic service providers on cutting-the-edge medical aesthetic equipment. Our training team assists the medical aesthetic service providers to develop comprehensive medical aesthetic treatment that can meet the latest treatment demands from users. To supplement the training program, we provide referral services to medical aesthetic equipment wholesalers and leasers for more cost-effective equipment usage options.

Monetization

We monetize across our online platform through information services and reservation services primarily offered to medical aesthetic service providers.

Information Services

Leveraging our rich user generated content that effectively serves our engaging user base, we offer a diverse range of information services primarily to help our medical aesthetic service providers better introduce their services, and increase their customer base.

We help our service providers introduce their services through information display on our platform. Medical aesthetic service providers can also participate in live video broadcasting and short-form video series to strengthen their branding effects.

Reservation Services

We earn reservation service fees primarily from medical aesthetic service providers when a medical or beauty treatment is performed for our user through reservation from our platform. Such fees are generally determined as an agreed percentage of the value of service actually provided by service providers. We typically charge a rate of approximately 10% of the total amount paid by users for services introduced through our online reservation function.

As per our agreements with service providers, we collect reservation service fees for all services provided to a user as long as (i) the user was brought to the particular service provider through our platform and (ii) the service provider is still active on our platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment at site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatment in the future. The service provider will place an order through their interface on our reservation function on behalf of the user.

To ensure that we have the right basis to calculate the reservation service fee pursuant to our contracts with our service providers, we actively follow up with our users on our platform. At the same time, users actively provide ratings and reviews online on the treatment that they consumed offline, which feedback allows us to check the accuracy of orders reported by service providers. In addition, as we form long-term relationships with our service providers, our penalty and policing system renders conformity to service agreements a reasonable and cost-effective choice for them.

Branding and Marketing

We believe that our rich content and satisfactory user experience have contributed to the expansion of our user base and the increase in user engagement, leading to a strong word-of-mouth effect that strengthens our brand awareness. According to Frost & Sullivan analysis, 45% of survey respondents in China in October 2018 who are potentially interested in medical aesthetic treatment are aware of our brand.

We promote our platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. We engage passionate and active medical aesthetic influencers and arrange for them to attend marketing and brand promotion campaigns and produce interesting video and textual professional medical aesthetic content on various social media networks. We cooperate with third-party apps, popular search engines and social media platforms for online and mobile marketing. We also conduct offline marketing primarily in the form cinema advertising, television commercials, and promotion events.

Technology and Infrastructure

The success of our business is supported by our strong technological capabilities that enable us to deliver superior user experience and increase our operational efficiency. Our technology team, coupled with our proprietary artificial intelligence technology and the large volume of data generated and collected on our platform each day, have created opportunities for continued improvements in our technology capabilities, empowering reliability, scalability and flexibility.

As of December 31, 2018, we had a technology team with approximately 160 engineers, including those focusing on technology development to support every aspect of our business operation, those focusing on artificial intelligent algorithm design and development, and those focusing on underlying data and technology maintenance.

Artificial Intelligence

We believe we are in a unique position to capitalize on the use of artificial intelligence technologies, including computer vision, machine learning, and natural language processing, to further lead the revolution in medical aesthetic industry. Notable artificial intelligence products include:

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AI Diagnosis. A key area of our research in artificial intelligence focuses on improved facial and object recognition technology powered by advanced neural network algorithms. Through our AI analysis tool, users can obtain preliminary diagnosis information on how to improve their personal appearances.

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Cosmetic Surgery Simulation. We have applied various artificial intelligence and facial recognition technologies to offer users convenient facial analysis and allow users to simulate medical aesthetic treatment results on their pictures. Users can adjust multiple parameters on their facial data.

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Intelligent Image Search. Based on our facial analysis technologies, we enable users to search on our platform with their facial pictures to directly return relevant medical aesthetic content and treatment information.

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Content Ranking and Recommendation. We utilize artificial intelligence and machine learning technologies to power our ranking and recommendation system. We employ an intelligent ranking formula based on user preference and content quality.

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Automatic Messaging System. We utilize natural language processing algorithms and machine learning technologies to develop automated messaging system, which have significantly improved user experience by providing instant and helpful feedback, reducing the operating expenses for medical aesthetic service providers.

Big Data

We build proprietary big data analysis framework on our platform to improve operating efficiencies and user satisfaction. We leverage big data analytics and artificial intelligence technologies to enhance the accuracy of user behavior predictions and user profiling and optimize our operation, targeted content and user experience.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, result in improved operational efficiency for our company and our medical aesthetic service providers. Our data engineers are involved in all critical operational areas. They have thorough understanding of the computational needs from different business segments, and are therefore capable of providing technological support to address diversified needs in operating our platform.

Security and Data Privacy

We are committed to protecting information of all participants on our platform. We collect personal information and data only with users’ prior consent. We do not provide sensitive user data to medical aesthetic service providers or other third-parties.

We have a security team of engineers and technicians dedicated to protecting the security of our platform. Our back-end proprietary security system is capable of handling malicious attacks each day to safeguard the security of our platform and to protect the privacy of our users and medical aesthetic service providers. We back up our user and certain other critical forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data lost. We encrypt confidential personal information we gather from our platform. To further ensure data security and avoid data leakage, we have established internal protocols under which we grant classified access to confidential personal data to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various teams.

Cloud Services

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operation efficiency. We utilize the system of a leading enterprise cloud service provider in China so that we enjoy the instant scalability and robustness of cloud-based services.

Risk Management and Internal Control

We have adopted and implemented various policies and procedures to ensure rigorous risk management and internal control.

Content Screening and Monitoring

We are committed to complying with relevant laws and regulations on online content. We have invested significant resources in developing advanced content monitoring technologies, policies and procedures.

We maintain content management and review procedures to monitor Beauty Diaries, live video broadcasting, short-form videos, treatment reviews, featured articles, chat messages and other content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly remove the content. Further actions may also be taken to hold relevant content creators accountable.

We have an automated AI-backed screening mechanism that serves as the first layer of defense in our content review system. This system automatically flags and screens out content that duplicates other content, or involve in appropriate or illegal audio, video, comments or texts. Once the content is processed by the automated screening mechanism, our system then extracts the content and sends to our manual content screening team, our second layer of defense, for further review. We have a dedicated team reviewing and handling content on our platform for compliance with applicable laws and regulations, and ensuring the quality of our content.

Quality Control

In addition to the strict selection process to ensure qualification of our medical aesthetic providers, we have built a framework in which we constantly monitor the service provided by medical institution, through our online system and on-site visits. We establish a credit score system for medical aesthetic service providers where we deduct the score if we find malicious competition, spam orders and ratings, repetitive unsatisfactory user services, or negative media exposure. Lower credit scores result in less exposure and lower ranking on our platform. If we are no longer satisfied by the action of medical aesthetic service providers, we may initiate termination process to remove them from our online platform, thereby protecting our brand image and our users.

Competition

The online medical aesthetics industry in China is highly competitive and rapidly evolving. Our primary competitors include (i) leading search engines, (ii) other online medical aesthetic service platforms, and (iii) general online e-commerce platforms.

We compete primarily on the basis of the following factors: (i) the rich and specialized content on medical aesthetic treatment for our targeted user base; (ii) our ability to seamlessly connect content and users with medical aesthetic service providers; (iii) the superior decision-making process on our platform; (iv) our large and active user base; (v) pricing of medical aesthetic treatment that could be reserved on our platform; (vi) our ability to attract and retain medical aesthetic service providers; (vii) medical aesthetic service provider validation, and treatment quality control; (viii) brand recognition and reputation; and (ix) the experience and expertise of our management team.

Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

Function	Number of Employees
Platform operation	306
Business development and marketing	227
Research and development	208
Administration and management	71
Customer service	22
Others	28

Total	862

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not experienced any significant labor disputes. None of our employees are represented by labor unions.

Facilities

We are headquartered in Beijing, China. As of December 31, 2018, we leased an aggregate of over 19,000 square meters of office space in Beijing, with a lease term from two years to five and a half years, and an aggregate of approximately 1,700 square meters of office space in 14 other cities in China with lease terms that typically last for one year. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in the PRC, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

As of December 31, 2018, we own 162 registered trademarks, copyrights to 31 software programs developed by us relating to various aspects of our operations, copyrights to 80 literature and art works, and 23 registered domain names, including soyoung.com. As of December 31, 2018, we have 449 trademarks with applications pending in the PRC Trademark Office.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to, and we are not aware of any pending or threatened legal, arbitral or administrative proceedings or claims, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business.

REGULATION

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in the PRC and the rights of our shareholders to receive dividends and other distributions from us.

Regulations on Value-added Telecommunication Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between “basic telecommunication services” and “value-added telecommunication services.” The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts.

The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated on February 21, 2003 and December 28, 2015, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Internet information services and online data processing and transaction processing services fall within Class 2 value-added telecommunications services, and the provider of Internet information services and online data processing and transaction processing services shall obtain ICP License and EDI Licenses from the MIIT, or its provincial branches, prior to the provision of ICP Services or EDI Services.

On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added telecommunication services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added telecommunication services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

We engage in business activities that are value-added telecommunication services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing So-Young, our VIE, has obtained a Value-Added Telecommunications Services Operating License for providing information services via the internet, or the ICP License, which will remain effective until August 25, 2020, and an EDI License which will remain effective until January 3, 2024. Beijing Meifenbao Technology Co., Ltd., a subsidiary of our VIE, has also obtained an ICP License, which will remain effective until April 25, 2023. See “Risk Factors—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Foreign Investment

The Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, was promulgated by the National Development and Reform Commission and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Foreign Investment Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category, “permitted,” unless specifically restricted by other PRC laws. Our business falls under value-added telecommunications services, which are under the “restricted” category in the Foreign Investment Catalog. In addition, in June 2018, the MOFCOM and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which became effective on July 28, 2018. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from the MOFCOM and the MIIT for the incorporation of the joint ventures and the business operations.

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was initially promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993, came into effect on July 1, 1994, and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. The latest amended PRC Company Law became effective on October 26, 2018. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation matters and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, or the WFOE Law, promulgated on April 12, 1986 and amended on October 31, 2000 and September 3, 2016, and the Rules for the Implementation of the WFOE Law, promulgated on December 12, 1990 and amended on April 12, 2001 and February 19, 2014. According to the amendments to the WFOE law in 2016, for any wholly foreign-owned enterprise that the special entry management system does not apply to, its establishment, operation duration and extension, separation, merger or other major changes shall be reported for record.

On October 8, 2016, the MOFCOM promulgated the Interim Administrative Measures for Record-filing of the Incorporation and Change of Foreign-invested Enterprises, or FIE Interim Administrative Measures, and was subsequently amended on July 30, 2017 and on June 30, 2018. Under the FIE Interim Administrative Measures, the incorporation and change of FIEs are subject to record-filing procedures, instead of prior approval requirements, provided that the incorporation or change does not trigger any special entry administrative measures required by the government. If the incorporation or change of FIE matters is subject to the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required.

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. In addition, foreign investors must demonstrate significant experience in a value-added telecommunications business as well as a good business track record. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM to provide value-added telecommunication services in China, and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Moreover, the domain names and registered trademarks used by an operating company providing value-added telecommunications services shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment must comply with its approved ICP License, and such company must improve its internal internet and information security standards and emergency management procedures.

On June 19, 2015, the MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (for-profit E-commerce), or the Circular 196. The Circular 196 allows a foreign investor to hold 100% of the equity interest in a PRC entity that provides online data processing and transaction processing services (for-profit E-commerce). With respect to the applications for a license for on-line data processing and transaction processing businesses (for-profit E-commerce), the requirements for the proportion of foreign equity are governed by this Circular; other requirements and corresponding approval procedures are subject to the FITE Regulations.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet audio-visual program services and radio/television programs production and operation businesses, we have established various domestic consolidated affiliated entities to engage in value-added telecommunications services. For more information, please see “Corporate History and Structure—Contractual Arrangements with Our VIE and Its Shareholders”. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Internet Content Providers

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specifies a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Commercial internet information services refer to services that provide information or services to internet users with charge. A provider of commercial internet information services must obtain an ICP License.

Regulations on Advertising

On October 27, 1994, the SCNPC promulgated the Advertising Law, which was amended on April 24, 2015 and October 26, 2018. Under the Advertising Law, advertisers refer to any legal persons, economic organizations or individuals that, directly or through agents, design, produce and publish advertisements to promote products or services. Advertisement operators refer to those legal persons, economic organizations or individuals consigned to provide advertisement content design and production and agency services. Advertisement publisher refers to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators which are consigned by the advertisers. An advertisement should present distinct and clear descriptions of the product’s function, place of origin, quality, price, manufacturer, validity period, warranties or the contents, forms, quality, price or promises of the services offered. False advertising that may mislead consumers and the compromise legal rights and interests of consumers shall subject the advertiser to civil liabilities. Where the advertising operator or advertising publisher is unable to provide the real name, address or valid contact information of the advertiser, the consumers may require that the advertising operator or advertising publisher make compensation in advance. For false advertisements of goods or services other than those stipulated in the preceding sentence which caused harm to consumers, where the advertising operator, advertising publisher and advertising spokesperson knew or should have known about the falsity yet still provided design, production, agency or publishing services, or provided a recommendation or endorsement, they shall bear joint and several liabilities with the advertiser.

On July 4, 2016, the State Administration for Industry & Commerce (the predecessor of the State Administration of Market Regulation), or the SAIC, promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective as of on September 1, 2016. The Internet Advertising Measures set forth further compliance requirements for online advertising business in addition to those in the Advertising Law. Pursuant to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal; and (vi) no advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as stipulated by laws and regulations shall be released unless it has passed such review.

The Administrative Measures on Medical Advertisement, which were jointly promulgated by the SAIC and the National Health and Family Planning Commission of China, or the NHFPC (the predecessor of the National Health Commission of China) on November 10, 2006 and came into effect on January 1, 2007, require that medical advertisements shall be reviewed by relevant health authorities and obtain a Medical Advertisement Review Certificate before they may be released by a healthcare institution. The Medical Advertisement Review Certificate has an effective term of one year and may be renewed upon application.

Pursuant to the Measures for Drug Advertisements Examination which were promulgated by the China Food and Drug Administration (replaced by State Administration of Market Regulation, or the SAMR and the National Medical Products Administration), or the CFDA, on March 13, 2007 and became effective on May 1, 2007, an enterprise seeking to advertise its drugs must apply for an advertising license number. The valid period of the drug advertisement license number shall be one year. The applicants for drug advertisement license numbers must be pharmaceutical manufacture enterprises or pharmaceutical operation enterprises that have obtained the consent from a pharmaceutical manufacture enterprise.

The Measures for the Examination of Medical Device Advertisements were released by the SAIC, the CFDA and the NHFPC on April 7, 2009, and stipulates that advertisements for medical devices shall be examined and approved by the provincial departments of CFDA, and advertisements shall be filed with the relevant counterparts of CFDA before their release.

See “Risk Factors—Risks Related to Our Business and Industry—Characterization of our business as engaging in medical, drug and/or medical device advertisement distribution in China without proper licenses or permits.”

Regulations on E-commerce

On August 31, 2018, the SCNPC promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms, including but not limited to verify the business license, Medical Institution Practicing License, Medical Advertisement Review Certificate, physician qualification certificate, or license of aesthetic medical attending in-charge physician of services provider, as appropriate; (iii) provide identity and tax related information of merchants to local branches of the State Administration for Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or the suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law. For details about medical liabilities that might arise, please refer to “Regulation—Regulations on Medical Liabilities.”

Regulations on Consumer Protection

On October 31, 1993, the SCNPC promulgated the Law on the Protection of Rights and Interests of Consumers, or the Consumer Protection Law, which was amended on August 27, 2009 and October 25, 2013. Pursuant to the Consumer Protection Law, business operators must ensure that the commodities they sell satisfy safety requirements, provide consumers with authentic information, and guarantee the quality, function, term of use of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to liabilities such as refund, returns, repairs, and the payment of damages. If business operators infringe upon the legal rights and interests of consumers, they may be subject to criminal liabilities. The amended Consumer Protection Law launched in October 2013 further enhances consumer protection and intensifies the obligations imposed on online trading platforms and business operators.

The Tort Liability Law, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, provides that if an online services provider is aware that an online user is engaged in infringing activities but fails to take necessary measures, it shall be held jointly liable. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including removing, blocking and unlinking the infringing content, in a timely manner. Otherwise, it shall be held jointly liable with the relevant online user.

On May 31, 2010, the SAIC adopted the Interim Administrative Measures for the Online Commodities Trading and Relevant Services. According to these measures, enterprises or other operators which engage in online commodities trading and other services that have been registered with SAIC or its local branches must make the information available to the public in their business licenses, either through physical copies or electronic links. Operators that provide platform services for online trading shall review the identities of companies or individuals that apply for the provision of commodities and services through the online trading platform, conclude agreements with the aforesaid parties and establish relevant internal rules to provide the necessary and reliable transaction environment and transaction service, and maintain the order of online trading.

On January 26, 2014, the SAIC promulgated the Administrative Measure for the Online Trading, or the Online Trading Measures, which became effective as of March 15, 2014 and replaced the above measures. The online trading platform operators are obligated to examine the legal status of the third-party merchants and make the information of such third-party merchants available to the public through business licenses, either through displaying the information specified in their business licenses or electronic links to their business licenses. The online trading platform operators must distinguish between their own products and those of third-party merchants on the platform, as applicable. Subsequent to the Online Trading Measures, the SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators on May 28, 2014 to regulate online product trading and the relevant services, guide online trading platform operators to actively perform social responsibilities, protect the lawful rights and interests of consumers and business operators, and promote the sustainable and healthy development of the online economy. These guidelines aim at enhancing the social responsibilities of online trading platforms.

Regulations on Medical Liabilities

The Tort Liability Law provides that, if a medical institution or its medical personnel are at fault for damage inflicted on a patient during the course of diagnosis and treatment, the medical institution will be liable for compensation. Medical institutions shall be liable and pay for the damage caused by the failure of the medical personnel to fulfill their statutory obligations in the course of diagnosis and treatment. Medical institutions and their medical personnel shall protect the privacy of their patients and will be subject to tortious liabilities for any damage caused by divulging the patients’ private or medical records without their consent.

The Regulations on Handling Medical Incidents, which were promulgated by the State Council on April 4, 2002 and came into effect on September 1, 2002, provide detailed provisions regarding the prevention, disposition, technical identification, administrative disposition and supervision and compensation of medical incidents. “Medical incident” means an accident caused by a medical institution or its medical personnel resulting in personal injuries to a patient due to faults in medical activities as a result of any violation of the laws, administrative regulations or departmental rules on medical and health administration, or of standards or procedures for diagnosis, cure and nursing. The medical institution and the patient may, through negotiation, settle the disputes on civil liability such as the compensation for medical incidents; if they are unwilling or fail to reach settlement, the parties concerned may apply for mediation to the health administration department, or may directly bring a civil lawsuit in the people’s court. The following factors shall be taken into account for determining the actual amount of compensation for medical incidents: the grade of the medical incidents; the extent of responsibility of the medical fault for the injury in the medical incidents; and the relationship between the injury in the medical incidents and the illness of the patient. Where a medical institution produces a medical accident, the health administration department may give the penalty to the medical institution according to the grade of the medical accident and circumstances.

Under the Regulations on Handling Medical Incidents, a medical incident can be classified as four degrees according to the seriousness of personal injuries to patients: (i) first degree medical incident: causing death or heavy disability of a patient, (ii) second degree medical incident: causing medium disability, or organ or tissue damage of a patient, thus resulting in severe dysfunction, (iii) third degree medical incident: causing minor disability, or organ or tissue damage of a patient, thus resulting in common dysfunction, and (iv) fourth degree medical incident: causing other tangible personal injuries to a patient. According to the Interim Measures for Medical Incident Appraisal, liability for medical incidents can be classified into four levels: (i) complete liability:

the patient’s injuries were entirely attributable to the healthcare provider’s fault, (ii) primary liability: the patient’s injuries were primarily attributable to the healthcare provider’s fault, with other factors playing a secondary role, (iii) secondary liability: the patient’s injuries were primarily attributable to other factors, with the healthcare provider’s fault playing a secondary role, and (iv) minor liability: the patient’s injuries were for the most part attributable to other factors, with the healthcare provider’s fault playing a minor role. In practice, medical associations administered by the respective local branch of the NHFPC may also adjudicate peer liability which denotes a 50% liability attributable to the healthcare provider.

Regulations on Payment Services

In June 2010, the People’s Bank of China, or PBOC, issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures, effective September 2010. Under the Payment Services Measures, a non-financial institution must obtain a payment business license, or Payment License, to qualify as a paying institution and provide payment services. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide services including online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval. Non-financial institution or individual may not engage in payment business explicitly or in a disguised form.

In November 2017, PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services in order to safeguard fund security and information security.

Regulations on Healthcare Institutions

The Administrative Measures on Healthcare Institutions, which was promulgated on February 26, 1994 by the State Council and came into effect on September 1, 1994, and was revised on February 6, 2016, and the Implementation Measures of the Administrative Measures on Healthcare Institutions, which were promulgated by the NHFPC on August 29, 1994 and came into effect on September 1, 1994, and was revised on November 1, 2006, June 24, 2008 and February 21, 2017, respectively, stipulate that the establishment of healthcare institutions shall be reviewed and approved by healthcare administrative departments at or above the county level and obtain an Approval Letter of Establishment of Medical Institution. Any entity or individual that intends to establish a healthcare institution must follow the application approval procedures and register with the relevant healthcare administrative authorities to obtain the Medical Institution Practicing License.

According to the Administrative Measures for Verification of Medical Institutions (For Trial Implementation), which was promulgated by the NHFPC and came into effect on June 15, 2009, the registration authorities shall periodically verify the Medical Institution Practicing License. The verification period shall be 3 years for general hospitals, hospitals of traditional Chinese medicine, hospitals of western medicine and traditional Chinese medicine, hospitals of ethnic minority medicine and specialized hospitals, as well as sanitariums, rehabilitation hospitals, maternity and children’s health care centers, emergency centers, clinical laboratories and specialized disease prevention institutions equipped with more than 100 beds, while the verification period shall be 1 year for other medical institutions. In the event that a medical institution fails to apply for verification as required and post re-verification procedures or unsuccessful in its re-verification application, the registration authorities may cancel its Medical Institution Practicing License.

Regulations on Aesthetic Medical Services

The Administrative Measures for Aesthetic Medical Services, which were promulgated by the NHFPC on January 22, 2002, came into effect on May 1, 2002 and amended on February 13, 2009 and January 19, 2016, stipulate that aesthetic medical item shall be classified as a first-level subject, and aesthetic surgery, aesthetic dentistry, aesthetic dermatology and aesthetic Chinese medicine shall be classified as a secondary subject. Medical practitioners of aesthetic medical services shall obtain the qualification license of aesthetic medical attending in-charge physician or provide aesthetic medical clinical services under the supervision of a licensed attending in-charge physician. An aesthetic medical attending in-charge physician shall meet certain requirements and provincial level health authorities shall be responsible for the qualification review of aesthetic medical attending in-charge physicians.

The Classification Catalog of Aesthetic Medical Item, which was promulgated by the NHFPC on December 11, 2009 and came into effect on the same date, classifies aesthetic medical services into four categories: (i) aesthetic surgery items; (ii) aesthetic dentistry items; (iii) aesthetic dermatological items and (iv) aesthetic Chinese medicine items. Provincial-level counterparts of the NHFPC may adjust the catalog based on local circumstances. In accordance with the difficulty and complexity of the surgery, the possibility of medical malpractice and the level of surgery risk, the aesthetic surgical items are divided into four grades. Surgeries that involve uncomplicated operation processes and less technical difficulty and risk shall be classified as grade 1. Surgeries that involve general complexity of operation processes and certain technical difficulty and risk, as well as requiring the use of epidural space block anesthesia and intravenous anesthesia, shall be classified as grade 2. Surgeries involving relatively high complexity of operation processes and relatively huge technical difficulties and risk, as well as requiring the preoperative blood preparation and tracheal intubation for general anesthesia, shall be classified as grade 3. If highly complicated operation processes are needed and huge technical difficulty and high risk are involved, the surgeries shall be classified as grade 4.

The Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation), which was promulgated by the NHFPC on April 16, 2002 and came into effect on the same date, specifies basic standards that aesthetic medical hospitals, aesthetic medical out-patient departments, aesthetic medical clinics and aesthetic medical departments should meet, such as the number of beds, clinical departments and medical personnel.

Regulations on Medical Personnel

The Law on Medical Practitioners of the People’s Republic of China, which was promulgated by the SCNPC on June 26, 1998 and came into effect on May 1, 1999 and revised on August 27, 2009, provides that doctors in the PRC must obtain qualification licenses for their medical profession. Qualified physicians must register with the relevant public health administrative authorities at or above the county level. After registration, doctors may work at healthcare institutions in their registered location in the types of jobs and within the scope of medical treatment, disease-prevention or healthcare business as provided in their registration.

The Notice on the Several Opinions on Promoting and Regulating Concerning Multi-site Practice of Doctors, which was jointly promulgated by the NHFPC and other four departments on November 5, 2014 and came into effect on the same date, provides that doctors may practice in cooperative healthcare institutions after performing relevant registration procedures with the authorities. The local NHFPC shall propose and implement its own multi-site practice policies. Key areas of such policies include: (i) doctors should obtain approval from the local NHFPC for multi-site practice; (ii) doctors should satisfy certain criteria before they become eligible to engage in multi-site practice; (iii) no multi-site doctor should have more than three practice sites in the same province; and (iv) doctors should enter into a written agreement with the hospitals that they intend to engage in multi-site practice with, which should clearly provide for legal liabilities in the event of disputes and other related matters prior to commencement of multi-site practice.

The Several Opinions on Accelerating the Development of Healthcare institutions with Social Capital, which were promulgated and made effective on December 30, 2013 by the NHFPC and the State Administration of Traditional Chinese Medicine, specifically stipulate that multi-site practice of doctors shall be permitted and relevant authorities should provide favorable support for the orderly movements of the medical personnel.

The Administrative Measures for Temporary Medical Practicing in China by Foreign Doctors, which were promulgated by the NHFPC on October 7, 1992, came into effect on January 1, 1993 and amended on January 19, 2016, provide that temporary medical practicing in China by foreign doctors refers to those clinical diagnosis and treatment business activities that are carried out for a period of less than one year by foreign doctors licensed in other countries who are invited to apply to come to, or employed in, China. Temporary medical practicing in China by foreign doctors shall be registered and be issued a License of Temporary Medical Practicing in China by Foreign Doctors. The effective period for a short-term foreign doctor practicing permit in China should not exceed one year. Foreign doctors can re-apply for their registration of medical practicing upon the expiration of their previous registration.

Regulations on Internet Medical Services

According to the Opinion Concerning the Promotion of the Development of Internet Plus Medical and Health, promulgated and implemented on April 25, 2018 by the General Office of the State Council, third-party organizations such as the internet medical health service platform shall ensure that the qualifications of their medical service staffs are in compliance with the relevant regulation provisions and bear the responsibilities for the services provided. The internet medical health service platform shall also be strictly in accordance with the relevant regulation provisions regarding information security and confidentiality obligations for health and medical data, and establish or improve its privacy information protection system.

According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) and Other Two Documents, which was promulgated and implemented on July 17, 2018 by the National Health Commission and State Administration of Traditional Chinese Medicine, Internet diagnosis and treatment refers to the use of doctors registered in the institution using the Internet and other information technology to carry out diagnosis of some common diseases, chronic diseases re-diagnosis and “Internet Plus” family doctor contract services. Internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. Medical institutions carrying out Internet diagnosis and treatment activities should be consistent with their diagnosis and treatment subjects.

Regulations on Internet Drug Information Service

The Administrative Measures on Internet Drug Information Service was promulgated by the CFDA in July 8, 2004 and amended in November 17, 2017 and came into effect on November 17, 2017, pursuant to which the internet drug information services is to provide drug (including medical device) information services to online users; services are divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the CFDA. The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant governmental authorities. Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts. To comply with the relevant laws and regulations, Beijing So-Young, our VIE, has obtained an Internet Drug Information Service Qualification Certificate, which will remain effective until December 27, 2023.

Regulations on Medical Devices

According to the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which were promulgated by the CFDA on July 30, 2014 and amended on November 17, 2017, and came into effect on November 17, 2017, business operations of medical devices are administered by category depending on the degree of risks of medical devices. Doing business for Class I medical devices will not require licensing or record-filing, while operations of Class II medical devices and Class III medical devices shall be subject to administration by record-filing and by licensing respectively. Also, the medical device operator shall bear the legal liability for any act of purchasing or selling medical devices performed by its offices or sales persons in its name, shall establish and put in practice the purchase inspection records system, and shall purchase medical devices from qualified manufacturers or operators. According to the Measures for the Administration and Supervision of Online Sales of Medical Devices, which were promulgated by the CFDA on December 20, 2017, and came into effect on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device production and operation enterprises that have obtained, or filed application of, a medical device production license or operation license in accordance with the law, unless such license or application is not required by laws and regulations. Providers of third-party platforms providing online trading service for medical devices shall take technical measures to guarantee that data and materials in respect of online sales of medical devices are authentic, complete and traceable and shall obtain the Qualification Certificate for Medicine Information Services on the Internet in accordance with the law.

According to the Administrative Measures for the Registration of Medical Devices, which were promulgated by the CFDA on July 27, 2014, and came into effect on October 1, 2014, Class-I medical devices shall be managed by record-filing, while Class-II and Class-III medical devices shall be managed by registration. Applicants for the registration and record-filing of medical devices shall establish quality management systems related to product research and development and manufacturing, and maintain the effective operation thereof. Also, when the applicants for registration and record-filing of medical devices launch medical device products on the market in their own names, they shall bear legal liabilities for such products.

Beijing So-young Qingyang Medical Devices Co., Ltd. has obtained a Medical Devices Operating License for wholesale of Class-III medical devices, which will remain effective until April 13, 2022, and a Medical Devices Operating Filing for wholesale of Class II medical devices.

Regulations on Internet Audio-Visual Program Services

Audio-Visual License

On December 20, 2007, the State Administration of Radio, Film and Television, or the SARFT (the predecessor of NRTA) and the MIII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, which became effective as of January 31, 2008 and were subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the license for online transmission of audio-visual programs, or the Audio-Visual License issued by SARFT, or complete record-filing procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was amended on August 28, 2015, and further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers that had engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as (i) the violation of the laws and regulations is minor in scope and can be rectified in a timely manner, and (ii) the providers had no violations of laws during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, the SARFT issued the Internet Audio-visual Program Services Categories for trial implementation, or the Categories, which were amended on March 10, 2017. In addition, the Notice concerning Strengthening the Administration of the Live Video Broadcast Service of Online Audio-Visual Programs promulgated by the State Administration of Press and Publication Radio, Film and Television, or SAPPRFT (the predecessor of NRTA) on September 2, 2016 emphasizes that, unless a specific license is granted, an audio-visual programs service provider is forbidden from engaging in live video broadcasting on major political, military, economic, social, cultural, or sports events, among others.

CAC Rules

On November 4, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Provisions on the Administration of Online Live Video Broadcast Services effective as of December 1, 2016. Under these provisions, an online live video broadcasting service provider shall (i) establish a live video broadcasting content review platform; (ii) conduct authentication registration of internet live video broadcasting issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live video broadcasting services user to specify both parties’ rights and obligations.

On July 12, 2017, in order to tighten its scrutiny on content distributed through live video broadcasting platforms, the CAC issued a notice requiring that online live video broadcasting service providers to file with local branches of the CAC starting July 15, 2017.

See “Risk Factors—Our failure to obtain and maintain approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. To comply with the relevant laws and regulations, Beijing So-Young, our VIE, has obtained a Radio and Television Program Production and Operation Permit, which will remain effective until January 23, 2021.

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the SAPPRFT and the MIIT on June 27, 2002. The Internet Publishing Rules defines “internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games, and comics; (b) digital works with content that is consistent with the type of content that, prior to the internet age, typically was published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, internet operators distributing such publications via internet are required to apply for an internet publishing license with the relevant governmental authorities and for SAPPRFT approval before distributing internet publications.

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the Ministry of Public Security promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the SCNPC promulgated the Network Security Law of the PRC, or the Network Security Law, which became effective on June 1, 2017. The Network Security Law requires network operators, including online lending information intermediaries, to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The Network Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

Regulations on Privacy Protection

In December 2011, the MIIT issued Several Provisions on Regulating the Market Order of Internet Information Services, which provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to The Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of any user personal information must be subject to the consent of the user, and abide to the applicable law, rationality and necessity of the business and fall within the specified purposes, methods and scopes in the applicable law.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC in August 2015, which became effective in November, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In addition, the PRC General Provisions of the Civil Law, promulgated on March 15, 2017, which became effective on October 1, 2017, require personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

While we have taken measures to protect the confidentiality of information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information of users to be stolen and used for criminal purposes. Any security breaches or unauthorized access to confidential information could also expose us to liability for loss of information and negative publicity.

Regulations on Mobile Internet Applications Information Services

Administration of mobile internet application information services is strengthened through Regulations for Administration on Mobile Internet Applications Information Services, or the MIAIS Regulations, which was promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016. The MIAIS Regulations were enacted to regulate mobile app information service providers. Pursuant to the MIAIS Regulations, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile app information, respectively.

Under the MIAIS Regulations, mobile app information service providers are required to obtain relevant qualifications and are responsible for the supervision and administration of mobile app information. Mobile app information service providers are required to strictly implement information security management responsibilities, including, but not limited to: (i) authenticate the identity of the registered users, (ii) protect user information and obtain users’ consents for collecting and using their personal information in a lawful manner, (iii) establish information content audit and management mechanism, and prohibit any content in violation of laws or regulations, and (iv) record and keep users’ logged information for 60 days.

Regulations on Account Names of Internet Users

On February 4, 2015, the CAC promulgated the Administrative Provisions on the Account Names of Internet Users, which became effective as of March 1, 2015. These provisions strengthened the administration of the account names of internet users. In addition to the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process, these provisions specifically require that any internet information service provider shall enhance security administration, perfect the user service agreement, purge any illegal or malicious information from account names, photos, personal profiles and user registration information. Service providers must employ specialized personnel in proportion to its service scale, to (i) review account names, photos, personal profile and all relevant user registration information of internet users, (ii) deregister account names containing illegal and malicious information, and (iii) protect the information of the users, accept the supervision from the public, and purge the illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

Regulations on Intellectual Property

Patent Law

According to the Patent Law of the PRC (revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted on August 23, 1982, and subsequently amended in 1993, 2001 and 2013 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name first promulgated by the MIIT on August 1, 2002. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Patents

The National People’s Congress promulgated the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. Any invention, utility model or design must meet three conditions to be patentable: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Provisional Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and was last amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to the SAFE Circular No.13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the forgoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, promulgated by the predecessor SAMR and effective on February 17, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

On January 11, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to the PBOC Notice No. 9, within a transition period of one year from January 11, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in the PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. The PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = S outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + S outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

SAFE Notice Circular No. 13 has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of seeking offshore investment or making offshore financing.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law, the WFOE Law and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participation in Share Incentive Plan of Companies Listed Overseas, or the 2012 SAFE Notice. Under such notice and other relevant rules and regulations, PRC residents, including PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, who participate in any share incentive plan of any overseas publicly-listed company, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of the participants. We and our executive officers and other employees who are PRC residents that have been granted share incentive awards will be subject to these regulations upon the completion of this offering. Failure by these individuals to complete their SAFE registrations may subject such individuals and us to fines and other legal sanctions.

The State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share incentive awards. Under these circulars, our employees working in China who exercise share incentive awards will be subject to PRC individual income tax. Our PRC subsidiary has the obligation to make filings related to employee share incentive awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share incentive awards. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

As of the date of this prospectus, our PRC subsidiaries and consolidated affiliated entities are generally subject to 3%, 6% and 16% VAT rates.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors who do not have an establishment or place of business in the PRC, or who have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on

Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and will take effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatment in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Employment

According to the Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009, and the Labor Contract Law of the PRC which was promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must pay their employees with wages equal to at least the local minimum wage standards. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Risk Factors—Risks Related to Doing Business in China—Increases in labor costs in the PRC and enforcement of stricter labor laws and regulations may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Xing Jin	39	Co-Founder, Director and Chief Executive Officer

Tao Yu	40	Co-Founder and Chief Information Officer

Hui Shao	47	Director

Huadong Wang	33	Director

Zhijun Yu	52	Director

Wenjie Jin	33	Director

Marcelo Gigliani Uriarte	44	Director

Wei Zhou	33	Director

Xiao Liu	33	Chief Operating Officer

Min Yu	35	Chief Financial Officer

Guanzhong Hu	38	Chief Marking Officer

Xuejian Li	37	Chief Technology Officer

Guangwei Zhao	39	Chief Human Resource Officer

Mr. Xing Jin is our co-founder and has served as our director and chief executive officer since our inception in March 2013. Prior to founding our company, Mr. Jin was the vice president and general manager of social operations of IM2.0 Interactive Group from 2011 to 2013. From 2009 to 2011, Mr. Jin served as a product operations director at Tenpay, an online payment service provider under Tencent Group (HKEx: 0700). Prior to that, Mr. Jin co-founded a social networking service community from 2007 to 2009, served as a senior product operations manager at Oak Pacific Interactive from 2004 to 2007, and served as a product development manager for Tom.com from 2001 to 2004. Mr. Jin received his bachelor’s degree in management information systems from Tianjin University in 2001.

Mr. Tao Yu is our co-founder and our chief information officer. Prior to our founding in 2013, Mr. Yu held a senior technology position at Beijing Ju Xin Chuang Ying Technology Co., Ltd., an information technology company that serves equity traders, from 2012 to 2013, and was in charge of the development of mobile applications and websites. Mr. Yu held technical positions in various technology companies between 2001 to 2012. Mr. Yu received his bachelor’s degree in computer science from Xidian University in 2001.

Mr. Hui Shao has served as our director since August 2014. Mr. Shao has been an active investor and entrepreneur since 2003. Prior to 2003, Mr. Shao served as the vice president of Xiamen Guotou Beijing Securities (which later was reorganized into Qilu Securities Co., Ltd.) from 1998 to 2002. Mr. Shao served as the vice president of China International Futures Brokerage Co., Ltd. from 1994 to 1998. Mr. Shao received a bachelor’s degree in law from Northeast Normal University in 1993.

Mr. Huadong Wang has served as our director since August 2014. Mr. Wang worked at Matrix Partners China, a leading technology venture capital firm in China, since 2010 and has been a partner since 2014. Prior to joining Matrix Partners China, Mr. Wang served as a senior editor for Sohu.com, focusing mainly on report of new technology and startups, from 2008 to 2010. Mr. Wang served as an operation specialist covering the operation of online community at Yahoo China from 2007 to 2008. Mr. Wang received a bachelor’s degree in information management and information system from Northwestern Polytechnical University in 2007.

Mr. Zhijun Yu has served as our director since November 2016. Mr. Yu has been an active individual investor since 2006. Prior to 2006, Mr. Yu severed as the general manager of Shanghai Acorn Biological Products Co., Ltd. from 2003 to 2006. Mr. Yu ran his own business from 1997 to 2003 and worked as an engineer for the Guangzhou Broadcasting Devices Center from 1987 to 1997. Mr. Yu received a bachelor’s degree in information technology from Xidian University in 1987.

Mr. Wenjie Jin has served as our director since December 2017. Mr. Jin has been a vice president of the investment department of Trustbridge Partners since November 2015. From 2010 to 2015, Mr. Jin worked at Haitong Securities Company Limited as a vice president of its investment banking department, mainly focusing on the IPO, M&A and refinance businesses. Prior to that, Mr. Jin was an auditor at Ernst & Young from 2008 to 2010. Mr. Jin received a bachelor’s degree in finance from Shanghai University of International Business and Economics in 2008.

Mr. Marcelo Gigliani has served as our director since December 2017. Since 1999, Mr. Gigliani has been an investor at Apax Partners, where he currently serves as a managing partner of Apax Digital and a member of the Apax Digital Investment Committee. On behalf of the Apax Funds, he has led a number of deals in leading internet and software companies worldwide and has served as advisor and board director to multiple Apax Funds’ portfolio companies. Prior to joining Apax, Mr. Gigliani was a consultant for Mercer Management Consulting (currently known as Oliver Wyman), where he advised leading European media and communications companies in digital acceleration matters. Mr. Gigliani received a bachelor’s degree from Boston University and an M.B.A. from Harvard Business School.

Mr. Wei Zhou has served as our director since August 2018. Mr. Zhou has served as a vice president at Orchid Asia Group Investment Management Limited since 2012. From 2007 to 2012, Mr. Zhou served as auditor and then as assistant manager at PricewaterhouseCoopers in the auditing and advisory department. Mr. Zhou received his bachelor’s degree from Shanghai International Studies University in 2007 and is a Certified Public Accountant.

Ms. Xiao Liu has served as our chief operating officer since May 2015. Ms. Liu served as a senior investment manager at Fosun Kinzon Capital from 2014 to 2015 and a consultant at Boston Consulting Group in early 2014. Prior to that, Ms. Liu was an analyst at Taikang Asset Management from 2013 to 2014 and a project manager and consultant at Alliance PKU Management Consultants Ltd. from 2010 to 2013. Ms. Liu received her bachelor’s degree in law from Zhejiang University in 2008.

Mr. Min Yu has served as our chief financial officer since October 2018. Prior to joining us, Mr. Yu served as the chief financial officer of EasyPnP Inc. from 2017 to 2018, and as the chief financial officer of 500.com Limited (NYSE:WBAI), an online sport lottery service provider in China, from 2014 to 2017. Mr. Yu also served as a vice president at the Hong Kong office of Deutsche Bank AG from 2010 to 2014 and worked at the Shanghai and Hong Kong office of Macquarie Capital Advisor from 2007 to 2010. Mr. Yu received a bachelor’s degree in finance and accounting from the University of Melbourne in 2007.

Mr. Guanzhong Hu has served as our chief marketing officer since September 2018. Prior to joining us, Mr. Hu served as the chief marketing officer of Chengdu Guoxiaomei Network Technology Co., Ltd., a company that operates unmanned convenience stores in China, from 2017 to 2018. Mr. Hu founded and served as the chief executive officer of various internet-based companies from 2014 to 2017. From 2009 to 2014, Mr. Hu was the spokesperson of taobao.com and founder of Juhuasuan.com, both of which operating under the Alibaba Group (NYSE:BABA). Mr. Hu was a journalist with various finance-focused news service and media companies from 2003 to 2008. Mr. Hu received his bachelor’s degree in broadcast journalism from Zhejiang University in 2003.

Mr. Xuejian Li joined us in 2015 and is our chief technology officer. Prior to joining us, Mr. Li served as the technology manager for Baidu (Nasdaq: BIDU) from 2010 to 2015 and was in charge of the development of Baidu’s mobile apps, websites and other platforms. Prior to 2010, Mr. Li served as a senior technology manager for Beijing Lianzhong Interactive Network Inc., a developer and operator of online card and board games from 2008 to 2009, and was a research and development engineer at Yahoo China from 2007 to 2008. Mr. Li received a bachelor’s degree in computer science from Dalian University of Technology in 2004 and a master’s degree in computer science from Beihang University in 2007.

Mr. Guangwei Zhao has served as our chief human resources officer since June 2018. Prior to joining us, Mr. Zhao served as the vice president of human resources at Chengdu Guoxiaomei Network Technology Co., Ltd. from 2017 to 2018. Mr. Zhao served as the chief executive officer of Hangzhou Dian Ya Dian Internet Technology Co., Ltd. from 2016 to 2017 and as its vice president of human resources from 2015 to 2016. Mr. Zhao held various management and senior human resources positions at companies across a number of industries from 2005 to 2015, including at Alibaba Group (NYSE: BABA) from 2006 to 2012. Mr. Zhao received a college degree in tourism management from Sichuan Minzu College in 2003.

Board of Directors

Our board of directors will consist of                directors upon the completion of this offering. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or arrangement, or proposed contract or arrangement, with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or arrangement, or proposed contract or arrangement, notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We [have] adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                ,                and                 .                will be the chairman of our audit committee. We have determined that                ,                and                 each satisfies the “independence” requirements of [Rule 5605(c)(2) of the Nasdaq Stock Market Rules/Section 303A of the Corporate Governance Rules of the New York Stock Exchange] and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that                 qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of                 ,                  and                 .                  will be the chairman of our compensation committee. We have determined that                 ,                  and                  each satisfies the “independence” requirements of [Rule 5605(c)(2) of the Nasdaq Stock Market Rules/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                 ,                  and                 .                  will be the chairman of our nominating and corporate governance committee.                 ,                  and                  each satisfies the “independence” requirements of [Rule 5605(a)(2) of the Nasdaq Stock Market Rules/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person could exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

[Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will also cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.]

Our officers are elected by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB5.6 million (US$0.8 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Amended and Restated 2018 Share Plan

Our board of directors approved an Amended and Restated 2018 Share Plan, or the Plan, in January 2019 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Plan is 7,111,447 ordinary shares. As of the date of this prospectus, awards to purchase 5,083,760 ordinary shares under the Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. Upon completion of this offering, an option to purchase our ordinary shares granted under the Plan prior to the offering will entitle the holder to purchase an equivalent number of Class A ordinary shares.

The following paragraphs describe the principal terms of the Plan.

Types of awards. The Plan permits the awards of shares, options, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or one or more committees (as may be established by our board of directors) will administer the Plan. Our board of directors or the committees, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, directors and consultants of our company and our subsidiaries and such other individuals as approved by the plan administrator.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Plan or the corresponding award agreements, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the Plan. Unless terminated earlier or extended pursuant to its terms, the Plan has a term of ten years. The plan administrator has the authority to terminate, amend or modify the Plan.

The following table summarizes, as of the date of this prospectus, the options granted under the Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xing Jin	1,000,000	$0.10	April 1, 2018	March 31, 2028
Xiao Liu	*	$0.10	April 21, 2015	April 20, 2025
Xuejian Li	*	$0.10	May 4, 2015	May 3, 2025
Min Yu	*	$0.10	October 8, 2018	October 7, 2028
Guangwei Zhao	*	$0.10	June 20, 2018	June 19, 2028
Guanzhong Hu	*	$0.10	September 16, 2018	September 15, 2028
Total	2,670,000

Notes:

*	Less than one percent of our total outstanding shares.

As of the date of this prospectus, other employees as a group held outstanding options to purchase 2,413,760 ordinary shares of our company, at a weighted average exercise price of US$0.1 per share.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 67,113,419 ordinary shares on a pro forma basis outstanding as of the date of this prospectus, and                 Class A ordinary shares and              Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned After This Offering
	Class A ordinary shares	%	Class B ordinary shares on an as-converted basis	%	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares on an as-converted basis	% of aggregate voting power
Directors and Executive Officers**:
Xing Jin(1)	12,000,000	100.0%	—	—
Tao Yu	—	—	*	*
Hui Shao(2)	—	—	15,893,494	28.8%
Huadong Wang	—	—	—	—
Zhijun Yu	—	—	—	—
Wenjie Jin	—	—	—	—
Marcelo Gigliani Uriarte	—	—	—	—
Wei Zhou	—	—	—	—
Xiao Liu	—	—	—	—
Min Yu	—	—	—	—
Guanzhong Hu	—	—	—	—
Xuejian Li	—	—	—	—
Guangwei Zhao	—	—	—	—
All Directors and Executive Officers as a Group	12,000,000	100.0%	16,193,494	29.4%

Principal Shareholders:
ATCG Holdings Limited(2)	—	—	15,893,494	28.8%
Beauty & Health Holdings Limited(1)	12,000,000	100.0%	—	—
Matrix Partners China III Hong Kong Limited(3)	—	—	11,963,367	21.7%
Trustbridge Partners V, L.P.(4)	—	—	9,630,082	17.5%
Youthful Acquisition L.P.(5)	—	—	5,937,776	10.8%
Orchid Asia VII, L.P.(6)	—	—	5,112,142	9.3%

Notes:

*	Less than 1% of our total outstanding shares.

**

Each of Xing Jin, Tao Yu, Zhijun Yu, Xiao Liu, Min Yu, Guanzhong Hu, Xuejian Li, Guangwei Zhao’s business address is 3/F, Wangjing SOHO-Tower 3A, Chaoyang District, Beijing, 100102, People’s Republic of China. The business address of Hui Shao is Suite 1902, Fu’er Building, 9 Dongsanhuan Central Rd, Chaoyang District, Beijing, 100020, People’s Republic of China. The business address of Huadong Wang is Suite 2601, Taikang Financial Tower, 38 Dongsanhuan North Rd, Chaoyang District, Beijing, 100026, People’s Republic of China. The business address of Wenjie Jin is 669 Haike Road, Shanghai, People’s Republic of China. The business address of Marcelo Gigliani Uriarte is Apax Digital, 601 Lexington Ave, 53rd Floor, New York, NY 10022, USA. The business address of Wei Zhou is Unit 2103, 21/F, Tower 3, Jing An Kerry Center, No. 1228 Middle Yan’an Road, Shanghai, People’s Republic of China.

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to              votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 12,000,000 Existing Class A ordinary shares held by Beauty & Health Holdings Limited, a company incorporated in the British Virgin Islands. Beauty & Health Holdings Limited is controlled by Xing Jin through a trust and of which Mr. Jin and his family members are the beneficiaries. The registered address of Beauty & Health Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Represents 10,990,940 Existing Class B ordinary shares and 4,902,554 Series C preferred shares held by ATCG Holdings Limited, a company incorporated in the British Virgin Islands. ATCG Holdings Limited is controlled by Mr. Hui Shao through a trust and of which Mr. Shao and his family members are the beneficiaries. The registered address of ATCG Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)

Represents 8,000,000 Series A preferred shares, 2,095,238 Series B preferred shares, 924,640 Series D preferred shares, 579,994 Series D+ preferred shares and 363,495 Series E preferred shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong. The registered office address of Matrix Partners China III Hong Kong Limited is Suites 3701-3710, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong. Matrix Partners China III Hong Kong Limited is controlled by Matrix Partners China III, L.P., which holds 90% of its equity interest. The remaining 10% of the equity interest is held by Matrix Partners China III-A, L.P. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP GP, Ltd. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China III GP GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)

Represents 8,380,952 Series B preferred shares, 767,626 Series D preferred shares and 481,504 Series D+ preferred shares held by Trustbridge Partners V, L.P., a Cayman Islands limited partnership. Trustbridge Partners V, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners V, L.P. The registered address of Trustbridge Partners V, L.P. is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong.

(5)

Represents 5,640,887 Series D preferred shares and 296,889 Series D+ preferred shares held by Youthful Acquisition L.P., a Guernsey limited partnership. Youthful Acquisition L.P. is majority beneficially owned by two Guernsey limited partnerships, Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP Co. Limited, a Guernsey company, is the general partner of Apax Digital GP L.P. Inc. The registered address of Youthful Acquisition L.P. is P.O. Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, GY1 3PP, Guernsey. The registered address of each Apax entity is 3/F, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, GY1 2HJ, Guernsey.

(6)

Represents 2,012,329 Series D+ preferred shares held by Absolute fortune Limited and 3,099,813 Series E preferred shares held by GOLDEN HORIZON LIMITED. Orchid Asia VII, L.P. is exempted limited liability company formed under the laws of the Cayman Islands. The general partner of Orchid Asia VII, L.P. is Orchid Asia VII GP, Limited. The board of directors of Orchid Asia VII GP, Limited consists of Gabriel Li, Alric Lindsay, and Rayal Bodden. The registered address of Orchid Asia VII, L.P. is c/o Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. The registered address of Orchid Asia VI GP, Limited is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding structure.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and Its Shareholders

See “Corporate History and Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Amended and Restated 2018 Share Plan.”

Transactions with Medical Cosmetology

We have taken a 70% non-controlling interest in SoYoung Medical Cosmetology (Beijing) Management Consulting Co., Ltd., or Medical Cosmetology, since May 2016. We provided reservation services to Medical Cosmetology in the amount of zero, RMB1.4 million and RMB1.1 million (US$0.2 million) in 2016, 2017 and 2018, respectively.

In the past, we have extended loans to Medical Cosmetology in the amounts of RMB15.3 million, RMB2.8 million, and RMB2.0 million (US$0.3 million) in 2016, 2017, and 2018, respectively. Medical Cosmetology repaid RMB9.0 million in 2017 and RMB2.0 million (US$0.3 million) in 2018. As of December 31, 2016, December 31, 2017, and December 31, 2018, Medical Cosmetology had amounts due to us of RMB15.5 million, zero and zero, respectively. We had amounts due to Medical Cosmetology of RMB10.4 million, zero and RMB0.5 million (US$0.1 million) as of December 31, 2016, December 31, 2017 and December 31, 2018, respectively. We had a loan impairment in the amount of RMB9.3 million in 2017, and an interest income of RMB0.1 million in 2016 related to Medical Cosmetology.

We invested RMB10.5 million in 2016 in Medical Cosmetology and shared loss of Medical Cosmetology in the amount of RMB6.7 million, RMB3.9 million and zero in 2016, 2017 and 2018, respectively.

Transactions with Beijing Mevos

We have acquired a 11.11% interest in Beijing Mevos Management Consulting Company Limited, or Beijing Mevos, since September 2018. We incurred an expense of RMB0.7 million (US$0.1 million) to Beijing Mevos in 2018. As of December 31, 2018, Beijing Mevos had amounts due to us of RMB0.9 million (US$123.6 thousand) and we had amounts due to Beijing Mevos of RMB0.4 million (US$61.8 thousand). We invested RMB5.2 million (US$0.7 million) in 2018 in Beijing Mevos.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$100,000 divided into 200,000,000 shares, par value of US$0.0005 each, of which (i) 12,000,000 shares are designated as Existing Class A ordinary shares; (ii) 11,290,940 shares are designated as Existing Class B ordinary shares; (iii) 8,000,000 shares are designated as Series A preferred shares; (iv) 10,476,190 shares are designated as Series B preferred shares; (v) 1,030,126 shares are designated as Series C-1 preferred shares; (vi) 4,902,554 shares are designated as Series C preferred shares; (vii) 9,750,676 shares are designated as Series D preferred shares; (viii) 3,497,954 shares are designated as Series D+ preferred shares; and (ix) 6,164,979 shares are designated as Series E preferred shares. As of the date of this prospectus, 23,290,940 ordinary shares and 43,822,479 preferred shares are issued and outstanding.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$            divided into            shares comprising of (i)            Class A ordinary shares of a par value of US$0.0005 each, (ii)            Class B ordinary shares of a par value of US$0.0005, and (iii)             shares of a par value of US$0.0005 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering amended and restated memorandum and articles of association.

Immediately prior to the completion of this offering, there will be            ordinary shares outstanding, including a total of 43,822,479 ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares, assuming the underwriters do not exercise the over-allotment option. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

[Our Post-Offering Memorandum and Articles

Our shareholders have conditionally adopted a [ninth] amended and restated memorandum and articles of association, which will become effective and replace our current [eighth] amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we have adopted and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Class of ordinary shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to                votes on all matters subject to vote at general meetings of our company.

Conversion

Each Class B ordinary share shall be convertible into one (1) Class A ordinary share at the option of the holder thereof at any time upon written notice to the Company, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any other person who is not an affiliate of the holder (as such terms defined in our post-offering amended and restated articles of association), or the change of ultimate beneficial ownership of any Class B ordinary shares from a holder thereof to any person who is not an affiliate of the holder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to                votes on all matters subject to vote at general meetings of our company. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares which are cast at the meeting, while. a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares which are cast at the meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more our shareholders, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders general meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and in any usual or common form or such other form approved by our board of directors and shall be executed by or on behalf of the transferor, and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•

a fee of such maximum sum as the [New York Stock Exchange/Nasdaq Stock Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [New York Stock Exchange/Nasdaq Stock Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by a special resolution of our shareholders. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of [two-thirds] of the issued shares of that class or with the sanction of a resolution passed by a two-thirds majority of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On August 23, 2018, we re-designated 12,000,000 ordinary shares held by Beauty & Health Holdings Limited (formerly JINXING HOLDINGS LIMITED) into 12,000,000 Existing Class A ordinary shares, 10,990,940 ordinary shares held by ATCG Holdings Limited (formerly SHAOHUI HOLDINGS LIMITED) into 10,990,940 Existing Class B ordinary shares, and 300,000 ordinary shares held by One-of-a-kind Holdings Limited (formerly YUTAO HOLDINGS LIMITED) into 300,000 Existing Class B ordinary shares.

Preferred Shares

On January 18, 2016, we issued 1,030,126 Series C-1 preferred shares to Chinese Rose Investment Limited for an aggregate consideration of US$2,060,252, in the form of Chinese Rose Investment Limited’s execution of a business cooperation agreement with our company. On March 31, 2016, we issued 4,902,554 Series C preferred shares to SHAOHUI HOLDINGS LIMITED for an aggregate consideration of RMB123,000,000. On December 20, 2017, we issued 5,640,887 Series D preferred shares to Youthful Acquisition L.P. for an aggregate consideration of US$35,000,000 and 2,417,523 Series D preferred shares to Green Stone Limited for an aggregate consideration of US$15,000,000. On January 9, 2018, we re-designated 1,692,266 ordinary shares held by SHAOHUI HOLDINGS LIMITED into 1,692,266 Series D preferred shares.

On February 9, 2018, we issued 127,238 Series D+ preferred shares to Green Stone Limited for an aggregate consideration of US$957,237 and 2,012,329 Series D+ preferred shares to ABSOLUTE FORTUNE LIMITED for an aggregate consideration of US$15,139,145. On February 28, 2018, we issued 481,504 Series D+ preferred shares to Trustbridge Partners V, L.P. for an aggregate consideration of US$3,622,450, 579,994 Series D+ preferred shares to Matrix Partners China III Hong Kong Limited for an aggregate consideration of US$4,363,406, and 296,889 Series D+ preferred shares to Youthful Acquisition L.P. for an aggregate consideration of US$2,233,553.

On August 23, 2018, we issued 170,632 Series E preferred shares to Matrix Partners China III Hong Kong Limited for an aggregate consideration of US$2,000,000, 1,962,267 Series E preferred shares to GOLDEN HORIZON LIMITED for an aggregate consideration of US$23,000,000, 825,638 Series E preferred shares to Bohai Spring, L.P. for an aggregate consideration of US$9,677,419, 619,229 Series E preferred shares to BOCI Financial Products Limited for an aggregate consideration of US$7,258,065, 325,801 Series E preferred shares to Deripi Limited for an aggregate consideration of US$3,818,758, 325,801 Series E preferred shares to BUCHKANA HOLDINGS LIMITED for an aggregate consideration of US$3,818,758, and 36,430 Series E preferred shares to Flarensi Holdings Limited for an aggregate consideration of US$427,000.

On the same date, we re-designated 192,863 ordinary shares held by Matrix Partners China III Hong Kong Limited, 1,137,546 ordinary shares held by GOLDEN HORIZON LIMITED, 220,170 ordinary shares held by Bohai Spring, L.P., 165,127 ordinary shares held by BOCI Financial Products Limited, 86,880 ordinary shares held by Deripi Limited, 86,880 ordinary shares held by BUCHKANA HOLDINGS LIMITED, and 9,715 ordinary shares held by Flarensi Holdings Limited into the equivalent numbers of Series E preferred shares, respectively.

Option Grants

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—Amended and Restated 2018 Share Plan.”

Shareholders Agreement

We entered into a fourth amended and restated shareholders agreement on August 23, 2018 with our shareholders, which consist of holders of our ordinary shares and preferred shares.

The shareholders agreement provides for certain shareholders rights, including right of first refusal and co-sale rights, and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

Registration Rights

Pursuant to our fourth amended and restated shareholders agreement dated August 23, 2018, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

At any time after the earlier of (i) August 23, 2021, or (ii) the date that is six months after the closing of the initial public offering, holder(s) holding 10% or more of the total registrable securities then outstanding may request in writing that we effect a registration of the registrable securities. Upon such a request, we shall within ten business days give written notice of the proposed registration to all holders and shall thereafter use our best efforts to, as soon as practicable, cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration within ten business days after the delivery of our written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the initiating holders may request. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any other share during the foregoing 90-day period. We are not obligated to effect a demand registration if we have, within the six-month period prior to the date of a demand registration request, already effected a registration. We are not obligated to effect more than three demand registrations other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Registration on Form F-3 or Form S-3

If we qualify for registration on Form F-3 or Form S-3 (or any comparable or successor form), any holder has the right to request us to file an unlimited number of registration statements on Form F-3 or Form S-3(or any comparable or successor form). Promptly after receiving such requests, we shall give written notice of the proposed registration and as soon as practicable, we shall effect the registration of the qualified securities on Form F-3 or Form S-3 (or any comparable or successor form).

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities (except registration statement field in relation to demand registration, Form F-3 registration, Form S-3 registration or to any employee benefit plan or a corporate reorganization), we shall give each holder written notice of such registration at least 30 days prior to filing of such registration statement and, upon the written request of any holder given within 10 business days after delivery of such notice, we shall include in such registration any registrable securities thereby requested to be registered by such holder. If a holder decides not to include all or any of its registrable securities in such registration, such holder will continue to have the right to include any registrable securities in any subsequent registration statement as may be filed by us, subject to certain limitations. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the registrable securities shall allocate first to us, second to each of holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration, subject to certain conditions.

Expenses of Registration

We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand (subject to certain exceptions), piggyback or F-3 registration.

Termination of Obligations

The registration rights set forth above shall terminate (i) on the date that is five years from the date of closing of a qualified initial public offering as defined in the fourth amended and restated shareholders agreement, or (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of                Class A ordinary shares, deposited with                , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent as of the record date (which will be as close as practicable to the record date for our shares) set by the depositary with respect to the ADSs.

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the shares or any net proceeds from the sale of any shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

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Rights to Purchase Additional Shares. If we offer holders of our shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash.

The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of shares or be able to exercise such rights.

•

Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the

United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or shares may be transferred, to the same extent as if such ADS holder or beneficial owner held shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the [New York Stock Exchange/Nasdaq Stock Market] and any other stock exchange on which the shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$ per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$ per ADS cancelled

• Distribution of cash dividends	Up to US$ per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$ per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$ per ADS held

• Depositary services	Up to US$ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the Cayman Islands (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have                ADSs outstanding, representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, [our directors and executive officers, our existing shareholders and option holders] have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs (including by entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership interests), whether any of these transactions are to be settled by delivery of ADSs, in cash or otherwise. [The foregoing restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed ADS program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal                Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Han Kun Law Offices, our counsel as to PRC law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital gains in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital gains to any holder of our ordinary shares or ADSs, nor will capital gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Law (2011 Revision). In accordance with the provision of Section 6 of The Tax Concessions Law (2011 Revision), the Governor in Cabinet undertakes with our company:

•	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	on or in respect of the shares, debentures or other obligations of our company; or

•	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

These concessions shall be for a period of 20 years from March 14, 2018.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that So-Young International Inc. is not a PRC resident enterprise for PRC tax purposes. So-Young International Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that So-Young International Inc. meets all of the conditions above. So-Young International Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that So-Young International Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of So-Young International Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that So-Young International Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	individual retirement accounts or other tax-deferred accounts;

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value);

•

persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIE (and its subsidiary) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE (and its subsidiary) for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we are not and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Select Market]. Provided the listing is approved on the [New York Stock Exchange/Nasdaq Stock Select Market], which is an established securities market in the United States, the ADSs are expected to be readily tradable. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “Taxation—PRC Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year.

Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIE or the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange or other market upon their listing on the [NYSE/Nasdaq Stock Market]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
[●]

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of the final prospectus, to purchase up to [●] additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [●] ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$[●]. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to US$[●].

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States of America. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States.

Our ADSs have been approved for listing on the [New York Stock Exchange / Nasdaq Stock Market Market] under the trading symbol “[●].”

We and [all directors and officers and the holders of all of our outstanding shares and share options] have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending [180] days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8); or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to [●] ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus].

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)	you confirm and warrant that you are either:

i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii)	person associated with the company under section 708(12) of the Corporations Act; or

iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of the shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [NYSE/Nasdaq] application and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
[NYSE/ Nasdaq] Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by CM Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon CM Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2017 and 2018, and for each of the three years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-732-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

SO-YOUNG INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of So-Young International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of So-Young International Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 14, 2019

We have served as the Company’s auditor since 2018.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018	2018	2018
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
				Pro forma (Note 19)
				(unaudited)
Assets
Current assets:
Cash and cash equivalents	440,859	563,383	81,941	563,383	81,941
Trade receivables	6,583	10,473	1,523	10,473	1,523
Receivables from online payment platforms	6,857	9,970	1,450	9,970	1,450
Amounts due from related parties	—	850	124	850	124
Term deposits and short-term investments	81,258	643,539	93,599	643,539	93,599
Prepayment and other current assets	16,881	50,236	7,305	50,236	7,305

Total current assets	552,438	1,278,451	185,942	1,278,451	185,942

Non-current assets:
Long-term investments	5,663	14,813	2,154	14,813	2,154
Property and equipment, net	979	3,253	473	3,253	473
Deferred tax assets	9,110	30,894	4,493	30,894	4,493
Prepayment for long-term investment	—	11,500	1,672	11,500	1,672
Other non-current assets	195	1,625	236	1,625	236

Total non-current assets	15,947	62,085	9,028	62,085	9,028

Total assets	568,385	1,340,536	194,970	1,340,536	194,970

Liabilities

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB118,076 and RMB266,028 as of December 31, 2017 and 2018; respectively)

Taxes payable	10,505	41,552	6,043	41,552	6,043
Contract liabilities	46,008	116,967	17,012	116,967	17,012
Salary and welfare payables	42,317	71,486	10,397	71,486	10,397
Amounts due to related parties	—	925	135	925	135
Accrued expenses and other current liabilities	42,097	71,226	10,359	71,226	10,359

Total current liabilities	140,927	302,156	43,946	302,156	43,946

Total liabilities	140,927	302,156	43,946	302,156	43,946

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018	2018	2018
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
				Pro forma (Note 19)
				(unaudited)
Commitments and contingencies (see Note 15)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	27,503	30,440	4,427	—	—
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	89,058	99,075	14,410	—	—
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	16,087	17,769	2,584	—	—
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	146,208	161,101	23,431	—	—
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 8,058,410 and 9,750,676 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	315,565	422,035	61,382	—	—
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; nil and 3,497,954 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively ; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	—	178,035	25,894	—	—
Series E convertible redeemable preferred shares (US$ 0.0005 par value; nil and 6,164,979 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	—	487,494	70,903	—	—

Total mezzanine equity	594,421	1,395,949	203,031	—	—

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018	2018	2018
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
				Pro forma (Note 19)
				(unaudited)

Shareholders’ (deficit)/equity:
Ordinary shares (US$ 0.0005 par value, 67,532,720 and nil shares authorized as of December 31, 2017 and 2018, respectively; 26,882,387 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively; and none (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	83	—	—	—	—
Class A ordinary shares (US$ 0.0005 par value, nil and 12,000,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively; and 12,000,000 (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	—	37	5	37	5
Class B ordinary shares (US$ 0.0005 par value, nil and 144,177,521 shares authorized as of December 31, 2017 and 2018, respectively; nil and 11,290,940 shares issued and outstanding as of December 31, 2017 and 2018, respectively; and 55,113,419 (unaudited) outstanding on a pro-forma basis as of December 31, 2018)	—	35	5	185	27
Additional paid-in capital	—	—	—	1,395,799	203,009
Accumulated deficit	(169,005)	(394,039)	(57,311)	(394,039)	(57,311)
Accumulated other comprehensive income	1,959	36,398	5,294	36,398	5,294

Total shareholders’ (deficit)/equity	(166,963)	(357,569)	(52,007)	1,038,380	151,024

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	568,385	1,340,536	194,970	1,340,536	194,970

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(e)
Revenues
Information services	19,869	143,613	415,119	60,377
Reservation services	29,221	115,692	202,107	29,395

Total revenues	49,090	259,305	617,226	89,772
Cost of revenues	(25,192)	(44,799)	(91,563)	(13,317)

Gross profit	23,898	214,506	525,663	76,455
Operating expenses:
Sales and marketing expenses	(62,206)	(127,462)	(306,360)	(44,558)
General and administrative expenses	(18,043)	(29,725)	(75,442)	(10,973)
Research and development expenses	(17,932)	(32,557)	(94,726)	(13,777)

Total operating expenses	(98,181)	(189,744)	(476,528)	(69,308)

(Loss)/Income from operations	(74,283)	24,762	49,135	7,147
Other income/(expenses):
Investment income	1,736	2,265	5,256	764
Interest income	507	176	10,881	1,583
Exchange (losses)/gains	(2,143)	2,090	(8,008)	(1,165)
Share of losses of equity method investee	(6,650)	(3,850)	—	—
Others, net	(203)	(12,222)	990	144

(Loss)/Income before tax	(81,036)	13,221	58,254	8,473
Income tax benefit/(expense)	—	3,981	(3,171)	(461)

Net (loss)/income	(81,036)	17,202	55,083	8,012
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(15,157)

Net loss attributable to ordinary shareholders of the Company	(102,523)	(11,319)	(49,128)	(7,145)

Net (loss)/income	(81,036)	17,202	55,083	8,012
Other comprehensive income/(loss):
Foreign currency translation adjustment	2,323	(2,203)	34,439	5,009

Total other comprehensive income/(loss)	2,323	(2,203)	34,439	5,009

Total comprehensive (loss)/income	(78,713)	14,999	89,522	13,021
Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(15,157)

Comprehensive loss attributable to ordinary shareholders of the Company	(100,200)	(13,522)	(14,689)	(2,136)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(e)
Net loss per ordinary share
Basic	(3.81)	(0.42)	(2.00)	(0.29)
Diluted	(3.81)	(0.42)	(2.00)	(0.29)
Weighted average number of ordinary shares used in computing loss per share, basic*	26,882,387	26,882,387	24,555,427	24,555,427
Weighted average number of ordinary shares used in computing loss per share, diluted*	26,882,387	26,882,387	24,555,427	24,555,427
Share-based compensation expenses included in:
Cost of revenues	(96)	(89)	(1,423)	(207)
Sales and marketing expenses	(262)	(490)	(1,018)	(148)
General and administrative expenses	(1,158)	(1,675)	(10,112)	(1,471)
Research and development expenses**	(168)	(405)	(13,306)	(1,935)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.
**	The amount for the year ended December 31, 2018 included share-based compensation expenses of RMB11,587 related to the Series E preferred shares re-designation. Please refer to Note 11 for details.

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	26,882,387	83	—	—	—	—	—	(59,506)	1,839	(57,584)
Net loss	—	—	—	—	—	—	—	(81,036)	—	(81,036)
Share-based compensation expenses	—	—	—	—	—	—	1,684	—	—	1,684
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(1,684)	(19,803)	—	(21,487)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,323	2,323

Balance as of December 31, 2016	26,882,387	83	—	—	—	—	—	(160,345)	4,162	(156,100)
Net income	—	—	—	—	—	—	—	17,202	—	17,202
Share-based compensation expenses	—	—	—	—	—	—	2,659	—	—	2,659
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,659)	(25,862)	—	(28,521)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(2,203)	(2,203)

Balance as of December 31, 2017	26,882,387	83	—	—	—	—	—	(169,005)	1,959	(166,963)
Net income	—	—	—	—	—	—	—	55,083	—	55,083
Share-based compensation expenses	—	—	—	—	—	—	14,272	—	—	14,272

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(14,272)	(89,939)	—	(104,211)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	34,439	34,439
Re-designation of ordinary shares into Series D convertible redeemable preferred shares (see Note 11)	(1,692,266)	(5)	—	—	—	—	—	(64,801)	—	(64,806)
Re-designation of ordinary shares into Series E convertible redeemable preferred shares (see Note 11)	(1,899,181)	(6)	—	—	—	—	—	(125,377)	—	(125,383)
Re-designation of ordinary shares into Class A ordinary shares (see Note 11)	(12,000,000)	(37)	12,000,000	37	—	—	—	—	—	—
Re-designation of ordinary shares into Class B ordinary shares (see Note 11)	(11,290,940)	(35)	—	—	11,290,940	35	—	—	—	—

Balance as of December 31, 2018	—	—	12,000,000	37	11,290,940	35	—	(394,039)	36,398	(357,569)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(81,036)	17,202	55,083	8,012
Depreciation of property and equipment and amortization of intangible assets	564	619	1,666	242
Impairment loss of amounts due from related parties (see Note 16)	—	9,265	—	—
Loss on disposal of property and equipment	60	—	124	18
Amortization of non-cash business resources contributed by certain shareholder (see Note 12)	7,461	5,692	—	—
Share-based compensation expenses	1,684	2,659	25,859	3,761
Share of losses of equity method investee	6,650	3,850	—	—
Exchange losses/(gains)	2,143	(2,090)	8,008	1,165
Deferred income tax	—	(9,110)	(21,784)	(3,168)
Accrued investment income of short-term investments	(1,530)	(1,728)	(747)	(109)
Changes in operating assets and liabilities:
Trade receivables	(50)	(6,533)	(3,890)	(566)
Receivables from online payment platforms	(2,637)	(4,220)	(3,113)	(453)
Prepayment and other current assets	(2,514)	(10,981)	(33,355)	(4,851)
Other non-current assets	—	(58)	—	—
Contract liabilities	(1,362)	41,372	70,959	10,321
Taxes payable	1,112	9,152	31,675	4,607
Salary and welfare payables	12,898	21,594	29,169	4,242
Amount due from/to related parties	—	—	75	11
Accrued expenses and other current liabilities	15,801	14,192	39,256	5,709

Net cash (used in)/generated from operating activities	(40,756)	90,877	198,985	28,941

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(891)	(222)	(6,408)	(932)
Purchase of short-term investments and term deposits	(121,100)	(27,600)	(1,130,177)	(164,377)
Proceeds from maturities of short-term investments and term deposits	30,000	40,700	587,576	85,459
Cash paid for long-term investments, including prepayment for new investment	(1,100)	(12,063)	(20,650)	(3,003)
Proceeds from disposal of property and equipment	82	17	287	42
Loans advances to related party (see Note16)	(15,336)	(2,800)	(2,000)	(291)
Proceeds from repayment of the loans advances to related party (see Note16)	—	9,000	2,000	291

Net cash (used in)/generated from investing activities	(108,345)	7,032	(569,372)	(82,811)

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	122,690	324,671	485,414	70,601

Net cash provided by financing activities	122,690	324,671	485,414	70,601

Effect of exchange rate changes on cash and cash equivalents	180	(114)	7,497	1,090

Net (decrease)/increase in cash and cash equivalents	(26,231)	422,466	122,524	17,821
Cash and cash equivalents at beginning of year	44,624	18,393	440,859	64,120

Cash and cash equivalents at end of year	18,393	440,859	563,383	81,941

Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	(7)	(243)	(35)
Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	21,487	28,521	104,211	15,157
Amortization of non-cash business resources contributed by certain shareholder (see Note 12)	13,186	—	—	—
Non-cash consideration for investment in Shanghai Xingying Medical Technology Co., Ltd (“Xingying”) (see Note 5(b))	3,000	—	—	—
Payable for issuance cost of convertible redeemable preferred shares	—	10,127	—	—
Issuance of preferred shares by re-designation of ordinary shares (see Note 11)	—	—	201,776	29,347
Cancellation of ordinary shares and deemed dividend upon the re-designation of ordinary shares (see Note 11)	—	—	190,189	27,662

The accompanying notes are an integral part of the consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization

(a) Principal activities and reorganization

So-Young International Inc., (the “Company” or “So-Young”), is a leading online platform on consumption healthcare services focusing on discretionary medical treatments. The Company, through its consolidated subsidiaries and consolidated variable interest entity (“VIE”) and the subsidiaries of the VIE (collectively referred to as the “Group”) is primarily engaged in the operation of the platform that enables users to both discover reliable content and share their own experience on medical aesthetics procedures, and leads users to reserve treatment services from medical aesthetic service providers for offline treatment in the People’s Republic of China (the “PRC” or “China”) and internationally.

As of December 31, 2018, the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
So-Young Hong Kong Limited (“So-Young HK”)	Hong Kong, 2014	100%	Investment holding
So-Young High Tech Korea Co., Ltd.	Korea, 2014	100%	Technology advisory services
Beijing So-Young Wanwei Technology Consulting Co., Ltd. (“So-Young Wanwei”)	the PRC, 2014	100%	Management consulting services
So-Young (China) Network Technology Co., Ltd.	the PRC, 2018	100%	Management consulting services

VIE
Beijing So-Young Technology Co., Ltd. (“Beijing So-Young”)	the PRC, 2013	100%	Internet information and technology advisory services

VIE’s Subsidiaries
Beijing So-Young Souyang Investment and Management Co., Ltd.	the PRC, 2016	100%	Management consulting services
Beijing Meifenbao Technology Co., Ltd.	the PRC, 2016	100%	Technology advisory services
Beijing So-Young Qingyang Medical Instrument Co., Ltd.	the PRC, 2017	100%	Sales of medical equipment
Beijing Shengshi Meiyan Culture Co., Ltd.	the PRC, 2018	100%	Internet culture services

Reorganization

In April 2014, the Group initiated its reorganization (“Reorganization”) as detailed below.

Beijing So-Young was established in November 2013 under the laws of the PRC by the three shareholders to carry out the Group’s principal business.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(a) Principal activities and reorganization (continued)

In April 2014, the Company was set up by the same three shareholders of Beijing So-Young as a holding company incorporated in Cayman Islands. The Company had 100,000,000 authorized shares with a par value of US$0.0005 each at the date of incorporation.

In May, 2014, So-Young HK was incorporated in Hong Kong as a wholly owned subsidiary of the Company. In July, 2014, So-Young Wanwei was incorporated as a wholly owned subsidiary of So-Young HK in the PRC.

On August 22, 2014, the Reorganization was completed and approved by the board of directors as below:

(1) The Company, through So-Young Wanwei (the “WFOE”), entered into a series of contractual arrangements with Beijing So-Young (the “VIE”) and its shareholders as detailed in Note 1(b) to enable the Company to obtain control over the VIE.

(2) Concurrently, the Company reserved 3,200,000 ordinary shares for granting options to the eligible directors, employees and consultants. The Company issued 8,000,000 Series A convertible redeemable preferred shares at US$0.4 per share to the new investor.

Basis of presentation for the Reorganization

The Company’s shareholding structure immediately after the Reorganization was the same as the capital structure of Beijing So-Young immediately prior to the Reorganization. Concurrently, Beijing So-Young became the consolidated VIE of the Group. The Company determined that the Reorganization lacked substance and should be treated as a non-substantive merger with no change in the basis of assets and liabilities of Beijing So-Young. The consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows as if the current group structure had been in existence for all the years presented, or since their respective dates of incorporation.

(b) VIE arrangements between the Company’s PRC subsidiaries

Upon the completion of the Reorganization, the Company, through the WFOE, entered into the following contractual arrangements with the VIE and its shareholders that enabled the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the WFOE was considered the primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (continued)

i) Contracts that give the Company effective control of the VIE

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreement among the WFOE, the VIE and the VIE’s shareholders, each of the shareholders of the VIE irrevocably granted the WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIE, and the purchase price shall be RMB 0.01 or the lowest price permitted by applicable the PRC law. The shareholders of the VIE undertakes that, without the prior written consent of the WFOE or the Company, they shall not increase or decrease the registered capital, dispose of its assets, incur any debts or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties, distribute any dividends to shareholders. This agreement will remain effective for a 10-year term and then be renewed for another 10 years at the WFOE’s discretion.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of the VIE irrevocably authorized the WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, directors, supervisors, general managers and other senior management members of the VIE.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interest in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the exclusive business cooperation agreement, the exclusive call option agreements and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, the WFOE may exercise the right to enforce the pledge to the extent permitted by the PRC laws, unless the event of default has been successfully resolved to the satisfaction of the WFOE. The shareholders of the VIE agree that, without the WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in the VIE or any portion thereof.

Spousal Consent Letter. The spouse of each shareholder of the VIE has each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably approved the execution by her spouse of the power of attorney, equity interest pledge agreement and exclusive option agreement, and that her spouse may perform, amend or terminate such agreements without her consent. The signing spouse confirms she will not assert any rights over the equity interests in the VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in the VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Exclusive business cooperation agreements. The VIE has entered into an exclusive technical development, consultation and service agreement with the WFOE, pursuant to which the WFOE provides exclusive services to the VIE. In exchange, the VIE pays a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIE to the WFOE. The VIE has incurred RMB nil, RMB 18,868 and RMB 194,811 service fee to the WFOE for the years ended December 31, 2016, 2017 and 2018, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE (continued)

Management therefore concludes that the Company, through the above contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIE, and therefore the Company is the ultimate primary beneficiary of the VIE. Consequently, the financial results of the VIE were included in the Group’s consolidated financial statements.

iii) Risks in relation to VIE structure

The Company believes that the contractual arrangements between the WFOE and its VIE and its respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the WFOE’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and the VIE;

•	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and the VIE;

•	limit the Group’s business expansion in China;

•	impose fines or other requirements with which the Company’s PRC subsidiaries and the VIE may not be able to comply;

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business; or

•	require the Company or the Company’s PRC subsidiaries or the VIE to restructure the relevant ownership structure or operations.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE.

The VIE shareholders are beneficiary owners of Beijing So-Young and also the beneficiary owners of the Company. The interests of the VIE shareholders as the beneficiary owners of the VIE may differ from the interests of the Company as a whole. The Company cannot assert that when conflicts of interest arise, the VIE shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the VIE shareholders may encounter in their capacity as beneficial owners and directors of the VIE, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company relies on the VIE shareholders, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (continued)

iii) Risks in relation to VIE structure (continued)

The current shareholders of Beijing So-Young have no current interest in seeking to act contrary to the contractual arrangements. However, to further protect the investors’ interest from any risk that shareholders of Beijing So-Young may act contrary to the contractual arrangements, the Company, through So-Young Wanwei, entered into an irrevocable power of attorney with all of the shareholders of Beijing So-Young. Through the power of attorney, all shareholders of Beijing So-Young have entrusted So-Young Wanwei as its proxy to exercise their rights as the shareholders of Beijing So-Young with respect to an aggregate of 100% of the equity interests in Beijing So-Young.

The Ministry of Commerce of the People’s Republic of China, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL. Among other things, the 2015 Draft FIL adopts the principle of “substance over form” in determining whether an entity is a domestic enterprise or a foreign-invested enterprise, or a FIE, by introducing the concept of “de facto control”. Specifically, entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this context, “control” is broadly defined in the 2015 Draft FIL to cover the scenario of having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The Group is currently operating under the “variable interest entity” structure, or VIE structure, may be deemed as FIEs according to the 2015 Draft FIL and thus subject to the foreign investment restrictions in the PRC.

On December 26, 2018, the Standing Committee of the National People’s Congress of the PRC published a discussion draft of the proposed Foreign Enterprise Investment Law, or the 2018 Draft FEIL, the updated version of which was reviewed and discussed by the National People’s Congress of the PRC on March 11, 2019. The 2018 Draft FEIL does not explicitly stipulate contractual arrangements as a form of foreign investment, nor does it include the concept of “de facto control”. However, the draft law contains a catch-all provision under the definition of “foreign investment” that will include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the 2018 Draft FEIL, it is likely that prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.

There is substantial uncertainty with respect to the final content, interpretation, adoption timeline and effective date of the 2015 Draft FIL and/or the 2018 Draft FEIL. In the event that the Group’s variable interest entity contractual arrangements under which the Group operates its business were not treated as a domestic investment and its operations are classified in the “restricted” or “prohibited” industry in the “negative list” under the 2015 Draft FIL or the 2018 Draft FEIL when officially enacted, the Group might be required to obtain market entry clearance. If the restrictions and prohibitions on FIE included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (continued)

iii) Risks in relation to VIE structure (continued)

The following consolidated financial information of the VIE and its subsidiaries taken as a whole as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 was included in the consolidated financial statements of the Group. Transactions between the VIE and its subsidiaries are eliminated in the financial information presented below:

	As of December 31,
	2017	2018
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	112,082	228,228
Trade receivables	6,583	10,473
Receivables from online payment platforms	6,857	9,970
Short-term investments	81,258	61,239
Amounts due from related parties	108	1,350
Prepayment and other current assets	16,722	44,889

Total current assets	223,610	356,149

Non-current assets:
Long-term investments	5,663	14,813
Property and equipment, net	595	1,989
Deferred tax assets	9,110	27,303
Prepayment for long-term investment	—	11,500
Other non-current assets	195	1,603

Total non-current assets	15,563	57,208

Total assets	239,173	413,357

Liabilities
Current liabilities:
Taxes payable	9,128	34,932
Contract liabilities	46,008	116,967
Salary and welfare payables	31,844	44,761
Amounts due to related parties	26,221	51,240
Accrued expenses and other current liabilities	31,096	69,368

Total current liabilities	144,297	317,268

Amounts due to related parties	136,462	137,140

Total non-current liabilities	136,462	137,140

Total liabilities	280,759	454,408

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total revenues	49,090	259,305	617,226
Net (loss)/income	(39,165)	10,446	(2,372)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash flows (used in)/generated from operating activities	(5,952)	91,448	122,783
Net cash (used in)/generated from investing activities	(104,884)	5,923	(6,637)
Net cash provided by financing activities	123,000	—	—

Net increase in cash and cash equivalents	12,164	97,371	116,146

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE amounting to approximately RMB3,547 and RMB3,547 as of December 31, 2017 and 2018, respectively. As the respective VIE and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group incurred net losses of RMB81,036 for the year ended December 31, 2016 and had net profits of RMB17,202 and RMB55,083 for the years ended December 31, 2017 and 2018, respectively. Net cash used in operating activities was RMB40,756 for the year ended December 31, 2016. Net cash generated from operating activities was RMB90,877 and RMB198,985 for the years ended December 31, 2017 and 2018, respectively. Accumulated deficit was RMB169,005 and RMB394,039 as of December 31, 2017 and 2018, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of convertible redeemable preferred shares. Refer to Note 12 for details of the Group’s preferred shares financing activities. As of December 31, 2018, the Group’s cash and cash equivalent was RMB563,383.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

1. Operations and Reorganization (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (continued)

iii) Risks in relation to VIE structure (continued)

Based on the cash flows projection from operations and financing activities and existing balance of cash and cash equivalents, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations.

2. Summary of Significant Accounting Policies

(a) Basis of presentation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and subsidiaries of the VIE for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIE and subsidiaries of the VIE have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported years in the consolidated financial statements and accompanying notes.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(c) Use of estimates (continued)

Significant accounting estimates include, but are not limited to, assessment for the impairment of long-lived assets, valuation allowance of deferred tax assets, determination of the fair value of convertible redeemable preferred shares, valuation and recognition of share-based compensation expenses and provision for loss contingencies. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$” or “USD”). The functional currency of the Company’s subsidiary incorporated in Korea is Korea Won. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of comprehensive (loss)/income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange (losses)/gains in the consolidated statements of comprehensive (loss)/income.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2018, or at any other rate.

(f) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(f) Fair value measurements (continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits and short-term investments, trade receivables, amounts due from/to related parties and receivables from online payment platforms. As of December 31, 2017 and 2018, the carrying values of cash and cash equivalents, term deposits, trade receivables, amounts due from/to related parties and receivables from online platforms are approximated to the fair values due to their short-term nature.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to known amount of cash.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(h) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive (loss)/income during the years presented. The Group’s term deposits were nil and RMB276,587 as of December 31, 2017 and 2018, respectively.

(i) Investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to time float. In accordance with ASC 825—“Financial Instruments”, for investments in financial instruments with a variable interest rate indexed to time float, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss)/income as other income/(expenses).

The Company’s long-term investments consist of investments in privately-held companies.

In accordance with ASC 323 “Investments-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments in common stock, over which it has significant influence but does not own majority equity interest or control.

For investments in entities over which the Company does not have significant influence, or investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the Group accounted for at cost less impairment prior to January 1, 2018. In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments-Overall (Subtopic 825-10): “Recognition and Measurement of Financial Assets and Financial Liabilities”, which requires all equity investments to be measured at fair value with changes in the fair value recognized through non-operating income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). Effective January 1, 2018 with the adoption of ASU 2016-01, the Group has elected to use the measurement alternative to account for these equity investments, and therefore carries these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment. In addition, the existing impairment model has been replaced with a new one-step qualitative impairment model.

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive (loss)/income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting year for which the assessment is made. The fair value would then become the new cost basis of investment.

No impairment losses were recognized for the years ended December 31, 2016, 2017 and 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Computers and electrical equipment	3 years
Office equipment and furniture	5 years
Medical equipment	4 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive (loss)/income.

(k) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the years ended December 31, 2016, 2017 and 2018.

(l) Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price, including the constraint on variable consideration;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) we satisfy a performance obligation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(l) Revenue recognition (continued)

The following is a description of the accounting policy for the principal revenue streams of the Group.

i)	Information services

The Group generates revenue from offering information services primarily to help medical aesthetic service providers better introduce their services, and increase their customer base. The Group helps the service providers introduce their services through information display in main entrance banners and pop ups to increase exposure on the platform. The Group also places content of participating service providers on social platforms in the forms of pictures, videos or links.

The Group generates its information service revenue primarily i) at a fixed fee per each day’s content display, ii) based on a contractual rate per unit of output, such as per click, etc., iii) at a fixed fee per each article posted on the Group’s social media accounts. These information services may be sold in combination as a bundled arrangement or separately on a stand-alone basis.

Service providers can choose to sign up arrangements through the Group’s online information service system or sign up off-line arrangements. Advance payment is required when signing up the arrangements. In the case of signing up on-line arrangements, the service providers are required to purchase So Young tokens (the “Token”) in the service provider account as the information service is priced in Tokens on the on-line platform. Tokens are the virtual currency of the Company’s platform. The Token will be locked in the individual service provider account when a service provider places an order on-line and will be deducted from the service provider account when service is performed. On a recurring basis, the Group offers free Tokens to service providers as certain percentage of purchased Tokens. The free Tokens have the same purchase power as the purchased Tokens, which represent an advance payment from customers. Tokens are interchangeable and not tied directly to any specific revenue transaction because the Tokens are fungible. As such, the Group values the Tokens based on an average pricing method to determine the transaction price for the specific information services provided to the service provider. The Tokens are not transferable or refundable and are generally consumed in three months after purchased or given for free. The value of expired Tokens has been immaterial. In the case of signing up off-line arrangements, the service providers are required to make cash advance payment for each individual contract. Contract consideration is determined and fixed in cash at the inception of contract.

Revenue for the information services above is recognized in the period when information service is delivered as evidenced in a manner satisfying the types of engagements selected by the service providers, such as display of content, clicks on content, and/or post of articles on the Group’s platform. Arrangements involving multiple performance obligations primarily consist of combinations of the above information services. For arrangements that include a combination of these services, the Company develops an estimate of the standalone selling price for these services in order to allocate any potential discount to all performance obligations in the arrangement. The Company believes the use of its estimation approach and allocation of the transaction price on a relative standalone selling price basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(l) Revenue recognition (continued)

i)	Information services (continued)

The Group also provides other services, which are also presented under information service, primarily comprising (i) service fee received from financial institutions for sales facilitation ii) service fee for training courses provided to service providers iii) service fee for offline event organization, etc. Revenue is recognized when these services are rendered. For the years ended December 31, 2016, 2017 and 2018, the revenue derived from other services was not significant.

Barter transactions

The Company entered agreements with service providers whereby the Company provided information service as the consideration for sharing advertising space purchased by the service providers from other third party providers. In general, the service provider would share certain percentage of the purchased advertising space with the Company. In exchange, the Company would provide the Tokens with the same value of the shared advertising space to the service provider based on the service provider’s purchase price with the third party and the shared percentage of the advertising space. Revenue from the barter transactions is recognized when information service is provided as discussed above and the expense related to the shared advertising space is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for information service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The Group recognized revenue from barter transactions amounted to nil, RMB856 and RMB15,066 for the years ended December 31, 2016, 2017 and 2018, respectively. The expense recognized from barter transaction for the years ended December 31, 2016, 2017 and 2018 were nil, RMB1,886 and RMB19,672, respectively.

ii)	Reservation services

The Group earns reservation service fees primarily from medical aesthetic service providers when a medical or beauty treatment is performed for the platform users through reservation from the Group’s platform. Such fees are generally determined as an agreed percentage of the value of service actually provided by service providers. As per the Group’s agreements with service providers, it collects reservation service fees for all services provided to a user during the life time as long as the user was brought to the particular service provider through the Group’s platform. This includes the situations where the user visits the service provider directly without online ordering, chooses treatment services at site that is different from the online reservation, adds more services during the time of visit, and visits the service provider for other treatments in the future. The service providers are obligated to report the completed transactions in above situations with the platform users to the Group. In the event that the service providers fail to report such transaction to the Group on time, the Group would charge the service providers a penalty in addition to the commission.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(l) Revenue recognition (continued)

ii)	Reservation services (continued)

In order to list available services and related prices on the Group’s online marketplace, service providers are required to sign an agreement with the Group and pay a non-refundable upfront fee to the Group. However, the agreement does not have binding effect as the service provider can cancel the agreement without any penalty. Although the upfront fee is not a material amount, it provides the service provider a renewal right to make optional purchase of the Group’s reservation service. The agreement is in substance a day-to-day contract with performance obligation of facilitating each successful sales of service provided by service providers to the platform users. That is, each facilitation is a distinct performance obligation.

Commissions for the reservation service are in the form of a fixed fee per transaction or an agreed percentage of the value of service actually provided by the service providers. The consideration for each sales facilitation service is determined when the contract is placed. Following ASC 606-10-32-40, the Company recognizes revenue for each completed transaction based on the value of service actually provided by the service providers as reservation service fee relates specifically to the facilitation for that transaction.

The Group does not control the underlying service provided by the service providers before they are provided to users, as the Group is not responsible for fulfilling the promise to provide the service to users and has no inventory risk before the service is provided. In addition, the Group has no discretion in establishing prices of the service provided by service providers. Commission revenues are recognized on a net basis at the point of a successful transaction, which is when the user accepts the service.

The Group provides various incentives to the users to reserve service on the marketplace. These incentive programs mainly include loyalty program (So-Young points) and coupons, which are both redeemed mainly to reduce the transaction price. The Company has considered the guidance under ASC 606 to account for these incentives and determined to record them as a reduction to the revenue upon redemption.

(m) Cost of revenues

Costs of revenues consist primarily of payroll costs, share-based compensation expenses, event organization costs, servers and bandwidth costs, depreciation expenses, payment processing fee paid to third party online platform, tax related surcharges, rental expenses and other direct costs related to the operation of business. These costs are charged to the consolidated statements of comprehensive (loss)/income as incurred.

(n) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing expenses, user acquisition activities expenses, payroll costs, share-based compensation expenses, and rental expenses related to the Group’s sales and marketing departments. For the years ended December 31, 2016, 2017 and 2018, advertising expenses were RMB35,733, RMB54,047 and RMB168,088, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(o) General and administrative expenses

General and administrative expenses consist of payroll costs, share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental, professional service fees and other general corporate related expenses.

(p) Research and development expenses

Research and development expenses mainly consist of payroll costs, share-based compensation expenses, rental expenses incurred associated with research and development departments.

For those platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in “Research and development expenses” as incurred.

(q) Share-based compensation

Share based compensation expenses arise from share based awards, including share options for the purchase of ordinary shares. The Group applies ASC 718, “Compensation—Stock Compensation”, or ASC 718, to account for the options granted to certain directors, executives and employees. In accordance with ASC 718, the Group determines grants of options to directors, employees and consultant are classified as equity awards and are measured at the grant date based on the fair value of the awards and are recognized as an expense, over the requisite service period. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(r) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB13,844, RMB29,583 and RMB40,717 for the years ended December 31, 2016, 2017 and 2018, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(s) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more-likely-than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive (loss)/income. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2017 and 2018 nor did the Group recognize any related interest and penalties.

(t) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individual or corporation entities.

(u) Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(u) Net loss per share (continued)

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(v) Statutory reserves

The Company’s subsidiaries, the VIE and subsidiaries of the VIE established in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with China’s Company Laws, the Company’s VIE and its subsidiaries registered as Chinese domestic company make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly-owned foreign investment enterprise in China make appropriations from their annual after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

The Group did not make any appropriation to its statutory surpluses fund, discretionary surplus fund, general reserve fund, enterprise expansion fund or the staff bonus and welfare fund for the years reported, as the PRC entities reported accumulated losses under PRC GAAP.

(w) Comprehensive (loss)/income

Comprehensive (loss)/income consists of two components, net (loss)/income and other comprehensive income/(loss). Other comprehensive income/(loss) refers to gains and losses that are recorded as an element of shareholders’ (deficit)/equity but are excluded from net (loss)/income. The Group’s other comprehensive income/(loss) consists of foreign currency translation adjustment from its subsidiaries not using the RMB as their functional currency.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(x) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews consolidated results including revenue and operating (loss)/income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(y) Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (together with subsequent amendments ASC 842), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheet. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The ASC 842 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted on a modified retrospective basis. We expect to avail ourselves of all of the practical expedients afforded under ASC 842, except for the practical expedient of “Hindsight”. The practical expedients we are electing include: “the package” of practical expedients, comparative period, land easements, and short-term leases, etc. Based on our assessment to date, we expect that the adoption of the standard will result in the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases of approximately RMB206,904 and RMB205,380, respectively, at January 1, 2019, with the most significant impact from recognition of ROU assets and lease liabilities related to our office space operating leases. We expect that the adoption of ASC 842 will not have a material effect on our results of operations but expect that some existing operating lease commitments will be recognized as operating lease obligations and ROU assets in the consolidated balance sheets as a result of adoption.

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adopting this guidance.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

(y) Recently issued accounting pronouncements (continued)

In June 2018, the FASB issued ASU No. 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to nonemployee share-based payment accounting” (“ASU 2018-07”). The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year and early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. The Company is in the process of evaluating the impact of adopting this accounting standard update.

3. Concentration and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to USD and RMB appreciated more than 20% against the USD over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and USD remained within a narrow band. Since June 2010, RMB has fluctuated against USD, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 5.8% between December 31, 2016 and 2017. The depreciation of the RMB against the US$ was approximately 5.0% between December 31, 2017 and 2018. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

(b) Credit and concentration risk

The Group’s credit risk primarily arises from cash and cash equivalents, trade receivables, receivables from online payment platforms, term deposits and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group places its cash and cash equivalents, term deposits and short-term investments in the reputable financial institutions with high credit quality.

Trade receivables are typically unsecured and are derived from revenue earned directly from customers. No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2016, 2017 and 2018. The Group establishes allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific third-party customers. The Group has not experienced any significant recoverability issue with respect to its trade receivables.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

4. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2017	2018
	RMB	RMB
Prepayments for services	12,749	22,465
Prepaid rental and other deposits	2,659	22,120
Interest receivable	—	2,426
VAT receivables	1,167	2,118
Staff advances	173	656
Others	133	451

Total	16,881	50,236

5. Investments

(a) Short-term Investments

The Company’s short-term investments are comprised of investments in wealth management products issued by financial institutions, which contain a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

For the years ended December 31, 2016, 2017 and 2018, the Group recognized investment income related to short-term investments of RMB1,736, RMB2,265 and RMB5,256 in the consolidated statements of comprehensive (loss)/income, respectively.

(b) Long-term Investments

The Group’s equity investments are reported in long-term investments in the consolidated balance sheets.

The Group’s long-term investments consisted of the follows:

	Equity investments without readily determinable fair values	Equity method investments	Total
	RMB	RMB	RMB
Balance as of January 1, 2017	4,000	3,850	7,850
Additions	1,663	—	1,663
Share of losses of equity method investee	—	(3,850)	(3,850)

Balance as of December 31, 2017	5,663	—	5,663

Balance as of January 1, 2018	5,663	—	5,663
Additions	9,150	—	9,150

Balance as of December 31, 2018	14,813	—	14,813

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

5. Investments (Continued)

(b) Long-term Investments (continued)

Equity investments without readily determinable fair values

In October 2016, the Group completed its investment in Xingying, and obtained its 10% equity interest with certain substantial preferential rights. Total consideration for the investment in Xingying was RMB4,000 with a combination of RMB1,000 in cash and RMB3,000 in the form of information services. Investment was accounted for under the cost method as the investment is not ordinary share or in-substance ordinary share and had no readily determinable fair value.

In October 2017, the Group invested in First BCC Plastic Surgery Hospital (“First BCC”) by purchasing 1% of its equity interest, with a total cash consideration of RMB 1,663. The investment was accounted for under the cost method as the Group had no significant influence over the investee and had no readily determinable fair value.

Effective January 1, 2018, with the adoption of ASU 2016-01, the Group elects to use the measurement alternative to account for these equity investments without readily determinable fair value and therefore carries these investments at cost adjusted for changes from observable transactions for identical or similar investments of the same investee, less impairment. No initial adoption adjustment was recorded for these instruments since the guidance is required to be applied prospectively for securities measured using the measurement alternative. There is no adjustment to the cost of the equity investments in Xingying and First BCC for the year ended December 31, 2018.

In October 2018, the Group invested in Chengdu Zhisu Medical Management Company Limited by purchasing 16% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB4,000 in cash. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

In November 2018, the Group invested in Beijing Mevos Management Consulting Company Limited (“Beijing Mevos”) by purchasing 11.11% of its equity interest with certain substantial preferential rights. The total cash consideration for the investment was RMB5,150 in cash. The investment was accounted for under the measurement alternative defined as cost less impairments, adjusted by observable price changes in accordance with ASU 2016-01 as the shares invested by the Company are not considered as in-substance common stock and the shares do not have readily determinable fair values.

For the year ended December 31, 2018, there is no adjustment to the cost of equity investments accounted for using measurement alternative.

As of December 31, 2018, the aggregate carrying value of the equity investments accounted for using measurement alternative was RMB14,813.

As of December 31, 2017 and 2018, no impairment was recognized on the above investments.

In December 2018, the Group made a prepayment of RMB11,500 as part of the investment consideration in Beijing Yicai Healthcare Consulting Limited. The Group will purchase 35% of its equity interest with total cash consideration of RMB17,500. This prepayment was recorded in “Prepayment for long-term investment” in the consolidated balance sheets as the transaction was not closed as of December 31, 2018.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

5. Investments (Continued)

(b) Long-term Investments (continued)

Equity method investments

The Company and an investor set up So-Young Medical Cosmetology (Beijing) Management Consulting Co., Ltd. (“Medical Cosmetology”) in May 2016. The Company owns 70% equity interest in Medical Cosmetology. The Company determined that Medical Cosmetology was not a variable interest entity under ASC Topic 810, “Consolidation” (“ASC 810”) and evaluated for consolidation under the voting interest model. Because of substantive participating rights of the 30% equity investor, including the approval of material operating decisions, such as appointment of key management and determination of key management’s compensation, the Group does not have unilateral control over this investment. Therefore, the Group does not consolidate Medical Cosmetology but accounts for it using equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures.

As of December 31, 2017 and 2018, the carrying value of the equity investment accounted for using equity method has been reduced to nil and nil, respectively, by recognizing its share of losses of the investee.

In accordance with Rule 4-08(g) of Regulation S-X, the Group summarized condensed financial information of Medical Cosmetology as follows. Medical Cosmetology terminated the operation in 2018 and is in the process of liquidation.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total revenues	6,818	33,035	17,042
Gross profit	2,970	20,948	10,893
Loss from operations	(9,321)	(11,852)	(5,778)
Net loss	(9,526)	(14,631)	(2,108)

	As of December 31,
	2017	2018
	RMB	RMB
Current assets	10,888	2,216
Non-current assets	3,318	—
Current liabilities	23,311	13,429
Total shareholders’ deficit	(9,105)	(11,213)

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

6. Property and Equipment, Net

Property and equipment, net as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Leasehold improvements	257	1,662
Computers and electrical equipment	1,929	1,633
Medical equipment	—	1,465
Office equipment and furniture	227	115

Total	2,413	4,875
Less: Accumulated depreciation	(1,434)	(1,622)

Net book value	979	3,253

Depreciation expenses recognized for the years ended December 31, 2016, 2017 and 2018 were RMB564, RMB619 and RMB1,595, respectively.

7. Taxation

(a) Value-added tax (“VAT”)

The Group’s subsidiary, consolidated VIE and VIE’s subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered.

The Group is also subject to urban construction tax at the rate of 7%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% and other surcharges on VAT payments to the tax authorities according to the PRC tax law, which are recorded in the cost of revenues in the consolidated statements of comprehensive (loss)/income.

(b) Income tax

Composition of income tax

The following table presents the composition of income tax (benefit)/expense for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current income tax expense	—	5,129	24,955
Deferred tax benefit	—	(9,110)	(21,784)

Income tax (benefit)/expenses	—	(3,981)	3,171

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(b) Income tax (continued)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax rate for 2016, 2017. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000, and 16.5% on any part of assessable profits over HK$2,000. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate (“EIT rate”) is 25%. Entities qualifying as High and New Technology Enterprises (“HNTEs”) enjoy a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years.

Beijing So-Young was entitled to be HNTE and subject to a preferential tax rate of 15% in 2017, however the entity failed to meet the criteria for qualification as HNTE in 2018, therefore, it was subject to the income tax rate of 25% in 2018. So-Young Wanwei was entitled as HNTE in 2018 and eligible for a preferential EIT rate of 15%, for the three-year period from 2018 to 2020, so long as it meets the HNTE criteria.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In general, all of the tax returns of the Company’s PRC entities in China remain subject to examination by the tax authorities for up to five years from the date of filing. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s income tax (benefit)/expense for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income tax (benefit)/expenses at PRC statutory income tax rate – 25%	(20,259)	3,305	14,563
Permanent differences(1)	865	(355)	(4,592)
Tax rate difference from tax holiday and statutory rate in other jurisdictions	8,453	(5,432)	(2,100)
Change in valuation allowance	10,941	(1,499)	(4,700)

Income tax (benefit)/expense	—	(3,981)	3,171

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(b) Income tax (continued)

(1) The permanent differences mainly consisted of additional deduction for research and development expenditures and non-deductible expenses.

The per share effect of the tax holidays are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net gain per share effect – basic	—	0.40	0.22
Net gain per share – diluted	—	0.40	0.22

(c) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	7,246	6,150
Advertising and promotion expenses in excess of deduction limit	10,285	24,504
Payroll and expense accrued	5,647	9,410
Loss on equity investment	2,625	2,625
Impairment of amount due to related parties	2,101	2,101
Donation	426	121
Others	1,223	1,726
Less: valuation allowance	(20,443)	(15,743)

Total deferred tax assets, net	9,110	30,894

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance as of January 1,	(11,001)	(21,942)	(20,443)
Change of valuation allowance	(10,941)	1,499	4,700

Balance as of December 31,	(21,942)	(20,443)	(15,743)

In 2016, the Group did not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. As a result, the Group had provided full valuation allowances on the related deferred tax assets.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(c) Deferred tax assets and liabilities (continued)

The decrease of valuation allowance in 2017 was mainly due to the utilization of prior year tax loss carry forward of Beijing So-Young.

The decrease of valuation allowance in 2018 was mainly related to the deferred tax assets recognized from net operating losses of So-Young Wanwei. So-Young Wanwei has been generating taxable income in 2017 and 2018 and the Company has projected it will generate sufficient taxable income in future years to utilize prior year tax losses due to continued growth. As such, the Company believes that it is more likely than not that it will be able to realize the deferred tax assets, and the Company has reversed respective valuation allowance as of December 31, 2018 accordingly.

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2018, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2019	—
Loss expiring in 2020	—
Loss expiring in 2021	117
Loss expiring in 2022	4,009
Loss expiring in 2023	8,748
Loss expiring in 2024	—
Loss expiring in 2025	—
Loss expiring in 2026	16,126
Loss expiring in 2027	—
Loss expiring in 2028	—

29,000

(d) Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

7. Taxation (Continued)

(d) Withholding income tax (continued)

To the extent that subsidiaries and the VIE and subsidiaries of the VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2017 and 2018, the Company did not record any withholding tax as the PRC entities were still in accumulated deficit position.

8. Taxes Payable

The following is a summary of taxes payable as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Enterprise income taxes payable	5,122	29,834
Withholding individual income taxes for employees	1,822	5,811
VAT payable	3,216	5,285
Others	345	622

Total	10,505	41,552

9. Contract Balances

The following table provides information about trade receivables, contract assets, and contracts liabilities with customers:

	As of December 31,
	2017	2018
	RMB	RMB
Trade receivables	6,583	10,473
Contract assets	—	—
Contract liabilities	46,008	116,967

As of December 31, 2017 and 2018, there were no contract assets recorded in the Group’s consolidated balance sheet. Trade receivables are recorded when the right to consideration becomes unconditional.

Contract liabilities relate to the payments received for information service in advance of performance under the contract. As of December 31, 2017 and 2018, contract liabilities were RMB46,008 and RMB116,967, respectively. The Group’s information service is provided in a relatively short period, as such the contract liabilities are generally recognized as revenue within three months.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2016, 2017 and 2018 is RMB 323, RMB 4,636, and RMB46,008, respectively.

As of December 31, 2017 and 2018, the Group does not have unsatisfied performance obligations with the related contract of duration over one year.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

10. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Advance payment from platform user	11,170	21,876
Accrued service expenses	19,181	19,098
Payment collected on behalf of and payable to service providers	5,570	13,342
Deposits payable to service providers	1,999	8,607
Accrued rental expense	—	4,715
Accrued litigation liabilities (see Note 15(b))	2,500	1,853
Others	1,677	1,735

Total	42,097	71,226

11. Ordinary Shares

As of December 31, 2016 and 2017, 100,000,000 shares were authorized, 26,882,387 ordinary shares were issued and outstanding, respectively. The holder of ordinary shares issued and outstanding shall have one (1) vote for each ordinary share held by such holder.

In January 2018, the shareholders of the Company agreed to increase the authorized shares to 200,000,000 shares, including 165,840,454 ordinary shares and 34,159,546 preferred shares.

In January 2018, the Company re-designated 1,692,266 ordinary shares held by SHAOHUI HOLDINGS LIMITED, which was controlled by an individual investor, to Series D preferred shares, which were then transferred to new investors for a total amount of US$9,975 at US$5.89 per share. The Company did not receive any proceeds from this transaction.

In August 2018, the Company re-designated 1,399,181 ordinary shares held by SHAOHUI HOLDINGS LIMITED, which was controlled by an individual investor, to Series E preferred shares, which were then transferred to new investors for a total amount of US$14,760 at US$10.55 per share. The Company did not receive any proceeds from this transaction.

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) difference between the fair value and the par value of the ordinary shares of against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the preferred shares and ordinary shares, as deemed distribution to shareholder, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

11. Ordinary Shares (Continued)

In August 2018, the Company re-designated 500,000 ordinary shares held by YUTAO HOLDINGS LIMITED, wholly owned by one founder who is also an employee of the Company, to Series E preferred shares, which were then transferred to new investors for a total amount of US$5,275 at US$10.55 per share. The Company did not receive any proceeds from this transaction.

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) difference between the fair value and the par value of the ordinary shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the preferred shares and ordinary shares, amounted to RMB11,587, as share based compensation expenses in the Company’s consolidated statements of comprehensive (loss)/income for the year ended December 31, 2018.

In August 2018, the Company established the dual class ordinary share structure with different voting rights. The Company re-designated 12,000,000 ordinary shares held by Beauty & Health Holdings Limited (formerly known as JINXING HOLDINGS LIMITED) as Class A ordinary shares at a nominal or par value of US$0.0005 each. In addition, the Company re-designated 300,000 ordinary shares held by One-of-a-kind Holdings Limited (formerly known as YUTAO HOLDINGS LIMITED) and 10,990,940 ordinary shares held by ATCG Holdings Limited (formerly known as SHAOHUI HOLDINGS LIMITED) as Class B ordinary shares at a nominal or par value of US$0.0005 each. Holders of Class A ordinary shares are entitled to ten votes per share, while the holders of Class B ordinary shares are entitled to one vote per share.

As of December 31, 2018, 12,000,000 Class A ordinary shares were authorized, issued and outstanding; 144,177,521 Class B ordinary shares were authorized, 11,290,940 Class B ordinary shares were issued and outstanding, respectively.

12. Convertible Redeemable Preferred Shares

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, “Preferred Shares”).

Name	Issuance Date	Original Issuance Price per Share US$	Number of Shares
Series A Preferred Shares	August 22, 2014	$0.40	8,000,000
Series B Preferred Shares	January 16, 2015	$1.05	10,476,190
Series C-1 Preferred Shares	January 18, 2016	$2.00	1,030,126
Series C Preferred Shares	March 31, 2016	$3.88	4,902,554
Series D Preferred Shares	December 20, 2017 and January 9, 2018	$5.89-$6.20	9,750,676
Series D+ Preferred Shares	February 9, 2018 and February 28, 2018	$7.52	3,497,954
Series E Preferred Shares	August 23, 2018	$10.55-$11.72	6,164,979

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Redeemable Preferred Shares (Continued)

The key terms of the Preferred Shares are as follows:

Conversion right

The Preferred Shares are convertible, at the option of the holders, into the Company’s ordinary shares before August 23, 2018 or Class B ordinary shares after the establishment of dual class share structure on August 23, 2018 at an initial conversion ratio of 1:1 at any time after the original issuance date. In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Preferred Shares shall be adjusted. The conversion prices are also subject to adjustments upon certain dilution events. In addition, the Preferred Shares are automatically convertible into such number of Class B ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the closing of a qualified Initial Public Offering (“IPO”) as defined in the Memorandum and Articles of Association.

Redemption right

Series A Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within four (4) years following the Series A Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series A Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series B Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within sixty (60) months following the Series B Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series B Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series C-1 Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within sixty (60) months following the Series C-1 Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series C-1 Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series C Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association within sixty (60) months following the Series C Preferred Share issuance date, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series C Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Redeemable Preferred Shares (Continued)

Redemption right (continued)

Series D Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association prior to the December 31, 2021, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series D Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

The redemption date for existing Preferred Shares was modified to December 31, 2021 to be aligned to the redemption date of the Series D Preferred Shares.

Series D + Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association prior to the December 31, 2021, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series D+ Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Series E Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) the Company fails to consummate a Qualified IPO or a Trade Sale as defined in the Memorandum and Articles of Association prior to the December 31, 2021, or (ii) the occurrence of certain redemption event as defined in the Memorandum and Articles of Association. The redemption price shall be one hundred percent (100%) of the issue price of Series E Preferred Share plus interest calculated at a ten percent (10%) compound interest rate.

Voting Right

According to the Memorandum and Articles of Association of the Company, except as otherwise required by law or as set forth herein, the holder of each Class B ordinary share issued and outstanding shall have one (1) vote for each Ordinary Share held by such holder, and the holder of each series of Preferred Shares shall be entitled to the number of votes equal to the number of Class B ordinary shares into which such series of Preferred Shares could be converted at the record date for determination of the members entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class.

Dividend

The Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefor. Such dividends shall be payable and accrue when, as and if declared by the Board and shall be on non-accumulative basis. No dividend or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the Share Premium Account or as otherwise permitted by the Statute.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Redeemable Preferred Shares (Continued)

Dividend (continued)

The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series E Preferred Shares to holders of Series A Preferred Shares, except the holders of Series C-1 and Series C Preferred Shares, who do not have dividends rights. No distribution to junior Preferred Shares until full payment of the amount distributable or payable on the senior Preferred Shares, which is greater of (i) 10% of each Preferred Share original issue price per annum; or (ii) the dividends such holder would have received as if converted to Class B ordinary shares.

Liquidation

In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, amount equal to one hundred and fifty percent (150%) of the each Preferred Share Original Issue Price (in each case as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per each Preferred Share, then held by such holder. If the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on holders of such Preferred Shares, then such assets shall be distributed among the holders of this category Preferred Shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series E Preferred Shares to holders of Series A Preferred Shares, except the holders of Series C-1 Preferred Shares, who don’t have preferential liquidation right. No distribution to junior Preferred Shares until full payment of the amount distributable or payable on the senior Preferred Shares. After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets of the Company available for distribution to Members shall be distributed ratably among the holders of outstanding Ordinary Shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding Ordinary Shares held by them (with outstanding Preferred Shares treated on an as- converted basis).

Deemed liquidation events include: i) any consolidation, amalgamation or merger of the Company or any other restructure which results in the change in control; ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Group; iii) the exclusive licensing of all or substantially all of the Group’s intellectual property to third party.

Accounting of Preferred Shares—Series A, Series B, Series C, Series D, Series D+ and Series E

The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In addition, the Company records accretions of the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series C, Series D, Series D+ and Series E Preferred Shares were RMB190, RMB3,082, RMB nil, RMB12,221, RMB4,197 and RMB7,407, respectively.

The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s common shares determined by the Company taking into account independent valuations.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Redeemable Preferred Shares (Continued)

Series C-1 Preferred Share financing

In January 2016 (the “Series C-1 Financing Closing Date”), pursuant to a share purchase agreement, the Company issued 1,030,126 Series C-1 Preferred Shares at a price of US$2.00 per share in exchange for certain strategic business resources in accordance with a business cooperation agreement with Chinese Rose Investment Limited (“Chinese Rose”) and one PRC entity under the common control with Chinese Rose, according to which, they provide marketing support to the Company for a period of time. Such strategic business resources were recognized as expenses amounting to RMB7,461, RMB5,692 and RMB nil for the years ended December 31, 2016, 2017 and 2018.

The Group accounted for the issuance of Series C-1 Preferred Shares in exchange for the business resources from Chinese Rose as stock-based compensation with non-employee in accordance with ASC 505-50. As Chinese Rose’s business resources are required to be provided over a period of time but the Series C-1 Preferred Shares granted to Chinese Rose were fully vested and nonforfeitable on the Series C-1 financing closing date, the Group recognized the prepaid expense and the corresponding mezzanine classified Preferred Shares based on the fair value of Series C-1 Preferred Shares on the date that the Group and Chinese Rose entered into the share subscription agreement, net of issuance cost. The prepaid expense was subsequently amortized over the business resources providing period at the same manner as if the Group paid cash to a vendor in exchange for these business resources over the contractual period. The issuance costs for Series C-1 Preferred Shares were RMB309.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Redeemable Preferred Shares (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2016 are summarized below:

	Balance as of January 1, 2016	Issuance of Preferred Shares	Accretions of Preferred Shares to Redemption value	Balance as of December 31, 2016
Series A Preferred Shares
Number of shares	8,000,000	—	—	8,000,000
Amount (RMB)	22,340	—	2,437	24,777
Series B Preferred Shares
Number of shares	10,476,190	—	—	10,476,190
Amount (RMB)	71,344	—	8,337	79,681
Series C-1 Preferred Shares
Number of shares	—	1,030,126	—	1,030,126
Amount (RMB)	—	13,186	1,332	14,518
Series C Preferred Shares
Number of shares	—	4,902,554	—	4,902,554
Amount (RMB)	—	122,999	9,381	132,380

Total number of Preferred Shares	18,476,190	5,932,680	—	24,408,870

Total amount of Preferred Shares (RMB)	93,684	136,185	21,487	251,356

The Company’s Preferred Shares activities for the year ended December 31, 2017 are summarized below:

	Balance as of January 1, 2017	Issuance of Preferred Shares	Accretions of Preferred Shares to Redemption value	Balance as of December 31, 2017
Series A Preferred Shares
Number of shares	8,000,000	—	—	8,000,000
Amount (RMB)	24,777	—	2,726	27,503
Series B Preferred Shares
Number of shares	10,476,190	—	—	10,476,190
Amount (RMB)	79,681	—	9,377	89,058
Series C-1 Preferred Shares
Number of shares	1,030,126	—	—	1,030,126
Amount (RMB)	14,518	—	1,569	16,087
Series C Preferred Shares
Number of shares	4,902,554	—	—	4,902,554
Amount (RMB)	132,380	—	13,828	146,208
Series D Preferred Shares
Number of shares	—	8,058,410	—	8,058,410
Amount (RMB)	—	314,544	1,021	315,565

Total number of Preferred Shares	24,408,870	8,058,410	—	32,467,280

Total amount of Preferred Shares (RMB)	251,356	314,544	28,521	594,421

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

12. Convertible Redeemable Preferred Shares (Continued)

The Company’s Preferred Shares activities for the year ended December 31, 2018 are summarized below:

	Balance as of January 1, 2018	Issuance of Preferred Shares	Accretions of Preferred Shares to Redemption value	Balance as of December 31, 2018
Series A Preferred Shares
Number of shares	8,000,000	—	—	8,000,000
Amount (RMB)	27,503	—	2,937	30,440
Series B Preferred Shares
Number of shares	10,476,190	—	—	10,476,190
Amount (RMB)	89,058	—	10,017	99,075
Series C-1 Preferred Shares
Number of shares	1,030,126	—	—	1,030,126
Amount (RMB)	16,087	—	1,682	17,769
Series C Preferred Shares
Number of shares	4,902,554	—	—	4,902,554
Amount (RMB)	146,208	—	14,893	161,101
Series D Preferred Shares
Number of shares	8,058,410	1,692,266	—	9,750,676
Amount (RMB)	315,565	64,806	41,664	422,035
Series D+ Preferred Shares
Number of shares	—	3,497,954	—	3,497,954
Amount (RMB)	—	162,184	15,851	178,035
Series E Preferred Shares
Number of shares	—	6,164,979	—	6,164,979
Amount (RMB)	—	470,327	17,167	487,494

Total number of Preferred Shares	32,467,280	11,355,199	—	43,822,479

Total amount of Preferred Shares (RMB)	594,421	697,317	104,211	1,395,949

13. Share-based Compensation

(a) Description of share option plan

In April 2014, the Company established a share incentive plan (“2014 Incentive Plan”). The maximum number of shares that may be issued under 2014 Incentive Plan shall be 3,200,000. In January 2015, the maximum number of shares that may be issued under 2014 Incentive Plan were amended to be 5,117,613. The options are generally scheduled to be vested over four years and expire in four years.

On April 1, 2018, the board of directors of the Company approved 2018 share incentive plan (the “2018 Plan”) to replace the 2014 Incentive Plan, under which, the Company has agreed to authorize up to 7,111,447 ordinary shares for the issuance of employee share options to the eligible directors, employees and consultants of the Company.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Share-based Compensation (Continued)

(a) Description of share option plan (continued)

Upon the approval of the 2018 Plan, the Group modified the expiration term of the options granted under the 2014 Incentive Plan from 4 years to 10 years. In accordance with ASC 718, “Compensation—Stock Compensation,” this resulted in a probable-to-probable (Type 1) modification. The Group recognized the portion of incremental value for those vested share options as expenses immediately; the portion of the incremental value for unvested share options will be recognized as expenses over the remaining vesting periods. The total incremental value for the modification is not significant.

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. There was no option granted for the year ended December 31, 2017. The fair value of each option granted for the years ended December 31, 2016 and 2018 is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2016	2018
Expected volatility	51.52%-53.54%	47.40%-50.18%
Expected dividends yield	—	—
Expected multiples	2.2	2.2-2.8
Risk-free interest rate	1.57%-1.62%	2.59%-2.93%
Expected term (in years)	4	10
Fair value of underlying ordinary share (USD)	1.42-1.44	4.71-10.19

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

13. Share-based Compensation (Continued)

(c) Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2016, 2017 and 2018:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)	US$	Years	US$ (in thousands)
Outstanding as of January 1, 2016	2,297	0.1	2.90	2,346
Granted	1,032	0.1
Forfeited	(391)	0.1

Outstanding as of December 31, 2016	2,938	0.1	2.48	3,947

Outstanding as of January 1, 2017	2,938	0.1	2.48	3,947
Forfeited	(143)	0.1

Outstanding as of December 31, 2017	2,795	0.1	1.43	7,710

Outstanding as of January 1, 2018	2,795	0.1	1.43	7,710
Granted	2,635	0.1
Forfeited	(1,139)	0.1

Outstanding as of December 31, 2018	4,291	0.1	8.17	43,312

Vested and exercisable as of December 31, 2016	762	0.1	1.73	1,024
Vested and exercisable as of December 31, 2017	1,471	0.1	1.07	4,059
Vested and exercisable as of December 31, 2018	1,321	0.1	6.35	13,333

The weighted average grant date fair value of options granted for the years ended December 31, 2016 and 2018 was US$1.34 and US$5.39 per option, respectively. No options were granted for the year ended December 31, 2017.

No options were exercised for the years ended December 31, 2016, 2017 and 2018.

It is the Company’s policy to issue new shares upon exercise of share options. The number of shares available for future grant under the Company’s 2018 Plan was 2,820,087 at December 31, 2018.

As of December 31, 2016, 2017 and 2018, the total unrecognized compensation expenses related to the options were RMB9,447, RMB5,841 and RMB78,666, respectively. These amounts are expected to be recognized over a weighted average period of 3.32 years, 1.59 years and 3.44 years, respectively.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

14. Net Loss Per Share

Basic and diluted loss per ordinary share have been calculated in accordance with ASC 260 for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(81,036)	17,202	55,083
Accretions of Preferred Shares to redemption value	(21,487)	(28,521)	(104,211)

Net loss attributable to ordinary shareholders	(102,523)	(11,319)	(49,128)

Denominator:
Weighted average number of ordinary shares outstanding, basic	26,882,387	26,882,387	24,555,427
Weighted average number of ordinary shares outstanding, diluted	26,882,387	26,882,387	24,555,427
Net loss per ordinary share, basic	(3.81)	(0.42)	(2.00)
Net loss per ordinary share, diluted	(3.81)	(0.42)	(2.00)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	For the Year Ended December 31,
	2016	2017	2018
Preferred Share	23,135,253	24,651,726	39,388,581
Share option	1,754,386	2,317,841	2,587,743

	24,889,639	26,969,567	41,976,324

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

15. Commitments and Contingencies

(a) Commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through May 2024. As of December 31, 2018, future minimum lease payment under non-cancelable operating lease agreements was as follows:

As of December 31, 2018
RMB
2019	47,966
2020	49,567
2021	45,309
2022	45,615
2023 and after	79,340

Total	267,797

For the years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses in the amounts of approximately RMB4,382, RMB6,234 and RMB22,454, respectively.

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group’s accrued expense for litigation liabilities were RMB2,500 and RMB1,853 as of December 31, 2017 and 2018, respectively, and the Group recognized RMB963, RMB4,209 and RMB3,204 litigation expense for the years ended December 31, 2016, 2017 and 2018, respectively. The litigations are mainly in connection with infringement of intellectual property right, including rights of reputation and image rights.

16. Related Party Transactions

During the years ended December 31, 2016, 2017 and 2018, other than disclosed elsewhere, the Company had the following material related party transactions:

Name of Entity or Individual	Relationships with the Group
Medical Cosmetology and its consolidated VIEs (“Medical Cosmetology Group”)	An investee of the Group
Beijing Mevos	An investee of the Group

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

16. Related Party Transactions (Continued)

(a) The Group entered into the following transactions with related parties

(i) Provision of reservation service

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Medical Cosmetology Group	—	1,445	1,148

(ii) Loan advances to the related party

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Medical Cosmetology Group	15,336	2,800	2,000

(iii) Repayment of the loan advances to the related party

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Medical Cosmetology Group	—	9,000	2,000

(iv) Interest income

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Medical Cosmetology Group	129	—	—

(v) Impairment of loan advances to the related party(1)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Medical Cosmetology Group	—	9,265	—

(vi) Expense occurred to the related party

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Beijing Mevos	—	—	708

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

16. Related Party Transactions (Continued)

(b) The Group had the following balances with the major related parties:

(i) Amounts due from related parties(2)

	As of December 31,
	2017	2018
	RMB	RMB
Beijing Mevos	—	850

(ii) Amounts due to related parties

	As of December 31,
	2017	2018
	RMB	RMB
Medical Cosmetology Group	—	500
Beijing Mevos	—	425

(1)

As of December 31, 2017, the amounts due from Medical Cosmetology Group was fully impaired due to significant loss of Medical Cosmetology Group. For the year ended December 31, 2017, the impairment loss recognized as “Others, net” in the consolidated statements of comprehensive (loss)/income is RMB9,265.

(2)	The balance as of December 31, 2018 represents the advance payments to Beijing Mevos for purchase advertising resources in relation to the Group’s operating business.

17. Segment Information

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. Key revenues streams are as below:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Information services	19,869	143,613	415,119
Reservation services	29,221	115,692	202,107

	49,090	259,305	617,226

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

18. Subsequent Events

On January 10, 2019, the board of directors of the Company approved 2019 Shares Incentive Plan (the “2019 Plan”) to replace the 2018 Plan. Those employees who have been granted shares under 2018 Plan were required to re-sign the shares agreement under the 2019 Plan.

Upon adoption of 2019 Plan, terms are modified that the vested options cannot be exercised until the completion of the Company’s IPO (“modified condition”). In accordance with ASC 718, “Compensation—Stock Compensation,” this resulted in a probable-to-improbable (Type II) modification as IPO is one condition that the Company anticipates will not be satisfied until occurrence. For Type II modifications, no incremental fair value would be recognized. If the original service condition is satisfied, the award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied.

19. Unaudited Pro Forma Balance Sheet and Earnings Per Share

Immediately prior to the completion of a planned qualified initial public offering of the Company, the Preferred Shares of the Company shall be automatically converted into Class B ordinary shares on a one-for-one basis.

The unaudited pro-forma balance sheet as of December 31, 2018 presents an adjusted financial position assuming the Series A, B, C-1, C, D, D+ and E Preferred Shares had been converted into Class B ordinary shares as of December 31, 2018 at the conversion ratio of one for one.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

19. Unaudited Pro Forma Balance Sheet and Earnings Per Share (Continued)

Unaudited pro-forma basic and diluted net income per share were computed to give effect to the automatic conversion of the Series A, B, C-1, C, D, D+ and E Preferred Shares using the “if converted” method as though the conversion had occurred as of the beginning of the year or the original date of issuance, if later. Both Class A and Class B ordinary shares are included in the calculation of unaudited pro-forma basic and diluted net income per share.

For the Year Ended December 31, 2018
Numerator (RMB):
Net loss attributable to ordinary shareholders of the Company	(49,128)
Pro-forma effect of conversion of Preferred Shares	104,211

Pro-forma net income attributable to ordinary shareholders of the Company—basic and diluted	55,083

Denominator:
Weighted average number of ordinary shares outstanding	24,555,427
Pro-forma effect of conversion of Preferred Shares	39,388,581

Denominator for pro-forma basic net income per share	63,944,008

Dilutive ordinary share options	2,587,743

Denominator for pro-forma diluted net income per share	66,531,751

Pro-forma net income per share:
Pro-forma basic net income per share attributable to the Company’s ordinary shareholders	0.86
Pro-forma diluted net income per share attributable to the Company’s ordinary shareholders	0.83

20. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Due to restrictions on distribution of share capital from Group’s PRC entities and these entities’ accumulated losses, total restrictions placed on distribution of the Group’s PRC subsidiaries’ net assets was RMB67,500 and RMB109,000 as of December 31, 2017 and 2018, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIE and its subsidiaries to satisfy any obligations of the Company.

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2018.

(a)	Condensed balance sheets of So-Young International Inc.

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
Assets
Current assets:
Cash and cash equivalents	325,993	31,379	4,564

Total current assets	325,993	31,379	4,564

Non-current assets:
Amounts due from subsidiaries and VIE	101,465	1,007,001	146,460

Total non-current assets	101,465	1,007,001	146,460

Total assets	427,458	1,038,380	151,024

Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	27,503	30,440	4,427
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	89,058	99,075	14,410
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	16,087	17,769	2,584
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	146,208	161,101	23,431
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 8,058,410 and 9,750,676 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	315,565	422,035	61,382
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; nil and 3,497,954 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	—	178,035	25,894
Series E convertible redeemable preferred shares (US$ 0.0005 par value; nil and 6,164,979 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	—	487,494	70,903

Total mezzanine equity	594,421	1,395,949	203,031

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(a)	Condensed balance sheets of So-Young International Inc. (continued)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
Shareholders’ deficit:
Ordinary shares (US$ 0.0005 par value, 67,532,720 and nil shares authorized as of December 31, 2017 and 2018, respectively; 26,882,387 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	83	—	—
Class A ordinary shares (US$ 0.0005 par value, nil and 12,000,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	—	37	5
Class B ordinary shares (US$ 0.0005 par value, nil and 144,177,521 shares authorized as of December 31, 2017 and 2018, respectively; nil and 11,290,940 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	35	5
Accumulated deficit	(169,005)	(394,039)	(57,311)
Accumulated other comprehensive income	1,959	36,398	5,294

Total shareholders’ deficit	(166,963)	(357,569)	(52,007)

Total liabilities, mezzanine equity and shareholders’ deficit	427,458	1,038,380	151,024

(b)	Condensed statements of comprehensive (loss)/income of So-Young International Inc.

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(45)	(36)	(2,162)	(314)

(Loss)/income from operations	(45)	(36)	(2,162)	(314)
Share of (loss)/profit of subsidiaries and VIE	(80,991)	17,238	57,245	8,326

Net (loss)/income	(81,036)	17,202	55,083	8,012

Accretions of convertible redeemable preferred shares to redemption value	(21,487)	(28,521)	(104,211)	(15,157)

Net loss attributable to ordinary shareholders of the Company	(102,523)	(11,319)	(49,128)	(7,145)

Net (loss)/income	(81,036)	17,202	55,083	8,012
Other comprehensive income/(loss):
Foreign currency translation adjustment	2,323	(2,203)	34,439	5,009

Total comprehensive (loss)/income	(78,713)	14,999	89,522	13,021

SO-YOUNG INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data, unless otherwise noted)

21. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(c)	Condensed statements of cash flows of So-Young International Inc.

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash used in operating activities	(45)	(36)	(2,162)	(314)
Net cash (used in)/generated from investing activities	(123,107)	462	(791,666)	(115,144)
Net cash provided by financing activities	122,690	324,671	485,414	70,601

Effect of exchange rate changes on cash and cash equivalents	180	(114)	13,800	2,007

Net (decrease)/increase in cash and cash equivalents	(282)	324,983	(294,614)	(42,850)
Cash and cash equivalents at beginning of year	1,292	1,010	325,993	47,414

Cash and cash equivalents at end of year	1,010	325,993	31,379	4,564

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-offering amended and restated memorandum and articles of association provide that we shall indemnify each officer or director of our company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Chinese Rose Investment Limited	January 18, 2016	1,030,126 Series C-1 preferred shares	US$2,060,252, in the form of Chinese Rose Investment Limited’s execution of a business cooperation agreement with our company
SHAOHUI HOLDINGS LIMITED	March 31, 2016	4,902,554 Series C preferred shares	RMB123,000,000
Youthful Acquisition L.P.	December 20, 2017	5,640,887 Series D preferred shares	US$35,000,000
Green Stone Limited	December 20, 2017	2,417,523 Series D preferred shares	US$15,000,000

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Shaohui Holdings Limited	January 9, 2018	1,692,266 Series D preferred shares	Re-designation of 1,692,266 ordinary shares into 1,692,266 Series D preferred shares
Green Stone Limited	February 9, 2018	127,238 Series D+ preferred shares	US$957,237
ABSOLUTE FORTUNE LIMITED	February 9, 2018	2,012,329 Series D+ preferred shares	US$15,139,145
Trustbridge Partners V, L.P.	February 28, 2018	481,504 Series D+ preferred shares	US$3,622,450
Matrix Partners China III Hong Kong Limited	February 28, 2018	579,994 Series D+ preferred shares	US$4,363,406
Youthful Acquisition L.P.	February 28, 2018	296,889 Series D+ preferred shares	US$2,233,553
Matrix Partners China III Hong Kong Limited	August 23, 2018	170,632 Series E preferred shares	US$2,000,000
GOLDEN HORIZON LIMITED	August 23, 2018	1,962,267 Series E preferred shares	US$23,000,000
Bohai Spring, L.P.	August 23, 2018	825,638 Series E preferred shares	US$9,677,419
BOCI Financial Products Limited	August 23, 2018	619,229 Series E preferred shares	US$7,258,065
Deripi Limited	August 23, 2018	325,801 Series E preferred shares	US$3,818,758
BUCHKANA HOLDINGS LIMITED	August 23, 2018	325,801 Series E preferred shares	US$3,818,758
Flarensi Holdings Limited	August 23, 2018	36,430 Series E preferred shares	US$427,000
Beauty & Health Holdings Limited (formerly known as JINXING HOLDINGS LIMITED)	August 23, 2018	12,000,000 Existing Class A ordinary shares	Re-designation of 12,000,000 ordinary shares into 12,000,000 Existing Class A ordinary shares
ATCG Holdings Limited (formerly known SHAOHUI HOLDINGS LIMITED)	August 23, 2018	10,990,940 Existing Class B ordinary shares	Re-designation of 10,990,940 ordinary shares into 10,990,940 Existing Class B ordinary shares

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
One-of-a-kind Holdings Limited (formerly known as YUTAO HOLDINGS LIMITED)	August 23, 2018	300,000 Existing Class B ordinary shares	Re-designation of 300,000 ordinary shares into 300,000 Existing Class B ordinary shares
Matrix Partners China III Hong Kong Limited	August 23, 2018	192,863 Series E preferred shares	Re-designation of 192,863 ordinary shares into 192,863 Series E preferred shares
GOLDEN HORIZON LIMITED	August 23, 2018	1,137,546 Series E preferred shares	Re-designation of 1,137,546 ordinary shares into 1,137,546 Series E preferred shares
Bohai Spring, L.P.	August 23, 2018	220,170 Series E preferred shares	Re-designation of 220,170 ordinary shares into 220,170 Series E preferred shares
BOCI Financial Products Limited	August 23, 2018	165,127 Series E preferred shares	Re-designation of 165,127 ordinary shares into 165,127 Series E preferred shares
Deripi Limited	August 23, 2018	86,880 Series E preferred shares	Re-designation of 83,880 ordinary shares into 86,880 Series E preferred shares
BUCHKANA HOLDINGS LIMITED	August 23, 2018	86,880 Series E preferred shares	Re-designation of 86,880 ordinary shares into 86,880 Series E preferred shares
Flarensi Holdings Limited	August 23, 2018	9,715 Series E preferred shares	Re-designation of 9,715 ordinary shares into 9,715 Series E preferred shares
Directors, executive officers and employees and consultants of our company	various dates	Outstanding options to purchase 5,083,760 ordinary shares	Post and future services to our company

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SO-YOUNG INTERNATIONAL INC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	[Eighth] Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of [Ninth] Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder and beneficial owners of the American Depositary Receipts issued thereunder

4.4	Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated August 23, 2018

5.1	Form of Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	Form of Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Form of Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	Amended and Restated 2018 Share Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officer

10.4	English translation of the executed form of the power of attorney among Beijing Wanwei and shareholders of Beijing So-Young, as currently in effect, and a schedule of all executed shareholders’ power of attorney adopting the same form

10.5	English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect

10.6	English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect

10.7	English translation of the executed equity interest pledge agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect

10.8	English translation of the executed exclusive business cooperation agreement among Beijing Wanwei and Beijing So-Young dated November 1, 2018, as currently in effect

10.9	English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Xing Jin and Beijing So-Young dated November 1, 2018, as currently in effect

10.10	English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Hui Shao and Beijing So-Young dated November 1, 2018, as currently in effect

10.11	English translation of the executed exclusive option agreement among Beijing Wanwei, Mr. Tao Yu and Beijing So-Young dated November 1, 2018, as currently in effect

Exhibit Number	Description of Document

10.12	English translation of the executed form of spousal consent letter by the spouses of shareholders of Beijing So-Young, as currently in effect, and a schedule of all spousal consent letters adopting the same form

21.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2	Form of Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on             , 2019.

So-Young International Inc.

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Xing Jin and Min Yu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director (principal executive officer)	, 2019
Name: Xing Jin

	Director	, 2019
Name: Hui Shao

	Director	, 2019
Name: Huadong Wang

	Director	, 2019
Name: Zhijun Yu

	Director	, 2019
Name: Wenjie Jin

	Director	, 2019
Name: Marcelo Gigliani Uriarte

	Director	, 2019
Name: Wei Zhou

	Chief Financial Officer (principal financial and accounting officer)	, 2019
Name: Min Yu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of So-Young International Inc., has signed this registration statement or amendment thereto in New York, New York, United States of America on             , 2019.

Authorized U.S. Representative

By:
Name:
Title: